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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-86142

PROSPECTUS

Offer to Exchange
Our 7 7/8% Senior Subordinated Notes due 2010,
Which Have Been Registered Under the Securities Act of 1933,
for Any and All of Our Outstanding 7 7/8% Senior Subordinated Notes due 2010

The Exchange Notes

  •
  The terms of the notes Park Place Entertainment Corporation is issuing will be substantially identical to the outstanding notes that we issued on March 14, 2002, except for the elimination of some transfer restrictions, registration rights and liquidated damages provisions relating to the outstanding notes.
  •
  Interest on the notes will accrue at the rate of 7 7/8% per year, payable semi-annually on each March 15 and September 15, beginning September 15, 2002, and the notes will mature on March 15, 2010.
  •
  The notes will be unsecured and will rank equally with our other senior subordinated debt and junior to all of our senior debt. The notes will effectively rank junior to all liabilities of our subsidiaries.
  •
  We may redeem the notes at any time prior to their maturity at the redemption prices described more fully in this prospectus.

Material Terms of the Exchange Offer

  •
  The exchange offer expires at 5:00 p.m., New York City time, on June 7, 2002, unless extended.
  •
  Our completion of the exchange offer is subject to customary conditions, which we may waive.
  •
  Upon our completion of the exchange offer, all outstanding notes that are validly tendered and not withdrawn will be exchanged for an equal principal amount of notes that are registered under the Securities Act of 1933, as amended.
  •
  Tenders of outstanding notes may be withdrawn at any time prior to the expiration of the exchange offer.
  •
  The exchange of registered notes for outstanding notes will not be a taxable exchange for U.S. Federal income tax purposes.
  •
  We will not receive any proceeds from the exchange offer.

        For a discussion of factors that you should consider before participating in this exchange offer, see "Risk Factors" beginning on page 11 of this prospectus.

        Neither the Securities and Exchange Commission, the Nevada Gaming Commission, the Nevada State Gaming Control Board, the Mississippi Gaming Commission, the New Jersey Casino Control Commission, the Indiana Gaming Commission, the Louisiana Gaming Control Board nor any state securities commission or other gaming authority, has passed on the adequacy or accuracy of this prospectus or the investment merits of the notes offered hereby. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 29, 2002.

        We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

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DOCUMENTS INCORPORATED BY REFERENCE

        The Securities and Exchange Commission (the "Commission") allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in the documents filed with the Commission prior to the date of this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes the statement. Information that we file later with the Commission will automatically update the information incorporated by reference and the information in this prospectus.

        We incorporate by reference the following documents we have filed with the Commission:

  1.
  Annual Report on Form 10-K for the year ended December 31, 2001;

  2.
  Proxy Statement for the Annual Meeting, filed with the Commission on April 17, 2002;

  3.
  Current Report on Form 8-K, filed with the Commission on April 25, 2002; and

  4.
  All documents filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before termination of the offering.

        You may request a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference, by writing or telephoning us at the following address:

Investor Relations
Park Place Entertainment Corporation
3930 Howard Hughes Parkway
Las Vegas, Nevada 89109
(702) 699-5000

        To obtain timely delivery of documents incorporated by reference in this prospectus, you must request the information no later than five business days prior to the expiration of the exchange offer. The exchange offer will expire on June 7, 2002, unless extended.

        You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the dates on the front of these documents.

AVAILABLE INFORMATION

        This prospectus is part of a registration statement on Form S-4 that we have filed with the Commission under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and the notes, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since this prospectus may not contain all of the information that you may find important, you should review the full text of these documents. We have filed these documents as exhibits to our registration statement.

        We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, proxy and information statements and other information with the Commission. You may read and copy any reports, proxy and information statements and other information we file at the public reference facilities of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following Regional Offices: 233 Broadway, New York, New York 10007 and 500 West Madison Street, Suite 1400, Chicago, Illinois

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60661. You may obtain copies of such material from the Commission by mail at prescribed rates. You should direct requests to the Commission's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a website (http://www.sec.gov) that contains the reports, proxy statements and other information filed by us. Our common stock is listed on the New York Stock Exchange under the symbol "PPE." You may inspect information filed by us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. In addition, for so long as any of the notes remain outstanding, we have agreed to make available to any prospective purchaser of the notes or beneficial owner of the notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act.

MARKET DATA

        Market data used throughout this prospectus including information relating to our relative position in the casino and gaming industry is based on our good faith estimates, which estimates we based upon our review of internal surveys, independent industry publications and other publicly available information. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

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SUMMARY

        The following summary highlights selected information from this document and may not contain all the information that may be important to you. You should read this entire prospectus, including the financial data and related notes and the documents incorporated by reference in this prospectus, before making an investment decision. The terms "Park Place," "we," "our," and "us," as used in this prospectus refer to Park Place Entertainment Corporation and its subsidiaries as a combined entity, except where it is clear that the terms mean only Park Place Entertainment Corporation. The term "old notes" refers to our outstanding 7 7/8% Senior Subordinated Notes due 2010 that we issued on March 14, 2002 and that have not been registered under the Securities Act. The term "exchange notes" refers to the 7 7/8% Senior Subordinated Notes due 2010 offered pursuant to this prospectus. The term "notes" refers to the old notes and the exchange notes collectively.

Park Place Entertainment Corporation

        Park Place Entertainment Corporation was formed when Hilton Hotels Corporation split its lodging and gaming operations into two separate companies on December 31, 1998. This was accomplished through a tax free distribution of Hilton's gaming division to its stockholders. Subsequent to the distribution we merged with the Mississippi gaming operations of Grand Casinos, Inc. ("Grand"). In December 1999, we acquired all of the outstanding stock of Caesars World, Inc. and interests in several other gaming entities ("Caesars") from Starwood Hotels & Resorts Worldwide, Inc. for approximately $3 billion in cash. We consider our casino properties to be leading establishments with respect to location, size, facilities, physical condition, quality and variety of services offered in the areas in which they are located. We are the largest gaming company in the world, as measured by casino square footage, rooms and revenues, with approximately 2 million square feet of gaming space, more than 28,000 rooms, and net revenues of $4.6 billion in 2001. We are currently the only gaming company with a significant presence in Nevada, New Jersey and Mississippi, the three largest gaming markets in the United States. We currently own or operate:

  •
  eight casino hotels in Nevada;

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  four casino hotels in Atlantic City, New Jersey;

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  five dockside casinos in Mississippi;

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  an 82 percent owned and managed riverboat casino in Indiana;

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  a 49.9 percent owned and managed riverboat casino in New Orleans;

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  three partially owned and/or managed casino hotels in Canada;

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  two managed casino hotels in Australia;

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  a partially owned and managed casino hotel in Punta del Este, Uruguay;

  •
  a partially owned and managed casino hotel in Johannesburg, South Africa;

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  casinos on two cruise ships; and

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  managed slot operations at a racetrack in Delaware.

        We own, operate or manage the casino properties as noted in the table below. Our gaming operations are conducted under the Caesars, Bally's, Paris, Flamingo, Grand, Hilton, and Conrad brand names.

Name and Location	Approximate Casino Square Footage(1)	Approximate Number of Slots	Approximate Number of Tables	Approximate Number of Rooms/Suites
Domestic Casinos
Nevada
Caesars Palace	152,000	1,922	105	2,423
Paris Las Vegas	85,000	1,756	96	2,916
Bally's Las Vegas	83,000	1,663	70	2,814
Flamingo Las Vegas	77,000	2,283	89	3,518
Las Vegas Hilton	79,000	1,344	73	2,953
Caesars Tahoe(2)	42,000	1,099	58	440
Reno Hilton	109,000	1,500	65	2,003
Flamingo Laughlin	57,000	1,538	51	1,906
New Jersey
Bally's Atlantic City	164,000	4,320	144	1,246
Caesars Atlantic City	125,000	3,856	123	1,140
Atlantic City Hilton	60,000	2,024	84	804
Claridge Casino Hotel(3)	59,000	1,770	63	502
Mississippi
Grand Casino Biloxi	134,000	2,877	89	985
Grand Casino Gulfport	110,000	2,312	72	1,001
Grand Casino Tunica	140,000	2,464	93	1,356
Sheraton Casino & Hotel	33,000	1,291	41	134
Bally's Casino Tunica	47,000	1,309	40	235
Indiana
Caesars Indiana(4)	90,000	2,493	142	503
Louisiana
Bally's Casino New Orleans(5)	30,000	1,216	30	—
Delaware
Dover Downs(6)	76,000	2,000	—	—
International Casinos
Australia(7)
Conrad Jupiters Gold Coast	69,000	1,218	89	609
Conrad International Treasury Casino Brisbane	69,000	1,214	97	130
Uruguay
Conrad Punta del Este Resort and Casino(8)	41,000	518	78	302
Canada
Casino Nova Scotia—Halifax(9)	32,000	733	39	352
Casino Nova Scotia—Sydney(9)	16,000	372	11	—
Casino Windsor(10)	100,000	3,321	105	389
South Africa
Caesars Gauteng(11)	56,000	1,500	50	276
Caesars Palace at Sea(12)
S.S. Crystal Harmony	3,000	87	8	—
S.S. Crystal Symphony	4,000	114	8	—

(1)
Includes square footage attributable to race and sports books.

(2)
We lease the building that houses the hotel and casino and lease the underlying land pursuant to a long-term ground and structure lease.

(3)
We acquired the Claridge Casino Hotel on June 1, 2001.

(4)
We manage Caesars Indiana and own an 82 percent interest in a joint venture that owns this property. In August 2001, we opened a new 503-room hotel at Caesars Indiana.

(5)
We have a 49.9 percent ownership interest in and manage this property.

(6)
We provide management services to the casino at the Dover Downs racetrack in Delaware.

(7)
We manage these properties.

(8)
We have a 46.4 percent ownership interest in and manage this property.

(9)
We have a 95 percent interest in Metropolitan Entertainment Group, which owns and operates the two properties on behalf of the Nova Scotia Gaming Corporation pursuant to an operating contract.

(10)
We have a 50 percent interest in Windsor Casino Limited, which operates Casino Windsor. The province of Ontario owns the complex.

(11)
We have a 25 percent interest in a joint venture that owns Caesars Gauteng and a 50 percent interest in a joint venture that manages Caesars Gauteng.

(12)
We operate the Caesars Palace at Sea casinos on two Crystal Cruises, Inc. cruise ships, the Symphony and the Harmony, only while the ships are in international waters.

        Our principal executive offices are located at 3930 Howard Hughes Parkway, Las Vegas, Nevada 89109, and our telephone number is (702) 699-5000.

Recent Developments

        In February 2002, we entered into agreements to sell our 19.9% equity interest in Jupiters Limited, an Australian public company, that owns the Conrad Jupiters Gold Coast and the Conrad International Treasury Casino Brisbane, which casino hotels are managed by us and will continue to be managed by us following this sale. On April 17, 2002, we completed this sale and received total gross proceeds of approximately $120 million. The proceeds were used to pay down company debt.

        On April 22, 2002, we announced our results for the quarter ended March 31, 2002. We reported net income before cumulative effect of an accounting change of $40 million, or $0.13 per diluted share for the quarter ended March 31, 2002. That compares to net income of $45 million or $0.15 per diluted share for the first quarter of 2001. We also reported revenues of $1.158 billion for the first quarter of 2002, compared to $1.161 billion for the first quarter of 2001. EBITDA, as defined in Summary Selected Historical Financial Information, was $279 million for the first quarter of 2002, down from $315 million for the first quarter of 2001.

        During the first quarter of 2002, we ceased amortizing goodwill, in compliance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." We adopted the new standard effective January 1, 2002 which requires changes in the treatment of goodwill and other intangible assets on a going-forward basis. In accordance with SFAS No. 142, we conducted an independent appraisal of the relevant assets and recorded a non-cash charge of $979 million to write down the value of goodwill carried on our books. The majority of the write down relates to goodwill associated with the 1996 acquisition of Bally Entertainment by Hilton Hotels Corporation, from which Park Place was spun off in 1998. After this charge, the company reported a net loss of $939 million, or $3.09 per diluted share, for the quarter ended March 31, 2002.

Summary of the Exchange Offer

The Exchange Offer	We are offering to exchange $1,000 principal amount of our exchange notes for each $1,000 principal amount of old notes. As of the date of this prospectus, $375 million in aggregate principal amount of old notes are outstanding.

We have registered the exchange notes under the Securities Act and they are substantially identical to the old notes, except for the elimination of some transfer restrictions, registration rights and liquidated damages provisions relating to the old notes.
Accrued Interest on the Exchange Notes and the Old Notes
Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the old notes or, if no interest was paid on the old notes, from the date of issuance of the old notes, which was on March 14, 2002. Holders whose old notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the old notes.
No Minimum Condition	We are not conditioning the exchange offer on the tender of any minimum principal amount of old notes.
Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on June 7, 2002, unless we decide to extend the exchange offer.
Withdrawal Rights	You may withdraw your tender at any time prior to 5:00 p.m., New York City time, on the expiration date.
Conditions to the Exchange Offer
The exchange offer is subject to customary conditions, which we may waive. We currently anticipate that each of the conditions will be satisfied and that we will not need to waive any conditions. We reserve the right to terminate or amend the exchange offer at any time before the expiration date if any such condition occurs. For additional information, see "The Exchange Offer—Certain Conditions to the Exchange Offer."
Procedures for Tendering Old Notes	If you are a holder of old notes who wishes to accept the exchange offer, you must:
•
complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, and mail or otherwise deliver the letter of transmittal, together with your old notes, to the exchange agent at the address set forth under "The Exchange Offer—Exchange Agent;" or
•
arrange for The Depository Trust Company to transmit certain required information, including an agent's message forming part of a book-entry transfer in which you agree to be bound by the terms of the letter of transmittal, to the exchange agent in connection with a book-entry transfer.

By tendering your old notes in either manner, you will be representing among other things, that:
•	the exchange notes you receive pursuant to the exchange offer are being acquired in the ordinary course of your business;
•
you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes issued to you in the exchange offer; and
•	you are not an "affiliate" of ours.
Special Procedures for Beneficial Owners
If you beneficially own old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either arrange to have your old notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.
Guaranteed Delivery Procedures
If you wish to tender your old notes and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedures for book-entry transfer cannot be completed on time, you may tender your old notes according to the guaranteed delivery procedures described in "The Exchange Offer—Procedures for Tendering Old Notes."
Acceptance of Old Notes and Delivery of Exchange
We will accept for exchange all old notes which are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The exchange notes issued in the exchange offer will be delivered promptly following the expiration date. For additional information, see "The Exchange Offer—Acceptance of Old Notes for Exchange; Delivery of Exchange Notes."
Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes in the exchange offer. We will pay for our expenses incident to the exchange offer.
Federal Income Tax Consequences
The exchange of exchange notes for old notes in the exchange offer will not be a taxable event for federal income tax purposes. For additional information, see "Material Federal Income Tax Consequences of the Exchange."

Effect on Holders of Old Notes
As a result of this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement dated as of March 14, 2002 among Park Place Entertainment Corporation and Deutsche Banc Alex. Brown and each of the other initial purchasers named in the agreement and, accordingly, there will be no increase in the interest rate on the old notes. If you do not tender your old notes in the exchange offer:
•
you will continue to hold the old notes and will be entitled to all the rights and limitations applicable to the old notes under the indenture governing the notes, except for any rights under the registration rights agreement that terminate as a result of the completion of the exchange offer; and
•
you will not have any further registration or exchange rights and your old notes will continue to be subject to restrictions on transfer. Accordingly, the trading market for untendered old notes could be adversely affected.
Exchange Agent	Wells Fargo Bank Minnesota, N.A., is serving as exchange agent in connection with the exchange offer.

Summary of The Exchange Notes

Issuer	Park Place Entertainment Corporation.
Total Amount of Exchange Notes Offered	Up to $375 million in aggregate principal amount of 7 7/8% senior subordinated notes due 2010.
Maturity	March 15, 2010.
Interest	7 7/8% per year.
Interest Payment Dates	March 15 and September 15, beginning September 15, 2002.
Optional Redemption
We may redeem the exchange notes at any time at the redemption prices described in the "Description of the Exchange Notes" section under the subheading "Optional Redemption," plus accrued and unpaid interest to the redemption date.
Ranking
The exchange notes will be our unsecured obligations. The exchange notes will rank equally with our other senior subordinated debt and junior to all of our senior debt. The exchange notes will effectively rank junior to all liabilities of our subsidiaries. Because the exchange notes are subordinated, in the event of our bankruptcy, liquidation or dissolution, holders of exchange notes will not receive any payment until holders of our senior debt have been paid in full.

As of December 31, 2001, after giving effect to the offering of the old notes, we would have had $5.3 billion of total debt, of which $3.3 billion would have been senior debt and $4 million would have been debt of our subsidiaries.
Covenants	The indenture governing the exchange notes will, among other things, limit our and our subsidiaries' ability to:
•	enter into sale and lease-back transactions;
•	incur liens on our assets to secure debt;
•	merge or consolidate with another company; and
•	transfer our assets substantially as an entirety.

These covenants are subject to a number of important qualifications and exceptions which are described in the "Description of the Exchange Notes" section under the heading "Additional Covenants of Park Place" in this prospectus.
Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

Risk Factors

        See "Risk Factors" for a discussion of the factors you should carefully consider before deciding to invest in the notes, including factors affecting forward-looking statements.

Summary Selected Historical Financial Information

        We derived the following historical information from our audited financial statements for 1997 through 2001.

	Fiscal Years Ended or as of December 31,
	2001		2000		1999		1998		1997
	(dollars in millions, except per share amounts)
Results of Operations(1):
Total revenue(2)	$4,631		$4,658		$3,025		$2,200		$2,062
Total operating income	407		696		399		302		201
Income (loss) before cumulative effect of accounting change(3)	(24)		143		138		109		67
Income (loss) before cumulative effect of accounting change per share
Basic	$(0.08)		$0.48		$0.46		$0.42		$0.25
Diluted	$(0.08)		$0.46		$0.45		$0.42		$0.25
Other Operating Data:
Cash flows from
Operating activities	$633		$752		$519		$318		$375
Investing activities	(538)		(435)		(3,610)		(584)		(583)
Financing activities	(88)		(342)		3,055		449		175
EBITDA(4)	$1,078		$1,240		$778		$556		$512
Ratio of earnings to fixed charges	0.9	x	1.6	x	2.1	x	2.7	x	2.4	x
Balance Sheet:
Cash and equivalents	$328		$321		$346		$382		$199
Total assets	10,808		10,995		11,151		7,174		5,630
Total debt	5,308		5,398		5,624		2,472		1,306
Total stockholders'/division equity	3,767		3,784		3,740		3,608		3,381

(1)
Operating results are significantly affected by the acquisition of the Grand Casino Mississippi properties (immediately following the spin-off of Park Place from Hilton) in December 1998 and the acquisition of Caesars World, Inc. in December 1999.

(2)
Revenues reflect reclassifications consistent with the consensus provisions of EITF 00-14 and EITF 00-22 adopted in 2001 relating to "cash back" rebates, refunds, coupons or other incentives. This did not impact operating income or net income.

(3)
Includes the total after-tax impact of pre-opening expenses, impairment losses, and other one-time amounts as follows: $118 million in 2001, $31 million in 2000, $47 million in 1999, $19 million in 1998, and $59 million in 1997.

(4)
EBITDA is earnings before interest, taxes, depreciation, amortization, pre-opening expenses, investment loss, asset impairments, and other one-time amounts. EBITDA is presented supplementally because this is how we review and analyze the results at each property. We have excluded one-time items, such as pre-opening expenses, investment loss, asset impairments, and the impact of asset sales, from EBITDA as these items do not impact operating results on a recurring basis. For 2001, one-time items totaled $177 million which included $2 million of pre-opening expenses, a $124 million impairment loss on the Las Vegas Hilton, a $19 million loss on the sale of the Flamingo Reno, and a $32 million loss primarily related to the write-off of senior discount notes of Aladdin Gaming Holdings, LLC. Pretax one-time items totaled $48 million in 2000 and consisted of $3 million of pre-opening expenses, an impairment loss of $55 million on the planned sale of the Las Vegas Hilton, a gain of $18 million on the sale of the Flamingo Kansas City

  Riverboat Casino, a gain of $7 million on the sale of certain trademark rights associated with the Bally name, and costs of $15 million primarily related to fulfilling employment contracts with our deceased former president and chief executive officer, who passed away in October 2000. In 1999, we recognized a $26 million impairment loss associated with the planned sale of the Flamingo Reno and pre-opening expenses of $47 million primarily related to the opening of Paris Las Vegas. We recorded impairment losses of $16 million on a riverboat and $13 million in spin-off costs during 1998. Impairment losses and other costs associated with the closure of another riverboat totaled $96 million in 1997. This information should not be considered as an alternative to any measure of performance as promulgated under generally accepted accounting principles (such as operating income or income (loss) before cumulative effect of accounting change) nor should it be considered as an indicator of our overall financial performance. Our calculation of EBITDA may be different from the calculations used by other companies and therefore comparability may be limited.

RISK FACTORS

        You should carefully consider the following factors in addition to the other information set forth in this prospectus and the documents incorporated by reference herein before making an investment in these notes.

The right to receive payments on the notes will be junior to a substantial portion of our existing, and possibly all of our future, borrowings.

        The notes will rank behind all of our existing and future senior debt, including the debt incurred under our revolving credit facilities. As of December 31, 2001, after giving effect to this offering, we would have had outstanding approximately $3.3 billion of senior debt, and approximately $1.8 billion available for borrowing as additional senior debt under our revolving credit facilities, subject to covenant restrictions. In addition, our subsidiaries had approximately $4 million of debt. The indenture governing the notes does not limit our ability to incur additional senior debt, including under the revolving credit facilities. If we file for bankruptcy, liquidate or dissolve, our assets would be available to pay obligations on the notes only after we pay all of our senior debt. We might not have sufficient assets remaining to make any payments on the notes. In addition, if we default on our senior debt, we may be prohibited, under the terms of the notes, from making any payments on the notes. The term "senior debt," as it applies to the notes, is defined in "Description of the Notes—Certain Definitions."

Our substantial indebtedness could adversely affect our financial results and prevent us from fulfilling our obligations under the notes.

        At December 31, 2001, we had total consolidated indebtedness of approximately $5.3 billion and stockholders' equity of approximately $3.8 billion.

        The notes will not restrict our ability to borrow additional funds in the future nor do they provide holders any protection should we be involved in a highly leveraged transaction. If we add new indebtedness to our anticipated debt levels following or prior to the acquisition, it could increase the related risks that we face.

        Our substantial indebtedness could have important consequences to you. For example, it could:

  •
  limit our ability to satisfy our obligations with respect to the notes;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate activities;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and industry;

  •
  place us at a competitive disadvantage compared to other less leveraged competitors; and

  •
  limit our ability to borrow additional funds.

Servicing our indebtedness will require a significant amount of cash and our ability to generate sufficient cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures depends on our ability to generate cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. In addition, our ability to borrow funds under our revolving credit facilities in the future will depend on our meeting the financial covenants in the agreements, including an interest coverage test and a leverage ratio test. We cannot assure you that our business will generate cash flow from operations or that future borrowings will be available to us under our revolving credit facilities in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. As a result, we may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. Our inability to generate sufficient cash flow or refinance our indebtedness on commercially reasonable terms would have a material adverse effect on our financial condition, results of operations and ability to satisfy our obligations under the notes.

We are a holding company and depend on the business of our subsidiaries to satisfy our obligations under the notes.

        We are a holding company. Our subsidiaries conduct substantially all of our consolidated operations and own substantially all of our consolidated assets. Consequently, our cash flow and our ability to pay our debts depends upon our subsidiaries' cash flow and their payment of funds to us. Our subsidiaries are not obligated to make funds available to us for payment on the notes or otherwise. In addition, our subsidiaries' ability to make any payments to us will depend on their earnings, the terms of their indebtedness, business and tax considerations, legal and regulatory restrictions and economic conditions. These payments may not be adequate to pay interest and principal on the notes when due. In addition, their ability to make payments to us depends on applicable law and debt instruments to which they or we are a party, which may include requirements to maintain minimum levels of working capital and other assets.

        The notes will effectively rank junior to all existing and future liabilities of our subsidiaries, including trade payables. In the event of a bankruptcy, liquidation or dissolution of a subsidiary and following payment of its liabilities, the subsidiary might not have sufficient assets remaining to make any payments to us so that we can meet our obligations as the holding company, including our obligations to you under the notes. As of December 31, 2001, our subsidiaries had approximately $4 million of debt. The indenture governing the notes will not limit the ability of our subsidiaries to incur additional debt.

You are required to dispose of your notes or redeem your notes if any gaming authority finds you unsuitable to hold them.

        You are required to dispose of your notes or redeem your notes if any gaming authority finds you unsuitable to hold them or in order to otherwise comply with gaming laws to which we are subject, as more fully described in the sections entitled "Regulation and Licensing" and "Description of the Notes—Mandatory Disposition Pursuant to Gaming Laws."

The gaming industry is highly competitive.

        There is intense competition in the gaming industry. The construction of new properties or the enhancement or expansion of existing properties in any market in which we operate could have a negative impact on our business in that market. A new hotel casino is currently under construction in Atlantic City and other competitors in Atlantic City have announced expansions of their hotels. Our competitors have announced projects in Las Vegas which, if completed, will add significant casino space and hotel rooms to the Las Vegas market. Our businesses could be adversely impacted (1) by the additional gaming and room capacity generated by this increased competition in Las Vegas and Atlantic City, or (2) by similar competitors' projects in any of our markets.

        The business at our hotel casinos could also be adversely affected if gaming were to be newly legalized or expanded under the laws of any state or locale located near our existing properties. Particularly, the legalization of gaming operations in locations near Las Vegas, Atlantic City or the Gulf Coast of Mississippi could negatively affect our properties located there.

        We also compete with legalized gaming from casinos located on Native American tribal lands. In October 2001, the New York State Legislature enacted a bill, which the governor signed, authorizing a total of six Indian casinos in the state of New York—three in Western New York and three in the Catskill Region, and approved the use of video lottery terminals at racetracks and authorized the participation of New York State in a multi-state lottery. The federal government has approved approximately 60 compacts with tribes in California, and casino-style gaming is now legal on those tribal lands. A proliferation of Native American gaming in New York or California, or a proliferation of Native American gaming in other areas located near our existing hotel casinos, could have an adverse effect on our operating results in those markets.

The adoption of referenda or the outcomes of litigation may restrict our ability to conduct gaming activities in some jurisdictions.

        In Mississippi, the Mississippi Act (as defined in "—Mississippi Gaming Laws") provides for legalized dockside gaming at the discretion of the fourteen Mississippi counties that border the Gulf Coast or the Mississippi River, but only if the voters in the county have not voted to prohibit gaming in that county. In recent years, anti-gaming groups have proposed for adoption through the initiative and referendum process certain amendments to the Mississippi Constitution which would prohibit gaming in the state. The proposals were declared illegal by Mississippi courts. If another such proposal were to be offered, and if a sufficient number of signatures were to be gathered to place a legal initiative on the ballot, it would be possible for the voters of Mississippi to consider such a proposal in November of 2003. If voters passed such a proposal, it would have a material adverse effect on us and on our Mississippi gaming operations.

        In April 2000, we entered into an agreement with the Saint Regis Mohawk Tribe to develop and manage gaming facilities in the State of New York. In November 2001, we signed comprehensive development and management agreements that will govern the construction and operation of the Tribe's planned $500 million casino and resort complex. In October 2001, the New York State Legislature enacted a bill, which the governor signed, authorizing a total of six Indian casinos in the state of New York — three in Western New York and three in the Catskill Region. The legislation also gives the governor the authority to negotiate state compacts with the tribes without further approval by the legislature. The constitutionality of the legislation has been challenged. See also "Business and Properties—Legal Proceedings—Mohawk Litigation."

The gaming industry is highly regulated and we must adhere to various regulations and maintain our licenses to continue our operations.

        Each of our casinos is subject to extensive regulation under the laws, rules and regulations of the jurisdiction where it is located or docked. These laws, rules and regulations generally concern the responsibility, financial stability and character of the owners, managers, and persons with financial interests in the gaming operations. Some jurisdictions, however, empower their regulators to investigate participation by licensees in gaming outside their jurisdiction and require access to and periodic reports concerning the gaming activities. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions. For a summary of gaming regulations that affect our business, see "Regulation and Licensing." The regulatory environment in any particular jurisdiction may change in the future and any such change could have a material adverse effect on our results of operations.

Energy price increases may adversely affect our costs of operations and our revenues.

        Our casino properties use significant amounts of electricity, natural gas and other forms of energy. While no shortages of energy have been experienced, substantial increases in the cost of electricity in the United States will negatively affect our operating results. The extent of the impact is subject to the magnitude and duration of the energy price increases, but this impact could be material. In addition, higher energy and gasoline prices which affect our customers may result in reduced visitation to our properties and a reduction in revenues.

A downturn in general economic conditions may adversely affect our results of operations.

        Our business operations are affected by international, national and local economic conditions. A recession or downturn in the general economy, or in a region constituting a significant source of customers for our properties, could result in fewer customers visiting our properties, which would adversely affect our revenues.

Acts of domestic terrorism have impacted our industry.

        On September 11, 2001, acts of terrorism occurred in New York City and Washington, D.C. As a result of such terrorist acts, there has been a disruption in domestic and international travel. These terrorist acts and travel disruptions have resulted in decreased customer visitation to our properties. These terrorist acts and the travel disruptions may continue to affect us, and may also adversely affect the already slowing economy, further negatively impacting our results of operations.

An active trading market may not develop for these notes.

        We are offering the exchange notes to the holders of the old notes. The old notes were sold in March 2002 to a small number of institutional investors in the United States and to investors outside of the United States under Regulation S and are eligible for trading in the Private Offerings, Resale and Trading through Automatic Linkages (PORTAL) Market. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted old notes will be adversely affected. We cannot assure you that this market will provide liquidity for you if you want to sell your old notes.

        We do not intend to apply for a listing of the exchange notes on a securities exchange or on any automated dealer quotation system. The exchange notes are new securities for which there is currently no market. We cannot assure you as to the liquidity of markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. If such markets were to exist, the exchange notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates and the markets for similar securities. The initial purchasers of the old notes have advised us that they currently intend to make a market with respect to the exchange notes. However, they are not obligated to do so, and any market making activities may be discontinued at any time without notice. In addition, such market making activity may be limited during the pendency of the exchange offer.

        The liquidity of, and trading market for, the exchange notes also may be adversely affected by changes in the market for high yield securities and by changes in our financial performance or prospects for companies in our industry generally.

        As a result, you cannot be sure that an active trading market will develop for the exchange notes.

FACTORS THAT MAY AFFECT FUTURE RESULTS
(Cautionary Statements Under the Private Securities Litigation Reform Act of 1995)

        Certain information included in this prospectus and other materials filed or to be filed by us with the Commission (as well as information included in oral statements or other written statements made or to be made by us or our representatives) contains or may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Exchange Act of 1934, as amended (the "Exchange Act"). These statements can be identified by the fact that they do not relate strictly to historical or current facts. We have based these forward-looking statements on our current expectations about future events. The forward-looking statements include statements that reflect management's beliefs, plans, objectives, goals, expectations, anticipations, intentions, with respect to the financial condition, results of operations, future performance and business of the Company, including:

  •
  Statements relating to our business strategy; and

  •
  Our current and future developments plans.

        Further, statements that include the words "may," "could," "should," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan," or other words or expressions of similar meaning may identify forward-looking statements. These statements reflect our judgment on the date they are made, and we undertake no duty to update such statements in the future. Such statements include information relating to plans for future expansion and other business development activities as well as capital spending, financing sources and the effects of regulation (including gaming and tax regulation) and competition. From time to time, oral or written forward-looking statements are also included in our periodic reports on Forms 10-Q and 8-K, press releases and other materials released to the public.

        Although we believe that the expectations reflected in these forward-looking statements are reasonable, any or all of the forward-looking statements in this prospectus, our Annual Report on Form 10-K and in any other public statements that are made may prove to be incorrect. This may occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Many factors discussed in this report, such as the competitive environment and government regulation, will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from forward-looking statements. In light of these and other uncertainties, you should not regard the inclusion of a forward-looking statement in this prospectus or other public communications that we might make as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on such forward-looking statements.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in our subsequent reports filed with the Commission on Forms 10-K, 10-Q and 8-K should be consulted. The following discussion of risks, uncertainties and possible inaccurate assumptions relevant to the Company's business includes factors that management believes could cause our actual results to differ materially from expected and historical results. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

USE OF PROCEEDS

        We will not receive any proceeds from the exchange of the exchange notes for the old notes pursuant to the exchange offer.

        We used the aggregate net proceeds from the offering of the old notes, which were approximately $368 million after deducting fees and expenses associated with the offering, to repay a portion of the outstanding debt under our revolving credit facilities. As of December 31, 2001, we had approximately $1.9 billion outstanding under our credit facilities bearing an average interest rate of 3.14%.

CAPITALIZATION

        The following table sets forth our capitalization at December 31, 2001:

  •
  on a historical basis;

  •
  as adjusted after giving effect to the offering of the old notes.

        You should read this information together with "Use of Proceeds" and the audited consolidated financial statements and related notes appearing elsewhere in this prospectus or incorporated by reference in this prospectus.

	December 31, 2001
	Actual	As Adjusted
	($ in millions)
Cash and Equivalents	$328	$328

Total Current Portion of Long-Term Debt	$7	$7

Long-Term Debt:
Revolving credit facilities(a)	$1,904	$1,536
7 3/8% senior notes due 2002(b)	300	300
7% senior notes due 2004(b)	325	325
7.95% senior notes due 2003	299	299
7.50% senior notes due 2009	425	425
8 1/2% senior notes due 2006	397	397
7 7/8% senior subordinated notes due 2005	400	400
9 3/8% senior subordinated notes due 2007	500	500
8 7/8% senior subordinated notes due 2008	400	400
8 1/8% senior subordinated notes due 2011	347	347
7 7/8% senior subordinated notes due 2010	—	375
Other	11	11
Less current portion of long-term debt	(7)	(7)

Total long-term debt, net of current portion	5,301	5,308

Total Stockholders' Equity	3,767	3,767

Total Capitalization	$9,068	$9,075

(a)
Our current credit facilities consist of a $1.3 billion 364-day revolving facility that expires in August 2002 and a $2.0 billion multi-year facility that expires in December 2003 with a $1.4 billion 2-year extension upon expiration or voluntary termination of the existing multi-year facility. For additional information, see "Description of Other Indebtedness."

(b)
In connection with our spin-off from Hilton, we assumed the payment obligations with respect to these outstanding Hilton notes, which are net of unamortized discount.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion together with the financial statements, including the related notes, the other financial information in this prospectus, and the risks involved in investing in the notes described in the "Risk Factors" section.

Results of Operations

        Results of operations include our wholly owned subsidiaries and investments accounted for under the equity method of accounting. After our merger with Grand Casinos, Inc. on December 31, 1998, the opening of Paris Las Vegas on September 1, 1999, our acquisition of Caesars World, Inc. and other gaming assets from Starwood Hotels & Resorts Worldwide, Inc. on December 29, 1999, and our purchase of the Claridge Casino Hotel on June 1, 2001, we operate the following portfolio of properties under the Caesars, Bally's, Paris, Flamingo, Grand, Hilton, Claridge, and Conrad brand names:

  •
  eight casino hotels in Nevada;

  •
  four casino hotels in Atlantic City, New Jersey;

  •
  five dockside casinos in Mississippi;

  •
  an 82 percent owned and managed riverboat casino in Indiana;

  •
  a 49.9 percent owned and managed riverboat casino in New Orleans;

  •
  three partially owned and/or managed casino hotels in Canada;

  •
  two managed casino hotels in Australia;

  •
  a partially owned and managed casino hotel in Punta del Este, Uruguay;

  •
  a partially owned and managed casino hotel in Johannesburg, South Africa;

  •
  two casinos on cruise ships; and

  •
  managed slot operations at a racetrack in Delaware.

        We have experienced a number of changes, during the period covered in this discussion, resulting in increases in the number of subsidiaries and investments (as listed above).

        On September 1, 1999, we opened the 2,916 room Paris Las Vegas on the Las Vegas Strip. On December 29, 1999, we completed our acquisition of Caesars World, Inc. As a result of the Caesars acquisition, we now own Caesars Palace, Caesars Atlantic City, Caesars Tahoe, Sheraton Casino & Hotel Tunica, an 82 percent interest in Caesars Indiana, a 95 percent interest in Casino Nova Scotia Sydney and Casino Nova Scotia Halifax, a 25 percent interest in Caesars Gauteng, a 50 percent interest in the management company of Casino Windsor in Ontario, Canada, an interest in Caesars Palace at Sea, and we manage the slot operations at the Dover Downs racetrack in Delaware. Only two days of the results of operations for the Caesars properties are included in our consolidated statement of operations for the year ended December 31, 1999, as the acquisition was completed on December 29, 1999.

        The following discussion presents an analysis of our results of operations for the years ended December 31, 2001, 2000 and 1999. EBITDA (earnings before interest, taxes, depreciation, amortization, pre-opening expenses, investment loss, and "Impairment losses and other, net") is presented supplementally in the tables below and in the discussion of our operating results because this is how we review and analyze the results of each property. EBITDA can be computed directly from our consolidated statements of income by adding the amounts shown for (1) depreciation and amortization,

(2) pre-opening expense, and (3) "Impairment losses and other, net" to operating income (which is income before interest, taxes and investment loss). This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States of America, (such as operating income or net income (loss)), nor should it be considered as an indicator of our overall financial performance. Our calculation of EBITDA may be different from the calculation used by other companies and therefore comparability may be limited.

Comparison of December 31, 2001 with December 31, 2000

        A summary of our consolidated revenue and earnings for the years ended December 31, 2001 and 2000 is as follows (in millions, except per share amounts):

	2001	2000
Revenue	$4,631	$4,658
Operating income	407	696
Net income (loss)	(24)	143
Basic earnings (loss) per share	(0.08)	0.48
Diluted earnings (loss) per share	(0.08)	0.46
Other operating data:
Cash flows from operating activities	$633	$752
Cash flows from investing activities	(538)	(435)
Cash flows from financing activities	(88)	(342)
EBITDA	1,078	1,240

        For the year ended December 31, 2001, we recorded a net loss of $24 million or a loss per share of $0.08 compared to net income of $143 million or diluted earnings per share of $0.46 for the year ended December 31, 2000. Current-year results were negatively impacted by pre-opening expenses of $2 million, asset write-downs and investment losses totaling $175 million ($117 million net of tax or $0.39 per share) consisting of a $124 million impairment loss on the Las Vegas Hilton, a $19 million impairment loss on sale of the Flamingo Reno, and investment losses totaling $32 million primarily related to senior discount notes of Aladdin Gaming Holdings, LLC. In addition, earnings declined significantly, especially in the Las Vegas market, due to the impact on travel and leisure spending resulting from the September 11, 2001 terrorist attacks. Results for 2000 were impacted by pre-opening expenses of $3 million and net impairment and other losses totaling $45 million ($29 million net of tax or $0.09 per diluted share) consisting of an impairment loss of $55 million on the planned sale of the Las Vegas Hilton, a gain of $18 million on the sale of the Flamingo Kansas City Riverboat Casino, a gain of $7 million on the sale of certain trademark rights associated with the Bally name, and costs of $15 million related to fulfilling employment contract obligations with our deceased former president and chief executive officer.

Western Region

	Revenues Year ended December 31,		EBITDA Year ended December 31,
	2001	2000	2001	2000
	(in millions)
Paris/Bally's	$650	$667	$167	$194
Caesars Palace	496	490	87	119
Flamingo Las Vegas	288	312	91	116
Other	603	655	60	102

Total Western Region	$2,037	$2,124	$405	$531

        The Western Region recorded a $126 million decline in EBITDA in 2001 compared to 2000. Occupancy for the Western Region was 89 percent in 2001 compared to 92 percent in 2000. The average room rate in 2001 was $90 compared to $89 in 2000. In addition to a significant increase in energy costs between years, the terrorist attacks of September 11th crippled an already slowing economy and disrupted air travel, which is the primary source of transportation used by our Las Vegas guests. The year-over-year decline in visitation and EBITDA in the third and fourth quarters of 2001 overshadowed steady performances during the first two quarters of 2001 by our properties at the "Four Corners." During the fourth quarter of 2001, Western Region properties began to recover from the effects of the September 11th attacks, however, the timing of a full recovery cannot be accurately estimated.

        The combined Paris/Bally's properties had a solid performance through the first two quarters of 2001 compared to 2000. Table game volume was up, slot handle had increased, and occupancy had improved resulting in an EBITDA increase of $2 million compared to the six months ended June 30, 2000. However, the uncertainties created by the September 11th terrorist attacks resulted in significantly lower visitation and gaming volumes during the second half of 2001 compared to the corresponding period in 2000.

        For the first half of 2001, EBITDA at Caesars Palace was down $3 million from the first half of 2000, primarily resulting from the timing of the New Year's weekend and the impact of having Chinese New Year and the Superbowl fall on the same weekend. For the second half of 2001, EBITDA declined $29 million compared to the second half of 2000 due primarily to the impacts of September 11. Additional allowances for uncollectible accounts receivable were also recorded during the fourth quarter of 2001 based upon the economic uncertainties caused by the September 11th attacks and the general slowing of the economy.

        EBITDA at the Flamingo Las Vegas was 22 percent lower in 2001 than in 2000. Higher operating costs, including significant marketing costs during the fourth quarter of 2001, coupled with reduced occupancy and lower average room rates resulting from travel disruptions were the primary components of the decline. With the general lowering of room rates in Las Vegas after September 11, the Flamingo's target market of value conscious travelers migrated to higher ends of the hotel spectrum, including our own Caesars, Paris, and Bally's properties. As the Las Vegas market recovers, we expect the Flamingo to return to its normal historic run rates.

        The Las Vegas Hilton, Reno Hilton, Caesars Tahoe, Flamingo Laughlin, and Flamingo Reno properties each posted operating results in 2001 that were lower than in 2000. Of the $42 million decline in EBITDA between years, $28 million relates to the third and fourth quarters of 2001, including the impacts of September 11. In the fourth quarter of 2001 we closed and sold the Flamingo Reno, which had not been profitable, to focus our efforts on the Reno Hilton.

        Current and potential competitors have indicated expansion and new development plans for the Las Vegas Strip, which are in various stages of planning and construction. We cannot predict what impact these expansions or new developments, if completed, will have on our future results of operations.

Eastern Region

	Revenues Year ended December 31,		EBITDA Year ended December 31,
	2001	2000	2001	2000
	(in millions)
Bally's Atlantic City	$527	$521	$172	$177
Caesars Atlantic City	484	476	156	155
Atlantic City Hilton	299	298	68	70
Other	94	8	16	8

Total Eastern Region	$1,404	$1,303	$412	$410

        Revenues for the Eastern Region increased 8 percent while EBITDA remained relatively flat for the year ended December 31, 2001 compared to 2000. The acquisition of the Claridge Casino Hotel in June 2001 provided the majority of the revenue increase. The average room rate in the Eastern Region decreased to $91 in 2001 from $94 in 2000 while occupancy improved to 97 percent from 96 percent. Including the results of the Claridge since its June acquisition, table game volumes and win for the Eastern Region in 2001 were up 3 percent over 2000. Slot handle and win were up 11 percent in 2001 compared to 2000. A strong fourth quarter, despite the effects of September 11 and increased energy costs, propelled the region to the year-over-year increase in EBITDA. In an effort to expand entertainment offerings in Atlantic City, we sponsored the first concert in the newly renovated Boardwalk Hall, which positively impacted our Atlantic City business.

        Bally's Atlantic City EBITDA for 2001 declined 3 percent compared to 2000 primarily due to a 3 percent decrease in table game volume and increased energy costs. Fourth quarter 2001 EBITDA improved $3 million over the fourth quarter of 2000 due to increased table game volume and a return to normal table game hold percentage. These strong fourth quarter results helped mitigate the impact of inclement weather experienced during the first quarter of 2001.

        The increase in revenues and EBITDA for 2001 at Caesars Atlantic City was due primarily to a 6 percent increase in slot handle. The addition and upgrade of slot machines coupled with changes to the mix of denominations were major drivers of the improvement between years.

        For the year ended December 31, 2001, the Atlantic City Hilton posted a $1 million gain in revenues but a $2 million decline in EBITDA when compared to 2000. Additional operating expenses, including increased marketing costs, offset a 4 percent increase in slot handle.

        In the table above, "Other" includes the fees received for management services to the casino at the Dover Downs racetrack in Delaware and the operations of the Claridge acquired in June 2001. The revenue and EBITDA increases between years relate to the Claridge. While these incremental contributions to Eastern Region operating results are modest, the location of the Claridge adjacent to Bally's Atlantic City provides additional capacity to our existing Boardwalk complex. A connector bridge is under construction between these two properties as part of the strategic integration of the Claridge.

        Certain competitors have begun construction on a 2,000-room hotel/casino project in Atlantic City with an announced completion date in 2003. A second similar hotel/casino project adjacent to the first has also been announced, however, a specific timetable has not been disclosed. Other competitors have also announced expansion projects that will add significant casino space and hotel rooms to the Atlantic City market, if completed. Such potential new capacity could intensify competition in the Atlantic City marketplace, or alternatively broaden Atlantic City's appeal to an expanded customer base. We cannot predict if these projects or other projects will be completed or how any additional capacity would affect our operating results.

        In October 2001, the New York State Legislature enacted a bill, which the governor signed, authorizing a total of six Indian casinos in the state of New York—three in Western New York and three in the Catskill Region, and approved the use of video lottery terminals at racetracks and authorized the participation of New York in a multi-state lottery. A proliferation of Native American gaming in New York or the legalization or expansion of casino gaming in other jurisdictions located near our existing hotel casinos could have an adverse effect on our operating results in Atlantic City. (See Other Developments—Saint Regis Mohawk Tribe in Item 1. Business.)

Mid-South Region

	Revenues Year ended December 31,		EBITDA Year ended December 31,
	2001	2000	2001	2000
	(in millions)
Caesars Indiana	$221	$190	$60	$49
Grand Biloxi	236	246	54	64
Grand Gulfport	186	188	47	45
Grand Tunica	216	244	42	51
Other	189	199	30	34

Total Mid-South Region	$1,048	$1,067	$233	$243

        Revenues for the Mid-South Region declined by 2 percent and EBITDA declined by 4 percent in 2001 compared to 2000. EBITDA improvements at Caesars Indiana and Grand Gulfport were offset by continued competitive pressures in the Tunica market and unfavorable results in Biloxi. The average room rate for the Mid-South Region was $57 and occupancy was 90 percent for 2001 compared to an average room rate of $53 and occupancy of 91 percent for 2000. The impact of the September 11th terrorist attacks had a significant effect on our operating results immediately following the attacks. By the end of the fourth quarter of 2001, operations at our Mid-South properties had returned to near pre-September 11 levels.

        Caesars Indiana posted a 16 percent increase in revenues and a 22 percent increase in EBITDA in 2001 when compared to 2000. The increases were driven primarily by the opening of the new 500-room hotel in late August 2001. Table game volume was up 10 percent and slot handle increased 18 percent. Current amenities (including restaurants, retail shops, an entertainment venue, and a conference center) will be enhanced with the completion in mid-2002 of a golf course currently under construction.

        The $10 million decline in EBITDA at Grand Biloxi in 2001 resulted primarily from a 4 percent decrease in both slot handle and win and a significant increase in marketing expenditures due to competitive conditions in the Biloxi market.

        Grand Gulfport reported a $2 million decrease in revenues, but a $2 million increase in EBITDA for 2001 compared to 2000. Hold percentages for both table games and slots returned to normal levels and offset decreases in slot handle and table game volume. Cost containment measures were also successfully implemented.

        EBITDA for 2001 at Grand Tunica decreased $9 million compared to 2000. Slot handle was down 9 percent between years due to the oversupply and competitive conditions in the Tunica market.

International

        On a combined basis, the International properties reported revenues of $142 million in 2001 compared to $164 million in 2000. EBITDA was $85 million in 2001 compared to $105 million in 2000.

Of the $20 million year-over-year EBITDA decline, $11 million related to the fourth quarter of 2001 resulting from travel reductions and restrictions, lower visitation to Canadian-based casinos due to tighter border controls, political and economic turmoil in Argentina (one of the principal feeder markets for our casino in Uruguay) and the impact of adverse currency translation. On a combined basis, the International properties reported an average room rate of $82 and occupancy of 68 percent in 2001 compared to an average room rate of $89 and occupancy of 68 percent in 2000.

        In February 2002, we entered into an agreement with Jupiters Limited to sell 50 percent of our equity interest in Jupiters Limited. We also entered into a separate agreement to sell our remaining equity interest in Jupiters Limited to institutional investors. On April 17, 2002, we completed the sale of our equity in Jupiters Limited and received total gross proceeds of approximately $120 million. The net proceeds were used to pay down company debt. We continue to manage the two Jupiters' Queensland casino hotels.

Depreciation and Amortization

        Depreciation and amortization increased $30 million to $526 million in 2001. The increase includes the impact from the continual upgrading of our properties as well as new capital projects including the hotel at Caesars Indiana and the pool villas and high-limit gaming areas at Caesars Palace. In addition, depreciation and amortization for 2000 was lower than normal because of the elimination of depreciation on the Las Vegas Hilton for the second half of the year while it was being held for sale. Goodwill amortization of approximately $50 million, included in each year, ceased effective January 1, 2002 under the provisions of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets."

Corporate Expense

        Corporate expense increased $8 million to $57 million for the year ended December 31, 2001. The consolidation of corporate functions to the Las Vegas headquarters office and the addition of programs and key personnel were the primary components of the increase.

Impairment Losses and Other, Net

        During 2001, we recognized impairment losses on the Las Vegas Hilton and the sale of the Flamingo Reno totaling $143 million. During 2000, we recognized net impairment and other losses totaling $45 million consisting of an impairment loss of $55 million on the planned sale of the Las Vegas Hilton, a gain of $18 million on the sale of the Flamingo Kansas City Riverboat Casino, a gain of $7 million on the sale of certain trademark rights associated with the Bally name, and costs of $15 million related to fulfilling employment contract obligations with our deceased former president and chief executive officer. (See Note 14 of the Notes to Consolidated Financial Statements for additional information.)

Net Interest Expense

        Consolidated net interest expense decreased $46 million to $385 million for 2001 compared to 2000. The decrease in net interest expense was due primarily to a decline in the rates paid on variable-rate debt and a reduction in average long-term debt outstanding, partially offset by changes in the mix of fixed-rate and variable-rate debt. During 2001, we issued $775 million of fixed-rate debt and used the proceeds to pay down variable-rate debt under our credit facilities. During 2001, we reduced outstanding debt by $90 million utilizing a portion of our operating cash flows. Capitalized interest in 2001 was $13 million compared to $7 million in 2000.

Investment Loss

        During the third quarter of 2001, we recognized impairment losses on investments totaling $32 million primarily related to senior discount notes of Aladdin Gaming Holdings, LLC. (See Note 5 of the Notes to Consolidated Financial Statements for additional information.)

Income Taxes

        Despite posting a pretax loss in 2001, we incurred tax expense of $12 million primarily due to the non-deductible amortization of goodwill. The effective income tax rate for 2000 was 45.7 percent. Our effective income tax rate is determined by the level and composition of pretax income subject to varying foreign, state, and local taxes and exceeds the federal statutory rate due primarily to non-deductible amortization of goodwill.

Comparison of December 31, 2000 with December 31, 1999

        A summary of our consolidated revenue and earnings for the years ended December 31, 2000 and 1999 is as follows (in millions, except per share amounts):

	2000	1999
Revenue	$4,658	$3,025
Operating income	696	399
Net income	143	136
Basic earnings per share	0.48	0.45
Diluted earnings per share	0.46	0.44
Other operating data:
Cash flows from operating activities	$752	$519
Cash flows from investing activities	(435)	(3,610)
Cash flows from financing activities	(342)	3,055
EBITDA	1,240	778

        We recorded net income of $143 million or diluted earnings per share of $0.46, for the year ended December 31, 2000, compared with net income of $136 million or diluted earnings per share of $0.44, for the year ended December 31, 1999. The increase was primarily associated with the Caesars acquisition and a full year of operating results from Paris Las Vegas, which opened on September 1, 1999. Results for 2000 were impacted by pre-opening expenses of $3 million and net impairment and other losses totaling $45 million ($29 million net of tax or $0.09 per diluted share) consisting of an impairment loss of $55 million on the planned sale of the Las Vegas Hilton, a gain of $18 million on the sale of the Flamingo Kansas City Riverboat Casino, a gain of $7 million on the sale of certain trademark rights associated with the Bally name, and costs of $15 million related to fulfilling employment contract obligations with our deceased former president and chief executive officer, who passed away in October 2000. Results for 1999 were impacted by a $26 million impairment loss associated with the planned sale of our Flamingo Reno property and pre-opening expenses of $47 million primarily related to the opening of Paris Las Vegas.

        For the year ended December 31, 2000, EBITDA increased $462 million when compared to 1999. The Caesars properties contributed EBITDA of $138 million in the Western Region, $163 million in the Eastern Region, $67 million in the Mid-South Region, and $51 million from the International properties for a total of $419 million. Excluding the Caesars properties, the Western Region increased $37 million, the Eastern Region increased $34 million, the Mid-South Region decreased $29 million, and the International properties increased $14 million.

Western Region

        EBITDA for the Western Region was $531 million for the year ended December 31, 2000 compared to $356 million for 1999. The increase in EBITDA was primarily attributable to the acquisition of Caesars and a full year of Paris operations, which opened on September 1, 1999. Caesars Palace generated EBITDA of $119 million in 2000. Occupancy for the Western Region was 92 percent in 2000 compared to 88 percent in 1999. The average room rate in 2000 was $89 compared to $79 in the prior year. The increase in the average room rate was primarily a result of the addition of Caesars Palace, Caesars Tahoe, and a full year of Paris Las Vegas operations.

        The combined Paris/Bally's properties generated EBITDA of $194 million in 2000, an increase of $64 million from 1999. The increase in EBITDA was primarily attributable to a full year of Paris operations in 2000.

        EBITDA at the Flamingo Las Vegas increased $4 million to $116 million in 2000. New marketing programs targeted at table game customers resulted in an 8 percent increase in table game volume while slot volume also improved. The Flamingo Las Vegas continues to provide consistent returns based on the power of its location.

        EBITDA at the Las Vegas Hilton was $31 million in 2000 compared to $59 million in 1999. The decline primarily resulted from a decrease in table game volume associated with the property's held for sale status during the second half of the year compounded by a decrease in the table game hold percentage. In July 2000, we entered into an agreement to sell the Las Vegas Hilton, however, the purchaser breached the agreement in January 2001 and did not complete the transaction.

        Combined EBITDA from Caesars Tahoe, the Reno Hilton, the Flamingo Reno, and the Flamingo Laughlin was $71 million in 2000 compared to $55 million in 1999. The increase resulted primarily from the addition of Caesars Tahoe.

Eastern Region

        EBITDA for the Eastern Region was $410 million for the year ended December 31, 2000 compared to $213 million for 1999. The increase is due to the addition of Caesars Atlantic City and local and national marketing efforts, which drove incremental visitation to our properties in Atlantic City. Year-over-year improvements were somewhat diluted by inclement weather experienced during December 2000, which significantly reduced visitation and play during December. Caesars Atlantic City recorded EBITDA of $155 million during 2000. The average room rate in the Eastern Region was $94 during 2000 compared to $88 during 1999, while occupancy was 96 percent in both years.

        Bally's Park Place generated EBITDA of $177 million in 2000 compared to $165 million in 1999, an increase of 7 percent. The increase resulted from improvements in table game volume and slot handle as well as the Wild Wild West expansion, which opened in September 2000. This expansion added approximately 10,000 square feet of gaming space and 300 slot machines and formed the largest contiguous gaming complex on the Boardwalk, comprised of Bally's Atlantic City, Caesars Atlantic City, and the Wild Wild West.

        For the year ended December 31, 2000, the Atlantic City Hilton reported EBITDA of $70 million, a 46 percent increase from $48 million in 1999. The improvement was driven primarily by a 26 percent increase in slot handle resulting from an increase in the number of smaller denomination slot machines, special slot promotions, and other marketing efforts.

Mid-South Region

        EBITDA for the Mid-South Region was $243 million for the year ended December 31, 2000 compared to $205 million for the year ended December 31, 1999. The increase in EBITDA is primarily attributable to the $49 million in EBITDA generated by Caesars Indiana, partially offset by declines at other Mid-South properties. The average room rate for the region was $53 and occupancy was 91 percent during 2000 compared to an average room rate of $58 and occupancy of 88 percent during 1999.

        Grand Biloxi reported EBITDA of $64 million for the year ended December 31, 2000 compared to $74 million for 1999. The decline is attributable to competitive conditions from supply added in New Orleans and Biloxi. During 2000, significant costs were incurred for marketing and promotional efforts, which resulted in lower EBITDA margins. However, table game drop for 2000 increased 14 percent compared to 1999 while slot handle remained steady.

        Grand Gulfport generated $45 million in EBITDA during 2000 compared to $43 million during 1999. Table game drop increased 16 percent and slot handle improved 7 percent in 2000 due to marketing efforts and the June 1999 addition of the Oasis Resort and Spa.

        For the year ended December 31, 2000, Grand Tunica reported EBITDA of $51 million, down from $61 million reported for the year ended December 31, 1999. The decline was due to competitive market conditions, increased promotional spending, and inclement weather experienced during December 2000.

International

        On a combined basis, EBITDA from the International properties was $105 million in 2000 compared to $40 million in 1999, an increase of $65 million. The Caesars properties recorded EBITDA of $51 million in 2000. During 2000, temporary casino facilities were replaced with permanent casino facilities at Caesars Gauteng in South Africa and Nova Scotia Casino Halifax in Canada. On a combined basis, the International properties reported an average room rate of $89 and occupancy of 68 percent in 2000 compared to an average room rate of $97 and occupancy of 62 percent in 1999.

Depreciation and Amortization

        Consolidated depreciation and amortization increased $190 million to $496 million for the year ended December 31, 2000. The increase was primarily attributable to the addition of the Caesars properties and Paris, which opened in September 1999, partially offset by the elimination of depreciation expense at the Las Vegas Hilton for the second half of 2000 while it was being held for sale.

Corporate Expense

        Corporate expense increased $13 million to $49 million for the year ended December 31, 2000. The increase was primarily attributable to the acquisition of Caesars as well as the move to consolidate corporate functions to the Las Vegas headquarters office.

Net Interest Expense

        Consolidated net interest expense increased from $146 million in 1999 to $431 million in 2000. The increase in net interest expense was due primarily to an increase in average long-term debt outstanding of approximately $3 billion associated with the Caesars acquisition in December 1999 and a decrease in capitalized interest with the completion of Paris. We used a combination of fixed-rate debt and bank credit facilities to fund the acquisition of Caesars. Capitalized interest in 2000 was $7 million compared to $37 million in 1999. During 2000 we reduced outstanding debt by $226 million utilizing a portion of our operating cash flows.

Income Taxes

        The effective income tax rate for the year ended December 31, 2000 was 45.7 percent compared to 44.7 percent for 1999. Our effective income tax rate is determined by the level and composition of pretax income subject to varying foreign, state, and local taxes and exceeds the federal statutory rate due primarily to non-deductible amortization of goodwill.

Financial Condition

Liquidity

        As of December 31, 2001, we had cash and cash equivalents of $328 million. Net cash provided by operating activities was $633 million in 2001 and $752 million in 2000. We had availability under our credit facilities of $1.4 billion at December 31, 2001, subject to continuing compliance with existing covenant restrictions. We expect to finance our operations and capital expenditures through cash flow from operations, existing cash balances, borrowings under our credit facilities, new issuances in the public bond markets, and commercial paper borrowings. In accordance with the various state gaming regulations under which we operate and in order to operate our casinos effectively, we must maintain a certain amount of cash in our casinos at all times. Therefore, a portion of the cash amounts reflected on our balance sheets at any given time would not be available to meet any liquidity demands. Cash flows from operations could be negatively impacted if our casino operations, especially the Las Vegas market, were not to recover from the downturns experienced after the terrorist attacks of September 11, 2001. Our current 364-day $1.3 billion credit facility expires in August 2002, but is subject to annual renewals. No amounts were outstanding under the 364-day credit facility at December 31, 2001. We expect to renew this facility in the ordinary course prior to its expiration. If this facility were not to be renewed, our borrowing capacity after August 2002 under the credit facilities would be limited to the availability under the multi-year credit facility, which was $128 million at December 31, 2001.

Capital Spending and Acquisitions

        Investing cash flow activities include maintenance capital expenditures, new construction, and improvement projects at existing facilities. For the year ended December 31, 2001, net cash used in investing activities included $459 million related to capital expenditures for normal maintenance and expansion projects. Expansion projects primarily consisted of the master plan at Caesars Indiana (including the 500-room hotel and the 3,000-space parking garage that opened in late August 2001) and master plan projects at Caesars Palace (including the Pool Villas, valet parking expansion, and a 4,000-seat performing arts "Colosseum").

        Capital expenditures for 2000 were $468 million including the Wild Wild West Casino expansion in Atlantic City; the pavilion, related restaurants, and partial construction of the hotel at Caesars Indiana; casino, suite and restaurant expansions at Caesars Palace; and the purchase and completion of construction of a golf course in southern Nevada to provide a complete array of services for our Las Vegas guests. For 1999, capital expenditures were $653 million primarily consisting of Paris Las Vegas, the Terrace Hotel at Grand Tunica, the Oasis Resort and Spa at Grand Gulfport and the expansion of Grand Biloxi.

        During 2002 we intend to spend approximately $290 million on maintenance capital expenditures at our casino properties, and approximately $160 million on selective expansion or improvement investments at certain of our existing properties. These projects include the Colosseum and related expansions at Caesars Palace, a connector bridge between the Claridge and Bally's Atlantic City, a golf course at Caesars Indiana, and a new restaurant offering at Paris Las Vegas.

        Investing cash flow activities for 2001 also include the acquisition of the Claridge Casino Hotel in June 2001. This property is adjacent to Bally's Atlantic City and provides additional hotel rooms and parking for our Boardwalk complex guests. Acquisition amounts in 1999 relate to our purchase of Caesars World, Inc. and interests in other gaming entities from Starwood Hotels & Resorts Worldwide, Inc.

Proposed Projects

        Saint Regis Mohawk Tribe

        We entered into an agreement in April 2000 with the Saint Regis Mohawk Tribe in Hogansburg, New York. We paid $3 million for exclusive rights to develop a Class II or Class III casino project with the Tribe in the State of New York for a period of three years, or extended thereafter by mutual agreement. In November 2001, the parties also entered into a seven-year definitive management agreement for Park Place to manage a casino to be located at Kutsher's Country Club in Monticello, New York in return for a management fee equal to 30 percent of ebitda, as defined in the agreement. The management agreement is subject to the approval of the National Indian Gaming Commission.

        We have entered into a definitive agreement, as amended, to acquire approximately 66 acres of the Kutsher's Resort Hotel and Country Club in Sullivan County, New York, for approximately $10 million, with an option to purchase the remaining 1,450 acres for $40 million. Upon approval by the Bureau of Indian Affairs ("BIA"), approximately 66 acres will be transferred to be held in trust for the Saint Regis Mohawk Nation.

        The facility will include a 750-room hotel, 130,000 square feet of gaming space, 15,000 square feet of meeting space, eight restaurants and a spa.

        All of the agreements and plans relating to the development and management of this project are contingent upon various regulatory and governmental approvals, including execution of a compact between the Saint Regis Mohawk Tribe and the State of New York, and receipt of approvals from the BIA, National Indian Gaming Commission and local planning and zoning boards. There is no guarantee that the requisite regulatory approvals will be received.

        In October 2001, the New York State Legislature enacted a bill, which the governor signed, authorizing a total of six Indian casinos in the state of New York—three in Western New York and three in the Catskill Region, and approved the use of video lottery terminals at racetracks and authorized the participation of New York State in a multi-state lottery. The legislation also gives the governor the authority to negotiate state compacts with the tribes without further approval by the legislature. The constitutionality of this legislation has been challenged. (For a discussion of such litigation, see Mohawk Litigation in "Business and Properties—Legal Proceedings.")

        Macau

        In the fourth quarter of 2001, Park Place, Mandalay Resort Group and a local Macau investor jointly submitted a tender proposal to the Macau Special Administrative Region seeking one of the three casino licenses that the Macau government intends to issue. Macau is a jurisdiction of the People's Republic of China and is adjacent to mainland China and Hong Kong. In February 2002, the Macau government advised the joint venture that it has selected three other proposals for initial negotiations and that the Company's joint venture is the first preferred alternate group. Therefore, if final negotiations between the Macau government and any of the three initial groups selected are not successfully completed, the joint venture would have the opportunity to negotiate with the Macau government for a gaming license.

        Other

        We are interested in expanding our business through the acquisition of quality gaming assets and selective new development. We believe that we are well positioned to, and may from time to time, pursue strategic acquisitions, dispositions, or alliances, which we believe to be financially beneficial to our long-term interests. We also believe that in addition to our cash flow from operations, we will have access to financial resources sufficient to finance our future growth.

Financing

        We have revolving bank credit facilities with a syndicate of financial institutions. At December 31, 2001, the total aggregate commitment was $3.3 billion, consisting of a $1.3 billion 364-day revolving facility expiring August 2002 and a $2.0 billion multi-year revolving facility expiring December 2003 with a $1.4 billion 2-year extension upon expiration or termination of the existing multi-year facility. Approximately $1.4 billion was available at December 31, 2001, subject to continuing compliance with existing covenant restrictions.

        The credit facilities contain financial covenants including a maximum leverage ratio (total debt to ebitda, as defined) of 5.50 to 1.00 and a minimum interest coverage ratio (ebitda, as defined, to interest expense) of 2.50 to 1.00. We are required to compute our actual leverage and interest coverage ratios on a rolling twelve-month basis as of the end of each calendar quarter. If we are not in compliance with the required covenant ratios, an event of default would occur, which if not cured could cause the entire outstanding borrowings under the credit facilities to become immediately due and payable. The maximum leverage covenant adjusts to 5.25 to 1.00 as of September 30, 2002, 5.00 to 1.00 as of December 31, 2002, and 4.50 to 1.00 for each quarterly testing period thereafter. The minimum interest coverage covenant adjusts to 2.75 to 1.00 as of September 30, 2002 and for each quarterly testing period thereafter. As of December 31, 2001, the Company was in compliance with the applicable covenants.

        Borrowings under the credit facilities bear interest at a floating rate and may be obtained, at our option, as LIBOR advances for varying periods, or as base rate advances, each adjusted for an applicable margin (as further described in the credit facilities), or as competitive bid loans. The applicable interest rate is based upon the leverage ratio noted above as well as our credit rating and may be adjusted quarterly. As of December 31, 2001, our senior unsecured debt was rated Ba1 by Moody's and BBB- by Standard & Poor's. The margin above LIBOR is based on the highest rating of either of the agencies. If our debt were downgraded one level by Standard & Poor's to BB+, the annual interest on our credit facilities would increase by approximately $6 million per year based on outstanding borrowings of $1.9 billion at December 31, 2001. At December 31, 2001, LIBOR advances under the multi-year credit facility bear an all-in interest of LIBOR plus 128 basis points. Base rate advances include a margin equal to the applicable margin for LIBOR loans in effect from time to time minus 1.25% plus the base rate interest defined as the higher of: (1) the federal funds rate plus 0.50%, or (2) the reference rate as publicly announced by Bank of America in San Francisco. Competitive bid loans shall bear interest either on an absolute rate bid basis or on the basis of a spread above or below LIBOR. The maximum applicable margin for LIBOR loans is 1.75% under the 364-day revolver and the five-year revolver plus or minus pre-determined discounts based on our leverage ratios.

        We have established a $1.0 billion commercial paper program. To the extent that we incur debt under this program, we must maintain an equivalent amount of credit available under our credit facilities. We have borrowed under the program for varying periods during 2001 and 2000. At December 31, 2001, no amounts were outstanding under the commercial paper program. At December 31, 2000, $54 million was outstanding under the commercial paper program. Interest under the program is at market rates, for varying periods.

        In May 2001, we issued $350 million of 8 1/8% senior subordinated notes due 2011 through a private placement offering to institutional investors. In August 2001, we completed our exchange offer for identical notes registered under the Securities Act of 1933, as amended. The notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing such notes. The notes are unsecured obligations, rank equal with our other senior subordinated indebtedness and are junior to all of our senior indebtedness. Proceeds from this offering were used to reduce borrowings under the credit facilities.

        In August 2001, we issued $425 million of 7.50% senior notes due 2009 through a private placement offering to institutional investors. These notes were subsequently exchanged for notes registered under the Securities Act of 1933, as amended. The notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing such notes. The notes are unsecured obligations, rank equal with our other senior indebtedness and are senior to all of our subordinated indebtedness. Proceeds from this offering were used to reduce borrowings under the credit facilities.

        In March 2002, we issued $375 million of 7 7/8% senior subordinated notes due 2010 through a private placement offering to institutional investors. We plan to exchange these notes for notes registered under the Securities Act of 1933, as amended. The notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing such notes. The notes are unsecured obligations, rank equal with our other senior subordinated indebtedness and are junior to all of our senior indebtedness. Proceeds from this offering were used to reduce borrowings under the credit facilities.

        Our indebtedness contains certain customary affirmative and negative covenants and also contains customary events of default, including without limitation, payment defaults, breaches of representations and warranties, covenant defaults, certain events of bankruptcy and insolvency and cross defaults to other material indebtedness. At December 31, 2001, we were in compliance with all debt covenants.

        In January 1999, we filed a shelf registration statement with the Securities and Exchange Commission registering up to $1 billion in debt or equity securities. The terms of any securities offered pursuant to the shelf registration will be determined by market conditions at the time of issuance. In November 1999, $400 million of 8 1/2% senior notes were issued and in September 2000, $400 million of 8 7/8% senior subordinated notes were issued under this shelf registration statement. Availability under the shelf registration statement at December 31, 2001 was approximately $200 million.

        We have structured our long-term debt to mature at various amounts and intervals throughout the next 10 years. We issue debt as needed to maintain a flexible capital structure, subject to the availability of appropriate rates and terms. The table below reflects the actual payments due based on balances existing at December 31, 2001. As previously discussed, in March 2002 we issued $375 million of senior subordinated notes due 2010. The issuance of these notes provides us with capacity under the multi-year credit facility to redeem the $300 million of 7 3/8% senior notes when they become due in June 2002. The actual maturities by year for our long-term debt and contractual obligations for our long-term leases are shown in the table below (amounts in millions):

	Payments Due By Year
	2002	2003	2004	2005	2006	Thereafter	Total
Long-term debt	$307	$804	$325	$1,800	$397	$1,675	$5,308
Operating leases	21	18	16	15	11	194	275

Total	$328	$822	$341	$1,815	$408	$1,869	$5,583

        Our Board of Directors has approved the repurchase of up to 40 million shares under a common stock repurchase program. Cumulatively, through December 31, 2001, we had repurchased a total of

21.1 million shares of our common stock at an average price of $11.52 resulting in 18.9 million shares remaining available under the stock repurchase program. The amount and timing of any additional purchases will depend on market conditions and our financial position. We currently expect that excess free cash flow will be used primarily to reduce debt outstanding.

Regulation and Taxes

        The gaming industry is highly regulated and we must adhere to various regulations and maintain our licenses to continue our operations. The ownership, management, and operation of gaming facilities are subject to extensive federal, state, provincial, tribal and/or local laws, rules, and regulations, which are administered by the relevant regulatory agency or agencies in each jurisdiction. These laws, rules, and regulations vary from jurisdiction to jurisdiction, but generally concern the responsibility, financial stability, and character of the owners and managers of gaming operations as well as persons financially interested or involved in gaming operations. The regulatory environment in any particular jurisdiction may change in the future and any such change could have a material adverse effect on our results of operations.

        The gaming industry provides a significant source of tax revenue for the states, counties, and municipalities in which we operate. Occasionally, proposals are made by federal and state legislators to amend tax laws affecting the gaming industry. Changes in such laws, if any, could have a material effect on our results of operations.

Significant Accounting Policies

        A summary of our significant accounting policies can be found in Note 2 of the Notes to Consolidated Financial Statements. Our preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant among those estimates are the useful lives and potential impairment of long-term assets, such as investments, buildings, equipment and goodwill; the adequacy of our allowance for uncollectible receivables; and the amount of litigation and self insurance reserves. These estimated amounts are based on our best judgments using both historical information and known trends in our company and in our industry. Because of the uncertainty inherent in any estimate, it is likely that the actual results will differ from the initial estimates, and the differences could be material.

Recently Issued Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. It also further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS No. 141 are effective for business combinations initiated after June 30, 2001.

        Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt SFAS No. 142 effective January 2002. Goodwill amortization, which is included in depreciation and amortization on the consolidated statements of operations, was $50 million in 2001, $50 million in

2000, and $34 million in 1999. Pursuant to SFAS No. 142, this goodwill amortization ceased on January 1, 2002.

        At December 31, 2001, we had approximately $1.8 billion of unamortized goodwill. Approximately two-thirds of the total relates to the acquisition of the Bally's properties in December 1996, while the remainder relates primarily to the Caesars acquisition in December 1999. In accordance with the initial adoption of SFAS No. 142, each property with assigned goodwill will need to be valued as an operating entity. If the fair value of the operating entity is greater than the book value, including assigned goodwill, no further testing is required. However, if the book value, including goodwill, is greater than the fair value of the operating entity, the assets and liabilities of the operating entity will need to be valued. The difference between the fair value of the operating entity and the fair value of the assets is the implied fair value of goodwill. To the extent that the implied fair value of goodwill is less than the book value of goodwill, an impairment exists that will be recognized as a cumulative effect of a change in accounting in the first quarter of 2002.

        The Company engaged an independent company to perform the valuation of properties with a significant amount of assigned goodwill. Based on the fair value of the operating entities, the assets and liabilities of certain properties were valued to determine the implied fair value of goodwill. Based on this analysis, the Company recorded a one-time non-cash charge of $979 million in the first quarter of 2002.

        In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. The requirements of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 is not expected to have a material effect on our financial position or results of operations.

Quantitative and Qualitative Disclosures about Market Risk

        Market risk is the risk of loss arising from changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. We are exposed to market risk in the form of changes in interest rates and the potential impact such change may have on our variable-rate debt. We attempt to limit the impact of changes in interest rates by balancing the mix of our borrowings pursuant to our credit facilities and commercial paper program and our long-term fixed-rate debt. We have not invested in derivative-based financial instruments.

        Of our total outstanding long-term debt of $5.3 billion at December 31, 2001, $1.9 billion is subject to variable interest rates, which averaged 3.14% at December 31, 2001. Our variable-rate debt is affected by the general level of LIBOR interest rates. Therefore, our interest rates on the credit facilities will change as LIBOR changes. Based on our $1.9 billion of outstanding debt under the credit facilities at December 31, 2001, a hypothetical 100 basis point (1%) change in interest rates would result in an annual interest expense change of approximately $19 million.

        The fair value of debt under the credit facilities approximates the carrying value. The total fair value of long-term debt at December 31, 2001 was $5,352 million and the carrying value was $5,308 million. The fair values are based on the quoted market prices for the same or similar issues or on the current rates offered to us for debt of the same remaining maturities.

BUSINESS AND PROPERTIES

Strategy

        We have assembled a portfolio of assets that generated $4.6 billion in net revenues in 2001. Our strategy is to expand our core business and create value by:

  •
  Driving profitable revenue growth through new product offerings and technological innovation;
  •
  Increasing operational effectiveness through consolidation, cost control, and productivity enhancements;
  •
  Developing profitable opportunities presented by new markets and new ventures; and
  •
  Exercising financial discipline through targeted capital spending and rigorous assessment of asset value as we continue to reduce our debt.

        In order to grow profitable revenues we intend to utilize our newly developed data warehouse and player recognition and rewards technology. This internally developed technology will allow us to more efficiently market, track and reward our customer base which should enhance our customer loyalty. In addition, we are building new amenities at our properties to offer more attractions to our existing and prospective customers. We are also pursuing consolidation and cost savings initiatives to increase operating leverage, which should translate revenue growth into accelerated earnings accretion.

        A key element of our strategy is the disciplined use of our capital to generate attractive returns while continuing to reduce outstanding debt. We continually evaluate potential acquisition or development opportunities and may at any time be negotiating to engage in transactions or developments both domestically and internationally. Additionally, we regularly evaluate all of our assets within our portfolio and have and will continue to consider disposition of assets that, in our opinion, do not represent the best use of our capital. All of these measures are intended to drive profits of our company and create additional shareholder value.

Nevada Casinos

        We currently own and operate eight casino hotels in the state of Nevada: Caesars Palace, Paris Las Vegas, Bally's Las Vegas, Flamingo Las Vegas, Las Vegas Hilton, Caesars Tahoe, Reno Hilton, and Flamingo Laughlin.

        Each Nevada casino hotel is open 24 hours a day, seven days a week, and offers a variety of casino games and slot machines, race and sports books, restaurants and various entertainment and shopping venues.

Caesars Palace

        Caesars Palace, internationally renowned for over 35 years, is located on approximately 80 acres at the prominent "Four Corners" intersection of Flamingo and Las Vegas Boulevard on the Las Vegas Strip. Caesars Palace features 2,423 guest rooms and suites, approximately 152,000 square feet of gaming space and 16 restaurants. A 4.5 acre swimming pool complex, a 23,000 square foot spa/fitness facility, a wedding chapel and 110,000 square feet of meeting and convention space with an additional 49,000 square foot interim event/exhibit pavilion are also featured. Caesars Palace is also home to the Forum Shops, a highly themed shopping mall which features upscale boutiques, well known stores and dining from some of the world's premier chefs. Caesars Palace markets to upscale individual leisure guests and convention groups. In 2001, Caesars Palace completed two lavish 10,000 square foot pool villa suites and a new high-end gaming salon catering to premium customers. A 4,000-seat performing arts "Colosseum" is currently under construction and scheduled for completion in the first quarter of 2003. This venue is designed to provide the highest quality entertainment venue in Las Vegas and will initially serve as the three-year home for a theatrical spectacle featuring world renowned vocalist Celine Dion approximately 200 nights per year. The Colosseum will also be available to host other entertainment offerings.

Paris Las Vegas

        Paris Las Vegas opened in September 1999. Located on approximately 24 acres, Paris Las Vegas features 2,916 spacious guest rooms, an 85,000 square foot casino, eight French-inspired restaurants, five lounges, 120,000 square feet of meeting and convention space, 31,000 square feet of retail space, a two-acre pool and a European health spa. This Parisian-themed resort also features authentic replicas of famous French landmarks including a 50-story half-scale Eiffel Tower. Paris Las Vegas is connected to Bally's Las Vegas by a retail mall. Marketing efforts for Paris Las Vegas are directed toward convention groups and the mid- to upper mid-market.

Bally's Las Vegas

        Bally's Las Vegas is located on approximately 41 acres at the prominent "Four Corners" intersection of the Las Vegas Strip. This property, which is connected to Paris Las Vegas, features 2,814 guest rooms, an 83,000 square foot casino, nine restaurants, four lounges, 115,000 square feet of meeting and convention areas, 48,000 square feet of retail space, an Olympic-sized pool, tennis courts and a spa. Bally's Las Vegas also has a 1,040-seat showroom which attracts well known entertainers, as well as being home to one of the traditional Las Vegas shows, "Jubilee." Bally's Las Vegas caters to convention groups and the mid-market, including the group tour and travel segment. Bally's Las Vegas is currently connected to MGM Grand Las Vegas via a one-mile elevated public transit monorail. The monorail was acquired in September 2000 by The Las Vegas Monorail Company, a Nevada nonprofit corporation, which has commenced a system expansion project. When completed, the system will be approximately four miles long and will have seven stations directly connecting eight hotel-casinos (including Bally's Las Vegas, Flamingo Las Vegas and Las Vegas Hilton) on the east side of the Las Vegas Strip to the Las Vegas Convention Center. Completion of the expanded monorail system is scheduled for early 2004.

Flamingo Las Vegas

        The Flamingo Las Vegas is located on approximately 27 acres at the center of the Las Vegas Strip, also at the prominent "Four Corners." This property features 3,518 guest rooms and suites, approximately 77,000 square feet of casino space, ten restaurants, approximately 66,000 square feet of meeting and convention area, 800 showroom seats, multiple pools and lagoons, tennis courts, a spa and health club, and a wedding chapel. The Flamingo Las Vegas focuses primarily on mid-market customers, particularly the group tour and travel market segment.

Las Vegas Hilton

        The Las Vegas Hilton is located on approximately 61 acres adjacent to the Las Vegas Convention Center. With this prominent convention location, the Las Vegas Hilton focuses its marketing toward convention groups. This property features 2,953 guest rooms and suites, approximately 79,000 square feet of casino space, 12 restaurants and 225,000 square feet of meeting and convention area. The property also includes a 1,600-seat showroom featuring top entertainers, a night club, and a spa and health club.

Caesars Tahoe

        Caesars Tahoe is located on the south shore of Lake Tahoe in Stateline, Nevada. This property features 440 guest rooms, a 42,000 square foot casino, five restaurants, a nightclub, a 1,500-seat showroom, a health spa, and approximately 16,000 square feet of meeting space. Caesars Tahoe draws a significant portion of its mid- to high-end resort destination travelers from the northern California area.

Reno Hilton

        The Reno Hilton, which is located on 145 acres, features 2,003 guest rooms and suites, a 109,000 square foot casino, nine restaurants, a lounge and approximately 190,000 square feet of meeting and convention space. This property is also complemented by recreational facilities including an outdoor golf driving range on a man-made lake, outdoor tennis courts, and a 24-hour bowling center. The Reno Hilton focuses primarily on the mid-market and convention groups, as well as the locals market.

Flamingo Laughlin

        The Flamingo Laughlin is located on 18 acres on the west bank of the Colorado River, 90 minutes south of Las Vegas. This property offers 1,906 guest rooms and suites, approximately 57,000 square feet of gaming space, five restaurants, a 300-seat showroom, a 26,000 square foot ballroom and convention center, a swimming pool and lighted tennis courts. The Flamingo Laughlin targets the budget and mid-market customer segments.

Cascata

        In addition to the Nevada casinos, we own and operate Cascata, a premier high-desert championship golf course in southern Nevada. This 18-hole Rees Jones designed course complements the amenities offered by our Las Vegas properties and is available to selected casino guests.

New Jersey Casinos

        In Atlantic City, New Jersey, the second largest gaming market in the United States, we own and operate four casino resorts along the famous Atlantic City Boardwalk.

        The Atlantic City casinos are open 24 hours a day, seven days a week, and feature table games and slot machines similar to those offered at our Nevada casino hotels. Atlantic City casinos are not permitted to operate sports books; however, Bally's Atlantic City and Caesars Atlantic City feature simulcast horse racing.

Bally's Atlantic City

        Bally's Atlantic City is located on an eight-acre site with ocean frontage at the intersection of Park Place and the Boardwalk. With its strategic center location on the Boardwalk, over 2,800 parking spaces and a bus terminal, Bally's Atlantic City is strongly positioned to attract significant walk-in and drive-in business and focuses on high-end players and the mid-market segment, including the mid- to upper mid-market slot player segment. Including The Wild Wild West Casino, this property offers 1,246 guest rooms and suites, a 164,000 square foot casino, 60,000 square feet of meeting and convention space, 14 restaurants and a health spa.

Caesars Atlantic City

        Caesars Atlantic City is located on approximately ten acres at the center of the Boardwalk and features 1,140 guest rooms, approximately 125,000 square feet of casino space, ten restaurants, a 1,100-seat showroom and a health spa. Caesars Atlantic City also offers approximately 41,000 square feet of convention, meeting and banquet facilities, a multi-function grand ballroom and a four-story atrium to attract convention business as well as walk-in patrons from the Boardwalk.

        Caesars Atlantic City also owns the Ocean One retail mall. The Ocean One mall is constructed on a pier that extends 900 feet over the Atlantic Ocean and is located directly in front of the Boardwalk entrance to Caesars Atlantic City. Ocean One contains approximately 400,000 square feet of restaurant and retail space on three floors.

Atlantic City Hilton

        The Atlantic City Hilton is located on approximately five acres at the intersection of Boston and Pacific Avenues at the southern end of the Boardwalk in proximity to one of the major highways leading into Atlantic City. This location gives the Atlantic City Hilton an advantage in attracting destination-oriented customers arriving by automobile or bus. This property features 804 guest rooms, approximately 60,000 square feet of casino space, seven restaurants, a 1,200-seat theater, and a spa. The Atlantic City Hilton primarily focuses on personalized service for high-end and mid-market casino customers.

Claridge Casino Hotel

        We acquired the Claridge Casino Hotel on June 1, 2001. The Claridge, adjacent to Bally's Atlantic City, adds 502 rooms, 59,000 square feet of gaming space and 1,100 parking spaces to our center-Boardwalk complex. The classic exterior of the Claridge, carefully preserved in its original early 1930s design, houses slots and table games, a spa, a 600-seat theater featuring headline entertainment, and fine dining.

        An elevated pedestrian connector between the Claridge and Bally's Atlantic City is currently under construction. The new connector will add retail and meeting space to our center-Boardwalk resort corridor and allow consolidation of Claridge support facilities with Bally's Atlantic City.

Atlantic City Country Club

        We also own and operate the historic Atlantic City Country Club established in 1897 in Northfield, New Jersey. This premier 18-hole golf course was extensively renovated in 1999 and is approximately a 10-minute drive from our Atlantic City properties. This amenity is used exclusively for our guests.

Mississippi Casinos

        We own and operate five dockside casino hotels in Mississippi: Grand Casino Biloxi, Grand Casino Gulfport, Grand Casino Tunica, Sheraton Casino & Hotel and Bally's Casino Tunica.

        The Mississippi casinos are open 24 hours a day, seven days a week, and feature table games and slot machines similar to those offered at our Nevada casino hotels. Mississippi casinos are not permitted to operate race and sports books.

Grand Casino Biloxi

        Grand Casino Biloxi is the largest dockside casino on the Mississippi Gulf Coast and is one of a few properties on the Mississippi Gulf Coast that is oriented east to west, thereby maximizing the property's visibility from the highway. This location attracts both mid-market and budget travelers arriving for day trips or overnight stays via automobile and bus. It also draws the convention market with its 30,000 square feet of convention space. Grand Casino Biloxi features approximately 134,000 square feet of gaming space, ten restaurants, 985 hotel rooms, a spa, a childcare entertainment center, and a 1,800-seat show theater. To better accommodate our guests, we opened a 1,200 space parking garage in July 2001.

Grand Casino Gulfport

        Grand Casino Gulfport is a dockside casino on the Mississippi Gulf Coast that includes approximately 110,000 square feet of gaming area. Other amenities at this beachside resort include seven restaurants, a childcare entertainment center, a tropical pool with a lazy river, an arcade, a 500-seat theater, a spa, and 1,001 hotel rooms. The customer base at this property is primarily comprised of the locals market arriving by automobile and bus.

        We own and operate the Grand Bear Golf Course on the Mississippi Gulf Coast which is strategically situated between the Grand Biloxi and Grand Gulfport properties. This 18-hole course designed by Jack Nicklaus is considered the premier golf course in the region. The course is available exclusively to our hotel and gaming guests.

Grand Casino Tunica

        Grand Casino Tunica is located in Tunica County, Mississippi, approximately 15 miles south of the Memphis, Tennessee metropolitan area. Grand Casino Tunica is the largest dockside casino in Mississippi. Grand Casino Tunica is a 400,000 square foot, three-story, casino complex containing approximately 140,000 square feet of gaming space. Three hotels provide an aggregate of 1,356 rooms. To attract the mid-market, extended stay customers, Grand Casino Tunica is complemented by eight restaurants, an 18-hole Hale Irwin designed championship golf course and driving range, a spa, a recreational vehicle park and a sporting clays course. This property also has a 2,500-seat event center featuring headline entertainers and sporting events.

Other Mississippi Casinos

        The Sheraton Casino & Hotel is also located in Tunica County, Mississippi and consists of 33,000 square feet of gaming space, an attached hotel with 134 rooms, and three restaurants and bars. Bally's Casino Tunica, primarily a "locals" casino, features a 47,000 square foot casino, a 235-room hotel, and an adjacent land-based facility with entertainment facilities and three restaurants.

Indiana Casino

        In southern Indiana, across the Ohio River from Louisville, Kentucky, is Caesars Indiana, which we operate and in which we have an 82 percent equity interest. The resort's "Glory of Rome" riverboat casino is 450 feet long, 100 feet wide and four stories high, and is the largest cruising gaming vessel in the world. The riverboat is comprised of four decks including seven themed casinos offering 90,000 square feet of gaming space. A 170,000 square foot pavilion houses retail space, eight restaurants, and 24,000 square feet of convention space, including a 1,500-seat sports and entertainment coliseum. In August 2001, Caesars Indiana opened a new 503-room hotel. In 2002, Caesars Indiana will open an 18-hole championship golf course, Chariot Run.

Louisiana Casino

        We have a 49.9 percent ownership interest in the Belle of Orleans, L.L.C. ("Belle") which owns Bally's Casino New Orleans, a 30,000 square foot riverboat casino facility that operates out of South Shore Harbor on Lake Pontchartrain in Orleans Parish, which is approximately eight miles from the French Quarter of New Orleans. Metro Riverboat Associates, Inc. owns the remaining 50.1 percent ownership interest in the Belle. We manage this casino under a management agreement with the Belle.

Delaware Operations

        We provide management services to the casino at the Dover Downs racetrack in Delaware, which has approximately 2,000 slot machines. The casino is part of the Dover Downs complex, which features live automobile racing, live harness racing November through April, fine dining, and entertainment. The completion of the Dover Downs Hotel and Conference Center, featuring 240 guest rooms and suites and a state-of-the-art entertainment and conference center, is scheduled for the first half of 2002.

International Casinos

        We operate seven international casino resorts on four continents, Australia, North America, South America and South Africa, as well as two casinos on international cruise ships.

Australia

        In Australia, we operate two casino resorts under a management agreement with Jupiters Limited, an Australian public company. Jupiters Limited owns two casino resorts in Queensland, Australia, Conrad Jupiters Gold Coast and Conrad International Treasury Casino Brisbane. In February 2002, we entered into an agreement with Jupiters Limited to sell 50 percent of our equity interest in Jupiters Limited. We also entered into a separate agreement to sell our remaining equity interest in Jupiters Limited to institutional investors. On April 17, 2002, we completed the sale of our equity in Jupiters Limited and received total gross proceeds of approximately $120 million. The net proceeds were used to pay down company debt. We continue to manage the two Jupiters' Queensland casino hotels.

        Conrad Jupiters is located in Broadbeach, Queensland and is surrounded by lush tropical gardens. This property, which is open 24 hours a day, features 609 hotel rooms, approximately 69,000 square feet of gaming space, a convention center and a 1,000-seat showroom. There is also a health center with a pool, spa, tennis and squash courts and a gym. Conrad Treasury is located in the central business district of Brisbane, Queensland's capital city. The casino is approximately 69,000 square feet in total, located on three levels of the Victoria-era Treasury building. The 130-room hotel is located in the historic Lands Administration Building, featuring Edwardian Baroque architecture and historic sandstone walls. The Conrad International Treasury Casino Brisbane has the exclusive right to conduct casino gaming in Brisbane until 2005. Both Conrad Jupiters and Conrad Treasury attract a significant portion of their customers from the local as well as the interstate markets, while the individual premium players travel from various parts of Asia.

Uruguay

        In South America we operate, under a management agreement, the Conrad Punta del Este Resort and Casino, a five-star resort located on the beach in Punta del Este, Uruguay. The Conrad Punta del Este features 302 rooms and suites, both slot and table games, convention and meeting space, restaurants and shops, tennis courts, pools and a spa. The casino is open year round and 24 hours a day during the high season from December through February. A significant percentage of Conrad Punta del Este's customers travel from Brazil and Argentina and fluctuations in these countries' economies can affect this property's business. We also have a 46.4 percent ownership interest in Baluma Holdings S.A. that owns the resort.

Canada

        Metropolitan Entertainment Group, of which we own 95 percent, owns and operates Casino Nova Scotia Halifax in Halifax, Nova Scotia and Casino Nova Scotia Sydney, which is a stand-alone casino, in Sydney, Cape Breton, Nova Scotia.

        Casino Nova Scotia Halifax contains 32,000 square feet of casino space, 12,000 square feet of convention space, and three restaurants. We also own and operate the Sheraton Halifax Hotel featuring 352 guest rooms, 18,000 square feet of additional convention facilities, and a restaurant. This hotel is linked via pedway to the Casino Nova Scotia Halifax. Marketing efforts are focused toward convention guests.

        Casino Nova Scotia Sydney is attached to a local sports arena and features approximately 16,000 square feet of gaming space, a restaurant and a lounge. The customer base at this casino is comprised mostly of locals, with some junket play from Toronto and Montreal.

        We own 50 percent of Windsor Casino Limited, which operates Casino Windsor, a hotel/casino complex, under a management contract with its owner, the Province of Ontario, Canada. This property features a 100,000 square foot casino, 389 guest rooms, an 11,000 square foot ballroom and meeting rooms. Casino Windsor is located on the river in Windsor, Ontario, directly across from Detroit, Michigan.

South Africa

        The Caesars Gauteng casino resort, located in Johannesburg, South Africa is operated by a joint venture in which we own a 50 percent interest. In addition, we have a 25 percent ownership interest in the joint venture that owns Caesars Gauteng. This property features a 56,000 square foot casino, two hotels with a total of 276 guest rooms, 11 restaurants, and 65,000 square feet of convention facilities.

Other

        We operate the Caesars Palace at Sea casinos on two cruise ships, the Symphony and the Harmony, which are owned by Crystal Cruises, Inc. The casinos operate only when the ships are in international waters.

        In order to preserve our competitive position in the market places in which we operate, we generally expend five percent of revenues annually to maintain our facilities in first-rate condition. These maintenance capital expenditures include items such as room and casino refurbishments, slot and video gaming machine upgrades, and information systems enhancements.

Legal Proceedings

        The Company's subsidiaries are involved in various legal proceedings relating to routine matters of business. The Company is also party to legal proceedings relating to the Bally, Hilton, Grand and Caesars gaming businesses. The Company believes that all the actions brought against it are without merit and will continue to vigorously defend against them. While any proceeding or litigation has an element of uncertainty, the Company believes that the final outcome of these matters is not likely to have a material adverse effect upon its results of operations or financial position.

Belle of Orleans

        The Company's wholly owned subsidiary, Bally's Louisiana, Inc., owns 49.9 percent of the Belle of Orleans, L.L.C. (the "Belle"). The Belle owns and holds the riverboat gaming license to operate Bally's Casino New Orleans. Metro Riverboat Associates, Inc. ("Metro") owns the remaining 50.1 percent in the Belle. Bally's Louisiana and Metro entered into an operating agreement defining the rights and obligations of the members of Belle, and the Belle entered into a management agreement providing for Bally's Louisiana to manage the casino. The parties are involved in numerous lawsuits, appeals and administrative hearings regarding their rights and obligations under those agreements. Cases are pending between the parties in the Civil District Court for the Parish of Orleans, the Nineteenth Judicial District Court for the Parish of East Baton Rouge, the Louisiana First and Fourth Circuit Courts of Appeal, the Louisiana Supreme Court, and the U.S. District Court for the Eastern District of Louisiana. Metro's claims involve assignments of the management agreements by previous wholly owned Bally's entities to Bally's Louisiana, as well as the effects of Hilton's merger with Bally Entertainment Corporation in 1996, and Hilton's subsequent spin-off of its gaming operations to Park Place in 1998. Metro asserts that Bally's Louisiana is not entitled to manage the casino. Metro is seeking injunctive relief and unspecified damages. Metro has also filed an action in the United States District Court for the Eastern District of Louisiana against certain of Park Place's officers and directors and Bally's Louisiana. The lawsuit alleges civil racketeering and conspiracy activities among the named defendants and members of the Louisiana State Judiciary, the Louisiana Gaming Control Board, the Louisiana State Police, and the Louisiana Attorney General's office.

Bally Merger Litigation

        On December 19, 2001, the Delaware Supreme Court affirmed the trial court's decision dismissing all of the plaintiff's claims in a purported class action against Bally Entertainment Corporation, its directors and Hilton Hotels Corporation, under the caption Parnes v. Bally Entertainment Corporation, et al. The action arose from the merger of Bally into Hilton in December 1996.

Slot Machine Litigation

        On April 26, 1994, William H. Poulos brought a purported class action in the U.S. District Court for the Middle District of Florida, Orlando Division captioned William H. Poulos, et al. v. Caesars World, Inc. et al., against 41 manufacturers, distributors and casino operators of video poker and electronic slot machines, including Park Place. On May 10, 1994, another plaintiff filed a class action complaint in the United States District Court for the Middle District of Florida—William Ahearn, et al. v. Caesars World, Inc. et al.—alleging substantially the same allegations against 48 defendants, including Park Place. On September 26, 1995, a third action was filed against 45 defendants, including Park Place, in the U.S. District Court for the District of Nevada—Larry Schreier, et al. v. Caesars World, Inc. et al. The court consolidated the three cases in the U.S. District Court for the District of Nevada under the case caption William H. Poulos, et al. v. Caesars World, Inc. et al. The consolidated complaints allege that the defendants are involved in a scheme to induce people to play electronic video poker and slot machines based on false beliefs regarding how such machines operate and the extent to which a player is likely to win on any given play. The actions included claims under the federal Racketeering Influenced and Corrupt Organizations Act, fraud, unjust enrichment and negligent misrepresentation, and seek unspecified compensatory and punitive damages. The case has not been certified as a class action.

Las Vegas Hilton Sale Litigation

        In July 2000, the Company entered into an agreement to sell the Las Vegas Hilton to Las Vegas Convention Hotel, LLC, which failed to complete the transaction on the date set for closing. The Company filed a complaint in the Eighth Judicial District Court for the State of Nevada against Las Vegas Convention Hotel LLC, et al. seeking declaratory relief to retain the $20 million in deposits and recover additional damages for breach of contract. The Company also filed a complaint in the United States District Court for the District of Nevada for damages against Edward Roski, Jr. as guarantor of the transaction. The defendants have filed actions against Park Place and Hilton Hotels Corporation in the Eighth Judicial District Court, which actions have been consolidated with Park Place's action in that

Court, alleging breach of contract and tortious interference with contract, and seeking non-specific general, special, and punitive damages, specific performance to compel the sale of the property to plaintiffs at a purchase price less than that required under the original contract, and injunctive relief to prevent Park Place from selling the property to any other person.

Flixcorp Litigation

        Bally Data Systems, Inc. and Bally Entertainment Inc. are defendants in an action entitled Flixcorp of America, Ltd. v. Bally Data Systems, et al., filed in the Circuit Court of Cook County, Illinois in 1987. The litigation involves a breach of contract claim arising out of a purported agreement to develop and manufacture videotape dispensing machines. Plaintiffs allege $167 million in damages, while the companies strongly dispute both liability and damages. The matter is currently scheduled for trial in the third quarter of 2002.

Mohawk Litigation

        In April 2000, the Company entered into an agreement with the Saint Regis Mohawk Tribe pursuant to which we obtained the exclusive rights to develop a Class II or Class III casino project in the state of New York with the Tribe. There are various other parties alleging that the grant of rights to the Company somehow infringed upon their rights. Such parties have commenced the various lawsuits discussed below.

        On April 26, 2000, certain individual members of the Saint Regis Mohawk Tribe purported to commence a class action proceeding in a "tribal court" in Hogansburg, New York, against Park Place and certain of its executives. The proceeding seeks to nullify Park Place's agreement with the Saint Regis Mohawk Tribe to develop and manage gaming facilities in the State of New York. The Company believes that the purported tribal court in which the proceeding has been invoked is an invalid forum and is not recognized by the lawful government of the Saint Regis Mohawk Tribe or by the United States Department of the Interior. On June 2, 2000, Park Place and certain of its executives filed an action in the United States District Court for the Northern District of New York seeking to enjoin the dissident Tribe members from proceeding in the tribal court with an action that Park Place believes has been unlawfully convened and is without merit. In September 2000, the District Court dismissed the Park Place action on the grounds that the Court lacked jurisdiction. In October 2000, Park Place appealed the judgment to the United States Court of Appeals for the Second Circuit. In January 2002, the Second Circuit remanded the matter to the District Court. During the pendency of the appeal, on March 21, 2001, the purported tribal court rendered a purported default judgment against Park Place in the approximate amount of $1.8 billion, which judgment Park Place refuses to recognize as valid. On or about June 27, 2001, the plaintiffs in the purported tribal court action commenced an action in the United States District Court for the Northern District of New York, seeking recognition and enforcement of the purported tribal court judgment as well as punitive damages of $5 million and certain other costs. Both Park Place and plaintiffs have moved for summary judgment and are awaiting a determination of their motions. Park Place is pursuing all necessary actions to enjoin any efforts to enforce the purported judgment.

        On June 6, 2000, President R.C.-St. Regis Management Company and its principal, Ivan Kaufman, filed an action in the Supreme Court of the State of New York, County of Nassau, against Park Place and certain of its executives seeking compensatory and punitive damages in the amount of approximately $550 million. The action alleges claims based on breach of a proposed letter agreement between plaintiffs, Park Place, and the Saint Regis Mohawk Tribe concerning the Tribe's existing casino in Hogansburg, New York, fraudulent inducement, tortious interference with contract, and defamation. Alternatively, plaintiffs seek specific performance and/or injunctive relief in connection with the proposed letter agreement. In September 2000, plaintiffs voluntarily dismissed three of the contract-related claims that had been brought against the individually named defendants.

        On November 13, 2000, Catskill Development, LLC, Mohawk Management LLC and Monticello Raceway Development Company LLC (collectively, "Catskill Development") filed an action against Park Place in the United States District Court for the Southern District of New York. The action arises out of Catskill Development's efforts to develop land in Sullivan County as an Indian gaming facility in conjunction with the Saint Regis Mohawk Tribe. Catskill Development claims that Park Place wrongfully interfered with several agreements between itself and the Tribe pertaining to the proposed gaming facility. The plaintiffs alleged tortious interference with contract and prospective business relationships, unfair competition and state anti-trust violations and sought over $3 billion in damages. On May 11, 2001, the District Court granted Park Place's motion to dismiss three of the four claims made by Catskill Development. On May 30, 2001, Catskill Development moved for reconsideration of that ruling and the District Court reinstated one of the dismissed claims.

        On March 29, 2001, Park Place and its then general counsel, Clive Cummis, sued thirty individual tribal members in the Supreme Court of the State of New York, New York County, in the case of Park Place Entertainment et al. v. Marlene Arquette, et al., alleging malicious defamation and interference with contract in connection with the individuals' purported tribal court proceedings and media publication of their purported "default judgment" against Park Place, all of which has been injurious to the good name and reputation of Park Place and Plaintiffs. On November 14, 2001, the Court granted defendants' motion to transfer venue to Franklin County.

        On or about October 23, 2001, Scutti Enterprise, LLC commenced an action seeking over $500 million alleging that Park Place wrongfully interfered with its relationship with the Saint Regis Mohawk Tribe pertaining to the proposed redevelopment and management of the Mohawk Bingo Palace. On March 13, 2002, the court dismissed the complaint with prejudice.

        On or about January 29, 2002 two actions were filed in the Supreme Court of the State of New York, County of Albany, challenging legislation that, among other things, authorized the Governor of the State of New York to execute tribal-state gaming compacts, approved the use of slot machines as "games of chance," approved the use of video lottery terminals at racetracks and authorized the participation of New York State in a multi-state lottery. The matters are captioned Dalton v. Pataki, et al. and Karr v. Pataki, et al. Plaintiffs seek a declaratory judgment declaring the legislation unconstitutional and enjoining the implementation thereof. Park Place has received consent of all parties in each action to intervene, and has sought to do so.

Stratosphere Stand-By Equity Commitment

        Grand is a defendant in Stratosphere Litigation, L.L.C. v. Grand Casinos, Inc. a Minnesota Corporation, pending in the United States District Court of Nevada. In March 1995, Grand entered into a Standby Equity Commitment Agreement with Stratosphere in which Grand agreed, subject to certain terms and conditions, to purchase up to $20 million of additional equity in Stratosphere during each of the first three years Stratosphere operated if Stratosphere's consolidated cash flow during each of such years did not exceed $50 million. The enforceability of the Standby Equity Commitment was the subject of litigation in the U.S. District Court as a result of an action brought by the Trustee in Bankruptcy for the Stratosphere. On February 19, 1998, the U.S. Bankruptcy Court for the District of Nevada ruled in favor of Grand that the Standby Equity Commitment is not enforceable in Bankruptcy Court as a matter of law. On April 4, 2001, the U.S. District Court entered a judgment in favor of Grand on all counts and on May 4, 2001, plaintiffs appealed the judgment to the Ninth Circuit Court of Appeals. This lawsuit to which Grand and its subsidiaries are parties arose out of actions prior to Grand's merger with Park Place. Any liabilities with respect thereto are an obligation of Grand, and Grand is to be indemnified by Lakes Gaming, Inc. (the company that retained the non-Mississippi business of Grand prior to the merger).

REGULATION AND LICENSING

        Each of our casinos is subject to extensive regulation under laws, rules and regulations primarily in the jurisdiction where located or docked. Some jurisdictions, however, empower their regulators to investigate participation by licensees in gaming outside their jurisdiction and require access to and periodic reports respecting the gaming activities. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions.

        Under provisions of gaming laws in which we have operations and under our Amended and Restated Certificate of Incorporation, certain of our securities are subject to restrictions on ownership which may be imposed by specified governmental authorities. The restrictions may require a holder of our securities to dispose of the securities or, if the holder refuses to dispose of the securities, we may be obligated to repurchase the securities.

        Each holder of a note, by accepting any note, will be deemed to have agreed to be bound by the requirements imposed on holders of our debt securities by the gaming authority of any jurisdiction in which we or any of our subsidiaries conducts or proposes to conduct gaming activity. See "Description of Exchange Notes—Mandatory Disposition Pursuant to Gaming Laws." In addition, the indenture governing the notes provides that each holder and beneficial owner thereof, by accepting or otherwise acquiring an interest in any of the notes, will be deemed to have agreed that if the gaming authority of any jurisdiction in which we or any of our subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or beneficial owner must be licensed, qualified or found suitable under applicable gaming laws, the holder or beneficial owner will apply for a license, qualification or finding of suitability within the required time period. If the person fails to apply or become licensed or qualified or is found unsuitable, we will have the right, at our option:

  (1)
  to require the person to dispose of its notes or beneficial interest therein within 30 days of receipt of notice of our election or an earlier date as may be requested or prescribed by the Gaming Authority; or

  (2)
  to redeem the notes at a redemption price equal to the lesser of:

  (A)
  the person's cost; or

  (B)
  100 percent of the principal amount, plus accrued and unpaid interest to the earlier of the redemption date and the date of the finding of unsuitability, which may be less than 30 days following the notice of redemption if so requested or prescribed by the Gaming Authority.

        We will notify the trustee under the indenture in writing of any such redemption as soon as practicable. We will not be responsible for any costs or expenses any such holder or beneficial owner may incur in connection with its application for a license, qualification or finding of suitability.

Nevada Gaming Laws

        The ownership and operation of casino gaming facilities in the State of Nevada are subject to the Nevada Gaming Control Act (the "Nevada Act") and the regulations promulgated thereunder and various local regulations. Our Nevada gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission, the Nevada State Gaming Control Board and, depending on the facility's location, the Clark County Liquor and Gaming Licensing Board, Douglas County or the City of Reno, which we refer to collectively as the "Nevada Gaming Authorities."

        The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy that are concerned with, among other things:

  •
  the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;

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  the establishment and maintenance of responsible accounting practices and procedures;

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  the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;

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  the prevention of cheating and fraudulent practices; and

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  providing a source of state and local revenues through taxation and licensing fees.

        Changes in such laws, regulations and procedures could have an adverse effect on our gaming operations.

        Each of our subsidiaries that currently operates a casino in Nevada is required to be licensed by the Nevada Gaming Authorities. The gaming license requires the periodic payment of fees and taxes and is not transferable. We are required to be registered by the Nevada Gaming Commission as a publicly traded corporation and as such, are required periodically to submit detailed financial and operating reports to the Nevada Gaming Commission and furnish any other information that the Nevada Gaming Commission may require. No person may become a stockholder of, or receive any percentage of profits from, a licensed casino without first obtaining licenses and approvals from the Nevada Gaming Authorities. We and our licensed subsidiaries have obtained from the Nevada Gaming Authorities the various registrations, findings of suitability, approvals, permits, and licenses required to engage in gaming activities in Nevada.

        The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, us or any of our licensed subsidiaries in order to determine whether the individual is suitable or should be licensed as a business associate of a gaming licensee. The officers, directors and key employees of Park Place and our licensed subsidiaries must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. An applicant for licensing or an applicant for a finding of suitability must pay for all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and, in addition to their authority to deny an application for a finding of suitability or licensing, the Nevada Gaming Authorities have the jurisdiction to disapprove a change in a corporate position.

        If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us or any licensed subsidiary, we and the licensed subsidiary would have to sever all relationships with that person. In addition, the Nevada Gaming Commission may require us or a licensed subsidiary to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or questions pertaining to licensing are not subject to judicial review in Nevada.

        We and all licensed subsidiaries are required to submit detailed financial and operating reports to the Nevada Gaming Commission. Substantially all material loans, leases, sales of securities and similar financing transactions must be reported to, or approved by, the Nevada Gaming Commission.

        If the Nevada Gaming Commission determined that we or a licensed subsidiary violated the Nevada Act, it could limit, condition, suspend or revoke our gaming licenses. In addition, we, the licensed subsidiary, and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Gaming Commission. Further, a supervisor could be appointed by the Nevada Gaming Commission to operate a licensed subsidiary's gaming establishment and, under specified circumstances, earnings generated during the supervisor's appointment, except for the reasonable rental value of the premises, could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming license of a licensed subsidiary and the appointment of a supervisor could, or revocation of any gaming license would, have a material adverse effect on our gaming operations.

        Any beneficial holder of our common stock, or any of our other voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have that person's suitability as a beneficial holder of our voting securities determined if the Nevada Gaming Commission has reason to believe that the ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of the investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

        The Nevada Act requires any person who acquires a beneficial ownership of more than 5 percent of our voting securities to report such acquisition to the Nevada Gaming Commission. The Nevada Act requires that beneficial owners of more than 10 percent of our voting securities apply to the Nevada Gaming Commission for a finding of suitability within thirty days after the Chairman of the Nevada Gaming Control Board mails the written notice requiring such filing. An "institutional investor," as defined in the Nevada Act, which acquires beneficial ownership of more than 10 percent, but not more than 15 percent, of our voting securities may apply to the Nevada Gaming Commission for a waiver of a finding of suitability if the institutional investor holds our voting securities for investment purposes only. An institutional investor will be deemed to hold our voting securities for investment purposes if it acquired and holds our voting securities in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly:

  •
  the election of a majority of the members of the our board of directors;

  •
  any change in our corporate charter, bylaws, management, policies or operations, or any of its gaming affiliates; or

  •
  any other action which the Nevada Gaming Commission finds to be inconsistent with holding our voting securities for investment purposes only.

        Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include:

  •
  voting on all matters voted on by stockholders;

  •
  making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and

  •
  other activities as that the Nevada Gaming Commission may determine to be consistent with investment intent.

        If the beneficial holder of our voting securities who must be found suitable is a corporation, partnership, limited partnership, limited liability company or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

        Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Gaming Commission or by the Chairman of the Nevada Gaming Control Board may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of our voting securities beyond such period of time as may be prescribed by the Nevada Gaming Commission may be guilty of a criminal offense. We will be subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us or a licensed subsidiary, we:

  •
  pay that person any dividend or interest upon any of our voting securities;

  •
  allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person;

  •
  pay remuneration in any form to that person for services rendered or otherwise; or

  •
  fail to pursue all lawful efforts to require such unsuitable person to relinquish the voting securities including, if necessary, the immediate purchase of such voting securities for cash at fair market value.

        Additionally, the Clark County Liquor and Gaming Licensing Board has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming licensee.

        The Nevada Gaming Commission may, in its discretion, require the holder of any debt security of a registered publicly traded corporation, to file applications, be investigated and be found suitable to own the debt security of the registered corporation. If the Nevada Gaming Commission determines that a person is unsuitable to own the security, then pursuant to the Nevada Act, the registered publicly traded corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Gaming Commission, it:

  •
  pays to the unsuitable person any dividend, interest or any distribution whatsoever;

  •
  recognizes any voting right by such unsuitable person in connection with such securities;

  •
  pays the unsuitable person remuneration in any form; or

  •
  makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

        We are required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make the disclosure may be grounds for finding the record holder unsuitable. We are also required to render maximum assistance in determining the identity of the beneficial owner of any of our voting securities. The Nevada Gaming Commission has the power to require our stock certificates to bear a legend indicating that the securities are subject to the Nevada Act. To date, the Nevada Gaming Commission has not imposed that requirement on us.

        We may not make a public offering of our securities without the prior approval of the Nevada Gaming Commission if we intend to use the securities or the proceeds therefrom to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for those purposes. On December 20, 2000, the Nevada Gaming Commission granted us prior approval to make public offerings for a period of two years, subject to specified conditions, which we refer to as the "shelf approval." The shelf approval also applies to any company we wholly own that is a publicly traded corporation or would become a publicly traded corporation pursuant to a public offering. The shelf approval also includes approval for the licensed subsidiaries to guarantee any security issued by, and to hypothecate their assets to secure the payment or performance of any obligations issued by, us or an affiliate in a public offering under the shelf approval. The shelf approval also includes approval to place restrictions upon the transfer of and enter into agreements not to encumber the equity securities of the licensed subsidiaries, which we refer to as "stock restrictions." The shelf approval, however, may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Gaming Control Board. The shelf approval does not constitute a finding, recommendation or approval of the Nevada Gaming Authorities as to the accuracy or adequacy of any prospectus or the investment merits of the securities offered by the prospectus. Any representation to the contrary is unlawful. This exchange offer qualifies as a public offering and is being made pursuant to the shelf approval. The stock restrictions in respect of the exchange notes are covered by the shelf approval. The stock restrictions in respect of the old notes are not covered by the shelf approval and require the prior approval of the Nevada Gaming Commission, upon the recommendation of the Nevada Gaming Control Board, in order to be effective. We will file an application for such approval if necessary following the completion of the exchange offer.

        Prior approval of the Nevada Gaming Commission must be obtained with respect to a change in control of us through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby the person obtains control of us. Entities seeking to acquire control of a registered publicly traded corporation must satisfy the Nevada Gaming Control Board and Nevada Gaming Commission in a variety of stringent standards before assuming control of the registered corporation. The Nevada Gaming Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

        The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licenses, and registered publicly traded corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Gaming Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to:

  •
  assure the financial stability of corporate gaming operators and their affiliates;
  •
  preserve the beneficial aspects of conducting business in the corporate form; and
  •
  promote a neutral environment for the orderly governance of corporate affairs.

        Approvals may be required from the Nevada Gaming Commission before we can make exceptional repurchases of voting securities above their current market price and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by our board of directors in response to a tender offer made directly to its stockholders for the purpose of acquiring control of us.

        License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the licensed subsidiaries respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either:

  •
  a percentage of the gross gaming revenues received;
  •
  the number of gaming devices operated; or
  •
  the number of table games operated.

        A casino entertainment tax is also paid by casino operations where entertainment is furnished in connection with the selling or serving of food or refreshments or the selling of merchandise. Nevada corporate licensees that hold a license as an operator of a slot machine route, or a manufacturer's or distributor's license, also pay fees and taxes to the State of Nevada. The licensed subsidiaries currently pay monthly fees to the Nevada Gaming Commission equal to a maximum of 6.25 percent of gross gaming revenues.

        Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with those persons (collectively, "licensees"), and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada Gaming Control Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada Gaming Control Board of the licensee's participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Gaming Commission. Thereafter, licensees are required to comply with the reporting requirements imposed by the Nevada Act. A licensee is also subject to disciplinary action by the Nevada Gaming Commission if it:

  •
  knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation;
  •
  fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations;
  •
  engages in activities or enters into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees; or
  •
  employs, contracts with or associates with a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of unsuitability.

        The sale of alcoholic beverages at establishments operated by a licensed subsidiary is subject to licensing, control and regulation by applicable local regulatory agencies. All licenses are revocable and are not transferable. The agencies involved have full power to limit, condition, suspend or revoke any such license, and any such disciplinary action could, and revocation would, have a material adverse effect upon the operations of the licensed subsidiary.

New Jersey Gaming Laws

        The ownership and operation of casino gaming facilities in Atlantic City are subject to the New Jersey Casino Control Act (the "New Jersey Act"), regulations of the New Jersey Casino Control Commission (the "New Jersey Commission") and other applicable laws. No casino may operate unless it obtains the required permits or licenses and approvals from the New Jersey Commission. The New Jersey Commission is authorized under the New Jersey Act to adopt regulations covering a broad spectrum of gaming and gaming related activities and to prescribe the methods and forms of applications from all classes of licensees. These laws and regulations concern primarily:

  •
  the financial stability, integrity, responsibility, good character, honesty and business ability of casino service suppliers and casino operators, their directors, officers and employees, their security holders and others financially interested in casino operations;
  •
  the nature of casino hotel facilities; and
  •
  the operating methods and financial and accounting practices used in connection with the casino operations.

        The State of New Jersey imposes taxes on gaming operations at the rate of 8 percent of gross gaming revenues. In addition, the New Jersey Act provides for an investment alternative tax of 2.5 percent of gross gaming revenues. This investment alternative tax may be offset by investment tax credits equal to 1.25 percent of gross gaming revenues, which are obtained by purchasing bonds issued by, or investing in housing or other development projects approved by, the Casino Reinvestment Development Authority.

        The New Jersey Commission has broad discretion with regard to the issuance, renewal and revocation or suspension of casino licenses. A casino license is not transferable, is issued for a term of up to one year for the first two renewals and thereafter for a term of up to four years, subject to discretionary reopening of the licensing hearing by the New Jersey Commission at any time. A casino license must be renewed by filing an application which must be acted on by the New Jersey Commission before the license in force expires. At any time, upon a finding of disqualification or noncompliance, the New Jersey Commission may revoke or suspend a license or impose fines or other penalties.

        The New Jersey Act imposes certain restrictions on the ownership and transfer of securities issued by a corporation that holds a casino license or is deemed a holding company, intermediary company, subsidiary or entity qualifier of a casino licensee. "Security" is defined by the New Jersey Act to include instruments that evidence either a beneficial ownership in an entity, such as common stock or preferred stock, or a creditor interest in an entity, such as a bond, note or mortgage. The New Jersey Act requires that the corporate charter of a publicly traded affiliate of a casino licensee must require that a holder of the company's securities who is disqualified by the New Jersey Commission dispose of the securities. The corporate charter of a casino licensee or any privately-held affiliate of the licensee must:

  •
  establish the right of prior approval by the New Jersey Commission with regard to a transfer of any security in the company; and
  •
  create the absolute right of the company to repurchase at the market price or purchase price, whichever is less, any security in the company if the New Jersey Commission disapproves a transfer of the security under the New Jersey Act.

        The New Jersey Commission has approved our corporate charter. The corporate charters of our subsidiaries that operate Bally's Atlantic City, the Atlantic City Hilton, Claridge Casino Hotel and Caesars Atlantic City and their privately-held affiliates likewise conform to the New Jersey Act's requirements described above for privately-held companies.

        If the New Jersey Commission finds that an individual owner or holder of securities of a corporate licensee or an affiliate of the corporate licensee is not qualified under the New Jersey Act, the New Jersey Commission may propose remedial action, including divestiture of the securities held. If disqualified persons fail to divest themselves of the securities, the New Jersey Commission may revoke or suspend the license. However, if an affiliate of a casino licensee is a publicly traded company, and the New Jersey Commission makes a finding of disqualification with respect to any owner or holder of any security thereof, and the New Jersey Commission also finds that:

  •
  the company has adopted the charter provisions;

  •
  the company has made a good faith effort, including the prosecution of all legal remedies, to comply with any order of the New Jersey Commission requiring the divestiture of the security interest held by the disqualified owner or holder; and

  •
  the disqualified owner or holder does not have the ability to control the corporate licensee or the affiliate, or to elect one or more members of the board of directors of the affiliate, the New Jersey Commission will not take action against the casino licensee or its affiliate with respect to the continued ownership of the security interest by the disqualified owner or holder.

        For purposes of the New Jersey Act, a security holder is presumed to have the ability to control a publicly traded corporation, or to elect one or more members of its board of directors, and thus require qualification, if the holder owns or beneficially holds 5 percent or more of any class of the equity securities of the corporation, unless the security holder rebuts the presumption of control or ability to elect by clear and convincing evidence. An "institutional investor," as that term is defined under the New Jersey Act, is entitled to a waiver of qualification if it holds less than 10 percent of any class of the equity securities of a publicly traded holding or intermediary company of a casino licensee and:

  •
  the holdings were purchased for investment purposes only;

  •
  there is no cause to believe the institutional investor may be found unqualified; and

  •
  upon request by the New Jersey Commission, the institutional investor files a certified statement to the effect that it has no intention of influencing or affecting the affairs of the issuer, the casino licensee or its other affiliates. The New Jersey Commission may grant a waiver of qualification to an institutional investor holding 10 percent or more of the securities upon a showing of good cause and if the conditions specified above are met.

        With respect to debt securities, the New Jersey Commission generally requires a person holding 15 percent or more of a debt issue of a publicly traded affiliate of a casino licensee to qualify under the New Jersey Act. We cannot assure you that the New Jersey Commission will continue to apply the 15 percent threshold, and the New Jersey Commission could at any time establish a lower threshold for qualification. The New Jersey Commission may make an exception to the qualification requirement for institutional investors, in which case the institutional holder is entitled to a waiver of qualification if the holder's position in the aggregate is not more than 20 percent of the total outstanding debt of the affiliate and not more than 50 percent of any outstanding publicly traded issue of the debt, and if the institutional investor meets the conditions specified in the above paragraph. As with equity securities, the New Jersey Commission may grant a waiver of qualification to institutional investors holding larger positions upon a showing of good cause and if the institutional investor meets all of the conditions specified in the above paragraph.

        Generally, the New Jersey Commission would require each institutional holder seeking a waiver of qualification as a holder of equity or debt to execute a certificate stating that:

  •
  the holder has reviewed the definition of institutional investor under the New Jersey Act and believes that it meets the definition of institutional investor;

  •
  the holder purchased the securities for investment purposes only and holds them in the ordinary course of business;

  •
  the holder has no involvement in the business activities of, and no intention of influencing or affecting the affairs of, the issuer, the casino licensee or any affiliate;

  •
  if the holder subsequently determines to influence or affect the affairs of the issuer, the casino licensee or any affiliate, it will provide not less than 30 days' notice of its intent and will file with the New Jersey Commission an application for qualification before taking the action; and

  •
  the holder acknowledges that it is subject to the jurisdiction of the New Jersey Commission and the requirements of the New Jersey Act and the regulations promulgated thereunder.

        Beginning on the date the New Jersey Commission serves notice on a corporate licensee or an affiliate of the corporate licensee that a security holder of the corporation has been disqualified, it will be unlawful for the security holder to:

  •
  receive any dividends or interest upon the securities;

  •
  exercise, directly or through any trustee or nominee, any right conferred by the securities; or

  •
  receive any remuneration in any form from the corporate licensee for services rendered or otherwise.

        Persons who are required to qualify under the New Jersey Act because they hold debt or equity securities, and are not already qualified, are required to place the securities into an interim casino authorization trust pending qualification. Unless and until the New Jersey Commission has reason to believe that the investor may not qualify, the investor will retain the ability to direct the trustee how to vote, or whether to dispose of, the securities. If at any time the New Jersey Commission finds reasonable cause to believe that the investor may be found unqualified, it can order the trust to become "operative," in which case the investor will lose voting power, if any, over the securities but will retain the right to petition the New Jersey Commission to order the trustee to dispose of the securities.

        Once an interim casino authorization trust is created and funded, and regardless of whether it becomes operative, the investor has no right to receive a return on the investment until the investor becomes qualified. Should an investor ultimately be found unqualified, the trustee would dispose of the trust property, and the proceeds would be distributed to the unqualified applicant only in an amount not exceeding the actual cost of the trust property. Any excess proceeds would be paid to the State of New Jersey. If the securities were sold by the trustee pending qualification, the investor would receive only actual cost, with disposition of the remainder of the proceeds, if any, to await the investor's qualification hearing.

        If the New Jersey Commission determines that a licensee has violated the New Jersey Act or its regulations, then under certain circumstances, the licensee could be subject to fines or have its license suspended or revoked. In addition, if a person who is required to qualify under the New Jersey Act fails to qualify, including a security holder who fails to qualify and does not dispose of securities as may be required by the New Jersey Act, with the exception discussed above for publicly traded affiliates, the licensee could have its license suspended or revoked.

        If a casino license is not renewed, is suspended for more than 120 days or is revoked, the New Jersey Commission can appoint a conservator. The conservator would be charged with the duty of conserving and preserving the assets so acquired and continuing the operation of the casino hotel of a suspended licensee or with operating and disposing of the casino hotel of a former licensee. The suspended licensee or former licensee would be entitled only to a fair return on its investment, to be determined under New Jersey law, with any excess to go to the State of New Jersey, if so directed by the New Jersey Commission. Suspension or revocation of any licenses or the appointment of a conservator by the New Jersey Commission would have a material adverse effect on the businesses of our Atlantic City casino hotels.

Mississippi Gaming Laws

        The ownership and operation of casino facilities in the State of Mississippi, such as those at Grand Casino Biloxi, Grand Casino Gulfport, Grand Casino Tunica, Sheraton Casino & Hotel and Bally's Casino Tunica, are subject to extensive state and local regulation, but primarily the licensing and regulatory control of the Mississippi Gaming Commission (the "Mississippi Commission").

        The Mississippi Gaming Control Act (the "Mississippi Act"), which legalized dockside casino gaming in Mississippi, is similar to the Nevada Gaming Control Act. The Mississippi Commission has adopted regulations which are also similar in many respects to the Nevada gaming regulations.

        The laws, regulations and supervisory procedures of Mississippi and the Mississippi Commission are based upon declarations of public policy that are concerned with, among other things:

  •
  the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;

  •
  the establishment and maintenance of responsible accounting practices and procedures;

  •
  the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Mississippi Commission;

  •
  the prevention of cheating and fraudulent practices;

  •
  providing a source of state and local revenues through taxation and licensing fees; and

  •
  ensuring that gaming licensees, to the extent practicable, employ Mississippi residents.

        The regulations are subject to amendment and interpretation by the Mississippi Commission. We believe that our compliance with the licensing procedures and regulatory requirements of the Mississippi Commission will not affect the marketability of our securities. Changes in Mississippi laws or regulations may limit or otherwise materially affect the types of gaming that may be conducted and such changes, if enacted, could have an adverse effect on us and our Mississippi gaming operations.

        The Mississippi Act provides for legalized dockside gaming at the discretion of the fourteen Mississippi counties that border the Gulf Coast or the Mississippi River, but only if the voters in the county have not voted to prohibit gaming in that county. In recent years, certain anti-gaming groups proposed for adoption through the initiative and referendum process certain amendments to the Mississippi Constitution which would prohibit gaming in the state. The proposals were declared illegal by Mississippi courts on constitutional and procedural grounds. The latest ruling was appealed to the Mississippi Supreme Court, which affirmed the decision of the lower court. If another such proposal were to be offered and if a sufficient number of signatures were to be gathered to place a legal initiative on the ballot, it is possible for the voters of Mississippi to consider such a proposal in November of 2003.

        As of January 1, 2002, dockside gaming was permissible in nine of the fourteen eligible counties in the state and gaming operations had commenced in Adams, Coahoma, Hancock, Harrison, Tunica, Warren and Washington counties. Under Mississippi law, gaming vessels must be located on the Mississippi River or on navigable waters in eligible counties along the Mississippi River or in the waters lying south of the counties along the Mississippi Gulf Coast. The Mississippi Act permits unlimited stakes gaming on permanently moored vessels on a 24-hour basis and does not restrict the percentage of space which may be utilized for gaming.

        We and any subsidiary of ours that operates a casino in Mississippi (a "Mississippi Gaming Subsidiary") are subject to the licensing and regulatory control of the Mississippi Commission. We are registered under the Mississippi Act as a publicly traded corporation (a "Registered Corporation") of our Mississippi Gaming Subsidiaries. A Registered Corporation is required periodically to submit detailed financial and operating reports to the Mississippi Commission and furnish any other information which the Mississippi Commission may require. If we are unable to continue to satisfy the registration requirements of the Mississippi Act, we and the Mississippi Gaming Subsidiaries cannot own or operate gaming facilities in Mississippi. No person may become a stockholder of or receive any percentage of profits from a licensed subsidiary of a Registered Corporation without first obtaining licenses and approvals from the Mississippi Commission. We have obtained such approvals in connection with the licensing of the Mississippi Gaming Subsidiaries.

        Each Mississippi Gaming Subsidiary must maintain a gaming license from the Mississippi Commission to operate a casino in Mississippi. Such licenses are issued by the Mississippi Commission subject to certain conditions, including continued compliance with all applicable state laws and regulations. Gaming licenses are not transferable, are issued for a three-year period (and may be continued for two additional three-year periods) and must be renewed periodically thereafter. There are no limitations on the number of gaming licenses which may be issued in Mississippi.

        Certain of our officers and employees and the officers, directors and certain key employees of our Mississippi Gaming Subsidiaries must be found suitable or be licensed by the Mississippi Commission.

We believe we have obtained or applied for all necessary findings of suitability with respect to such persons associated with us or the Mississippi Gaming Subsidiaries, although the Mississippi Commission, in its discretion, may require additional persons to file applications for findings of suitability. In addition, any person having a material relationship or involvement with us may be required to be found suitable, in which case those persons must pay the costs and fees associated with such investigation. The Mississippi Commission may deny an application for a finding of suitability for any cause that it deems reasonable. Changes in certain licensed positions must be reported to the Mississippi Commission. In addition to its authority to deny an application for a finding of suitability, the Mississippi Commission has jurisdiction to disapprove a change in a person's corporate position or title and such changes must be reported to the Mississippi Commission. The Mississippi Commission has the power to require us and any Mississippi Gaming Subsidiaries to suspend or dismiss officers, directors and other key employees or sever relationships with other persons who refuse to file appropriate applications or whom the authorities find unsuitable to act in such capacities. Determinations of suitability or questions pertaining to licensing are not subject to judicial review in Mississippi.

        At any time, the Mississippi Commission has the power to investigate and require a finding of suitability of any of our record or beneficial stockholders. The Mississippi Act requires any person who acquires more than 5 percent of any class of voting securities of a Registered Corporation, as reported to the Securities and Exchange Commission ("SEC"), to report the acquisition to the Mississippi Commission, and such person may be required to be found suitable. Also, any person who becomes a beneficial owner of more than 10 percent of any class of voting securities of a Registered Corporation, as reported to the SEC, must apply for a finding of suitability by the Mississippi Commission and must pay the costs and fees that the Mississippi Commission incurs in conducting the investigation. The Mississippi Commission has generally exercised its discretion to require a finding of suitability of any beneficial owner of more than 5 percent of any class of voting securities of a Registered Corporation. However, the Mississippi Commission has adopted a policy that permits certain institutional investors to own beneficially up to 15 percent of a class of voting securities of a Registered Corporation without a finding of suitability. If a stockholder who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information, including a list of beneficial owners.

        Any person who fails or refuses to apply for a finding of suitability or a license within thirty 30 days after being ordered to do so by the Mississippi Commission may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any person found unsuitable and who holds, directly or indirectly, any beneficial ownership of our securities beyond the time that the Mississippi Commission prescribes, may be guilty of a misdemeanor. We may be subject to disciplinary action if, after receiving notice that a person is unsuitable to be a stockholder or to have any other relationship with us or the Mississippi Gaming Subsidiaries, the company involved:

  •
  pays the unsuitable person any dividend or other distribution upon such person's voting securities;

  •
  recognizes the exercise, directly or indirectly, of any voting rights conferred by securities held by the unsuitable person;

  •
  pays the unsuitable person any remuneration in any form for services rendered or otherwise, except in certain limited and specific circumstances; or

  •
  fails to pursue all lawful efforts to require the unsuitable person to divest himself of the securities, including, if necessary, the immediate purchase of the securities for cash at a fair market value.

        We may be required to disclose to the Mississippi Commission upon request the identities of the holders of any of our debt or other securities. In addition, under the Mississippi Act, the Mississippi Commission may, in its discretion require the holder of any debt security of a Registered Corporation to file an application, be investigated and be found suitable to own the debt security if it has reason to believe that the ownership would be inconsistent with the declared policies of the State of Mississippi.

        Although the Mississippi Commission generally does not require the individual holders of obligations such as notes to be investigated and found suitable, the Mississippi Commission retains the discretion to do so for any reason, including but not limited to, a default, or where the holder of the debt instrument exercises a material influence over the gaming operations of the entity in question. Any holder of debt securities required to apply for a finding of suitability must pay all investigative fees and costs of the Mississippi Commission in connection with the investigation.

        If the Mississippi Commission determines that a person is unsuitable to own a debt security, then the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Mississippi Commission it:

  •
  pays to the unsuitable person any dividend, interest, or any distribution whatsoever;

  •
  recognizes any voting right by the unsuitable person in connection with those securities;

  •
  pays the unsuitable person remuneration in any form; or

  •
  makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

        Each Mississippi Gaming Subsidiary must maintain in Mississippi a current ledger with respect to ownership of its equity securities and we must maintain in Mississippi a current list of our stockholders which must reflect the record ownership of each outstanding share of any class of equity security issued by us. The ledger and stockholder lists must be available for inspection by the Mississippi Commission at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Mississippi Commission. A failure to make such disclosure may be grounds for finding the record holder unsuitable. We must also render maximum assistance in determining the identity of the beneficial owner.

        The Mississippi Act requires that the certificates representing securities of a Registered Corporation bear a legend indicating that the securities are subject to the Mississippi Act and the regulations of the Mississippi Commission. We have received from the Mississippi Commission a waiver from this legend requirement. The Mississippi Gaming Commission has the power to impose additional restrictions on the holders of securities at any time.

        Substantially all material loans, leases, sales of securities and similar financing transactions by a Registered Corporation or a Mississippi Gaming Subsidiary must be reported to or approved by the Mississippi Commission. A Mississippi Gaming Subsidiary may not make a public offering of its securities, but may pledge or mortgage casino facilities. We may not make an issuance or a public offering of our securities without the prior approval of the Mississippi Commission if any part of the proceeds of the offering is to be used to finance the construction, acquisition or operation of gaming facilities in Mississippi or to retire or extend obligations incurred for those purposes. Such approval, if given, does not constitute a recommendation or approval of the investment merits of the securities subject to the offering. We have received a waiver of the prior approval requirement for our securities offerings, subject to certain conditions.

        Under the regulations of the Mississippi Commission, none of our Mississippi Gaming Subsidiaries may guarantee a security issued by us or an affiliated company pursuant to a public offering, or pledge its assets to secure payment or performance of the obligations evidenced by the security issued by us or the affiliated company, without the prior approval of the Mississippi Commission. The pledge of the stock of a Mississippi Gaming Subsidiary and the foreclosure of such a pledge are ineffective, without the prior approval of the Mississippi Commission. Moreover, restrictions on the transfer of an equity security issued by our Mississippi Gaming Subsidiaries and agreements not to encumber such securities are ineffective without the prior approval of the Mississippi Commission. We have obtained approvals from the Mississippi Commission for such guarantees, pledges and restrictions in connection with securities offerings, subject to certain restrictions.

        Changes in control of us through merger, consolidation, acquisition of assets, management or consulting agreements or any act or conduct by a person by which he or she obtains control may not occur without the prior approval of the Mississippi Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Mississippi Commission in a variety of stringent standards prior to assuming control of the Registered Corporation. The Mississippi Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

        The Mississippi legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and other corporate defense tactics that affect corporate gaming licensees in Mississippi and Registered Corporations may be injurious to stable and productive corporate gaming. The Mississippi Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Mississippi's gaming industry and to further Mississippi's policy to:

  •
  assure the financial stability of corporate gaming operations and their affiliates;

  •
  preserve the beneficial aspects of conducting business in the corporate form; and

  •
  promote a neutral environment for the orderly governance of corporate affairs.

        Approvals are, in certain circumstances, required from the Mississippi Commission before a Registered Corporation may make exceptional repurchases of voting securities in excess of the current market price and before a corporate acquisition opposed by management can be consummated. Mississippi's gaming regulations also require prior approval by the Mississippi Commission of a plan of recapitalization proposed by the Registered Corporation's Board of Directors in response to a tender offer made directly to the Registered Corporation's stockholders for the purpose of acquiring control of the Registered Corporation.

        Neither we nor any Mississippi Gaming Subsidiary may engage in gaming activities in Mississippi while also conducting gaming operations outside of Mississippi without approval of the Mississippi Commission. The Mississippi Commission may require determinations that, among other things, there are means for the Mississippi Commission to have access to information concerning the out-of-state gaming operations of us and our affiliates. We have previously obtained a waiver of foreign gaming approval from the Mississippi Commission for operations in other states in which we conduct gaming operations and will be required to obtain the approval or a waiver of such approval from the Mississippi Commission prior to engaging in any additional future gaming operations outside of Mississippi.

        If the Mississippi Commission determined that we or a Mississippi Gaming Subsidiary violated a gaming law or regulation, the Mississippi Commission could limit, condition, suspend or revoke our approvals and the license of the Mississippi Gaming Subsidiary, subject to compliance with certain statutory and regulatory procedures. In addition, we, the Mississippi Gaming Subsidiary and the persons involved could be subject to substantial fines for each separate violation. Because of such a violation, the Mississippi Commission could seek to appoint a supervisor to operate the casino facilities. Limitation, conditioning or suspension of any gaming license or approval or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect us, our gaming operations and our results of operations.

        License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Mississippi and to the counties or cities in which a Mississippi Gaming Subsidiary's operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon:

  •
  a percentage of the gross gaming revenues received by the casino operation,

  •
  the number of gaming devices operated by the casino, or

  •
  the number of table games operated by the casino.

        The license fee payable to the State of Mississippi is based upon "gaming receipts" (generally defined as gross receipts less payouts to customers as winnings) and equals 4 percent of gaming receipts of $50,000 or less per month, 6 percent of gaming receipts that exceed $50,000 but do not exceed $134,000 per month, and 8 percent of gaming receipts that exceed $134,000 per month.

        The foregoing license fees are allowed as a credit against the licensee's Mississippi income tax liability for the year paid. The gross revenue fee imposed by the Mississippi cities and counties in which our casino operations are located, equals approximately 4 percent of the gaming receipts.

        The Mississippi Commission's regulations require as a condition of licensure or license renewal that an existing licensed gaming establishment's plan include a 500-car parking facility in close proximity to the casino complex and infrastructure facilities which amount to at least 25 percent of the casino cost. We believe that our Mississippi Gaming Subsidiaries are in compliance with this requirement. The Mississippi Commission adopted amendments to the regulation that increase the infrastructure development requirement from 25 percent to 100 percent for new casinos (or upon acquisition of a closed casino), but grandfather existing licensees.

        Both the local jurisdiction and the Alcoholic Beverage Control Division of the Mississippi State Tax Commission license, control and regulate the sale of alcoholic beverages by our subsidiaries. All of our Mississippi casinos are in areas designated as special resort areas, which allows the casinos to serve alcoholic beverages on a 24-hour basis. The Alcohol Beverage Control Division has the full power to limit, condition, suspend or revoke any license for the serving of alcoholic beverages or to place a licensee on probation with or without conditions. Any disciplinary action could, and revocation would, have a material adverse effect upon the casino's operations. Our and our Mississippi Gaming Subsidiaries' key officers and managers must be investigated by the Alcohol Beverage Control Division in connection with their liquor permits and changes in key positions must be approved by the Alcohol Beverage Control Division.

Louisiana Gaming Laws

        The ownership and operation of a riverboat gaming vessel in the State of Louisiana is subject to the Louisiana Riverboat Economic Development and Gaming Control Act. The Louisiana Gaming Control Board regulates gaming activities. The Louisiana Board is responsible for investigating the background of all applicants seeking a riverboat gaming license, issuing the license and enforcing the laws, rules and regulations relating to riverboat gaming activities.

        The Louisiana Board must find suitable the applicant, its officers, directors, key personnel, partners and persons holding a 5 percent or greater interest in the holder of a gaming license. The Louisiana Board may, in its discretion, also review the suitability of other security holders of, or persons affiliated with, a licensee. This finding of suitability requires the filing of an extensive application to the Louisiana Board disclosing personal, financial, criminal, business and other information. Our Louisiana affiliate, Bally's Louisiana, Inc., has filed the required forms with the Louisiana regulatory authorities with respect to a finding of suitability.

        On March 24, 1994, the Louisiana Board's predecessor issued a riverboat gaming license to the Belle, a limited liability company in which we have a 49.9 percent interest. The Belle commenced riverboat gaming operations in New Orleans on July 9, 1995. We are engaged in litigation with our 50.1 percent partner in the Belle. See "—Legal Proceedings," above, for a description of this litigation.

        The Louisiana Act prohibits the transfer of a Louisiana gaming license. The Louisiana Board must approve the sale, assignment, transfer, pledge or disposition of securities which represent 5 percent or more of the total outstanding shares issued by a holder of a license and the Louisiana Board must find the transferee suitable. In addition, the Louisiana Board must approve certain contracts and leases entered into by a licensee and enterprises which transact business with the licensee must be licensed.

        If a security holder of a licensee is found unsuitable, it will be unlawful for the security holder to:

  •
  receive any dividend or interest with regard to the securities;

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  exercise, directly or indirectly, any rights conferred by the securities; or

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  receive any remuneration from the licensee for services rendered or otherwise.

        The Louisiana Board may impose similar approval requirements on holders of securities of any intermediary or holding company of the licensee. Effective as of April 1, 2001, the State of Louisiana taxes riverboat gaming operations at the rate of 21.5 percent of net gaming proceeds. However, our riverboat at Bally's Casino New Orleans is subject to the following taxes on riverboat gaming operations effective as of April 1, 2001:

  •
  for any month in which the Belle receives net gaming proceeds of less than $6 million, the Belle must pay a tax equal to 18.5 percent of net gaming proceeds;

  •
  for any month in which the Belle receives net gaming proceeds of at least $6 million but less than $8 million, the Belle must pay a tax equal to 20.5 percent of net gaming proceeds for that month; and

  •
  for any month in which the Belle receives net gaming proceeds of $8 million or more, the Belle must pay a tax equal to 21.5 percent of net gaming proceeds for that month.

        Additionally, effective as of April 1, 2001, the Belle is authorized to conduct dockside gaming activities, without the requirement to conduct cruises and excursions, provided that the Belle complies with the following restrictions:

  •
  the riverboat conducts gaming activities in an area not exceeding 30,000 square feet in the aggregate;

  •
  the owner or operator of such riverboat does not participate directly or indirectly in the ownership, construction, operation, or subsidization of any hotel of a size exceeding 399 guest rooms within a distance of one mile from the berthing area of the licensed riverboat; and

  •
  such riverboat does not maintain or offer for patron or public use on the vessel or at its terminal, berthing area, or any hotel referred to above, more than 8,000 square feet of restaurant facilities in the aggregate, exclusive of food preparation and handling areas.

        On April 19, 1996, the Louisiana legislature approved legislation mandating statewide local elections on a parish-by-parish basis to determine whether to prohibit or continue to permit three individual types of gaming. On November 5, 1996, Louisiana voters determined whether each of the following types of gaming would be prohibited or permitted in the following described Louisiana parishes:

  •
  the operation of video draw poker devices in each parish;

  •
  the conduct of riverboat gaming in each parish that is contiguous to a statutorily designated river or waterway; or

  •
  the conduct of land-based casino gaming operations in Orleans Parish.

        In Orleans Parish, where our riverboat casino currently operates, a majority of the voters elected to continue to permit the three types of gaming described above. The current legislation does not provide for any moratorium on future local elections on gaming. Further, the current legislation does not provide for any moratorium that must expire before future local elections on gaming could be mandated or allowed. In addition, a change of berth by a licensee would require voter approval in the parish in which the new berth is located.

Delaware Gaming Laws

        Video lottery operations in the State of Delaware are regulated by the Delaware State Lottery Office through the powers delegated to the Director of the Lottery pursuant to Title 29 of the Delaware Code. Under Delaware's video lottery program, video lottery machines are permitted at Delaware's licensed horse racing tracks.

        Any person seeking to contract with the Delaware State Lottery Office for the provision of goods or services related to video lottery operations, including management services such as those we provide with respect to video lottery operation at the Dover Downs racetrack in Delaware, must be licensed by the Delaware State Lottery Office as a "technology provider." It is the ongoing duty of each technology provider licensee to notify the Director of the Lottery of any change in officers, partners, directors, key employees, video lottery operations employees or owners, collectively the "key individuals." An owner is a person who owns, directly or indirectly, 10 percent or more of an applicant or licensee. Key individuals are subject to a background investigation, and the failure of a key individual to satisfy a background investigation may constitute "cause" for the suspension or revocation of the technology provider's license. Our subsidiary has entered into an agreement to provide management services to the Lottery's agent that operates the video lottery machines at Dover Downs racetrack. Our subsidiary and its key officers have been found qualified as a technology provider.

Indiana Gaming Laws

        Our Indiana casino riverboat operations are subject to the provisions of Indiana Code 4-33 (the "Indiana Riverboat Act") and the licensing and regulatory control of the Indiana Gaming Commission, as well as various local, county, and state regulatory agencies.

        The Indiana Riverboat Act authorizes the issuance of up to 11 riverboat gaming licenses on waterways located in Indiana. The Indiana Riverboat Act strictly regulates the facilities, persons, associations and practices related to gaming operations pursuant to the police powers of the State of Indiana, including comprehensive law enforcement provisions. The Indiana Riverboat Act vests the Indiana Gaming Commission with the power and duties of administering, regulating and enforcing the system of riverboat gaming in the State of Indiana. The Indiana Gaming Commission's jurisdiction extends to every person, association, corporation, partnership and trust involved in riverboat gaming operations in the State of Indiana.

        The Indiana Riverboat Act requires the owner of a riverboat gaming operation to hold an owner's license issued by the Indiana Gaming Commission. Each license granted entitles the licensee to own and operate one riverboat and gaming equipment as part of the gaming operation. A licensee may own no more than a 10 percent interest in any other owner's license.

        The Indiana Riverboat Act restricts the granting of the 11 owner's licenses by location, with five to be awarded for riverboats operating in specific cities on Lake Michigan, five to be awarded for riverboats operating on the Ohio River, and one to be awarded for a riverboat operating on Patoka Lake. The Indiana Gaming Commission has not considered applicants for the eleventh license since the Patoka Lake site has been determined by the U.S. Army Corps of Engineers to be unsuitable for a casino vessel project.

        Each owner's license runs for a period of five years. Thereafter, the license is subject to renewal on an annual basis upon a determination by the Indiana Gaming Commission that the licensee continues to be eligible for an owner's license pursuant to the Indiana Riverboat Act and the rules and regulations adopted thereunder. All riverboat licensees have a continuing duty to maintain suitability for licensure and are required to notify the Indiana Gaming Commission of any material change in the information submitted in its application or any other matter which would render the licensee ineligible. An owner's license does not create a property right but is a revocable privilege contingent upon continuing suitability for licensure. A licensed owner undergoes a complete investigation every three years.

        The Indiana Gaming Commission may revoke, restrict or suspend an owner's license at any time that the Indiana Gaming Commission determines the licensee is in violation of the Indiana Riverboat Act or the rules and regulations of the Indiana Gaming Commission or if the Indiana Gaming Commission determines revocation of the license is in the best interest of the State of Indiana and will protect and enhance the credibility and integrity of riverboat gambling operations. If the Indiana Gaming Commission determines that a licensee is in violation of the Indiana Riverboat Act or the rules and regulations promulgated by the Indiana Gaming Commission, the Indiana Gaming Commission may initiate a disciplinary proceeding to revoke, restrict or suspend the license or take such other action, including imposition of civil penalties, that the Indiana Gaming Commission deems necessary. If for any reason the license is terminated, the assets of the riverboat gambling operation must be secured and cannot be disposed of without the approval of the Indiana Gaming Commission and the licensee remains under the jurisdiction of the Indiana Gaming Commission until all matters related to the license have been resolved.

        A licensed owner may apply for and may hold other licenses that are necessary for the operation of a riverboat, including licenses to sell alcoholic beverages, a license to prepare and serve food, and any other necessary licenses. Furthermore, the Indiana Riverboat Act requires that officers, directors and employees of a gaming operation and suppliers of gaming equipment, devices, and supplies and certain other suppliers be licensed.

        Applicants for licensure must submit comprehensive application and personal disclosure forms and undergo an exhaustive background investigation prior to the issuance of a license. The applicant must also disclose the identity of every stockholder or participant of the applicant and provide specific information with respect to certain stockholders holding significant interests, 5 percent or greater, in the applicant. The Indiana Gaming Commission has the authority to request specific information on any stockholder.

        The Glory of Rome riverboat casino has been licensed to conduct gaming operations by the Indiana Gaming Commission pursuant to a license originally granted to RDI/Caesars Riverboat Casino, L.L.C., which we acquired from Starwood. An ownership interest in an owner's riverboat license may only be transferred after receiving approval from the Indiana Gaming Commission and upon compliance with the regulations issued under the Indiana Riverboat Act. The Indiana Gaming Commission approved the transfer of the interest in the riverboat owner's license to Park Place on March 30, 2000.

        A riverboat owner licensee or any other person may not lease, hypothecate, borrow money against or loan money against an owner's riverboat gaming license.

        The Indiana Riverboat Act does not limit the maximum bet or per patron loss. Minimum and maximum wagers on games are set by the licensee. Wagering may not be conducted with money or other negotiable currency. No person under the age of 21 is permitted to wager, and wagers may only be taken from a person present on a licensed riverboat.

        Riverboats operating in Indiana must (1) have a valid certificate of inspection from the U.S. Coast Guard to carry at least 500 passengers; and (2) be at least 150 feet long. In addition, any riverboat that operates on the Ohio River must replicate, as nearly as possible, historic Indiana steamboat passenger vessels of the nineteenth century.

        Gaming sessions are generally required to be at least two hours and are limited to a maximum duration of four hours. No gaming may be conducted while the boat is docked, except:

  •
  for 30-minute time periods at the beginning and end of each cruise while the passengers are embarking and disembarking, in which case total gaming time is limited to four hours, including the pre- and post-docking periods; and

  •
  if the master of the riverboat reasonably determines that specific weather or water conditions present a danger to the riverboat, its passengers and crew;

  •
  if either the vessel or the docking facility is undergoing mechanical or structural repair;

  •
  if water traffic conditions present a danger to the riverboat, riverboat passengers and crew, or to other vessels on the water; or

  •
  if the master has been notified that a condition exists that would cause a violation of federal law if the riverboat were to cruise.

        The Indiana Gaming Commission may grant extended cruise hours in its discretion.

        After consultation with the U.S. Army Corps of Engineers, the Indiana Gaming Commission may determine the available navigable waterways that are suitable for the operation of riverboats under the Indiana Riverboat Act. If the U.S. Army Corps of Engineers rescinds an approval for the operation of riverboats on a waterway, a license issued under the Indiana Riverboat Act is void and the holder may not conduct or continue gaming operations under the Indiana Riverboat Act. The Indiana Gaming Commission requires employees working on a riverboat to have a valid merchant marine document from the U.S. Coast Guard.

        The Indiana Riverboat Act imposes a 20 percent wagering tax on adjusted gross receipts from gaming. The tax imposed is to be paid by the licensed owner to the Indiana Department of State Revenue before the close of the business day following the day when the wagers are made. The Indiana Riverboat Act also requires that licensees pay a $3.00 admission tax for each person admitted to a gaming excursion. A riverboat license may be suspended for failure to pay such tax. The Indiana Gaming Commission also has promulgated regulations requiring riverboat owners to reimburse the Indiana Gaming Commission for the costs of inspectors and agents required to be present during the conduct of gambling operations. Further, the Indiana Gaming Commission may impose other fees and assessments. Riverboats are assessed for property tax purposes as real property and are taxed at rates determined by local taxing authorities. All Indiana state excise taxes, use taxes and gross retail taxes apply to sales on a riverboat.

        The Indiana Gaming Commission may subject a licensee to fines, suspension or revocation of its license for any act that is in violation of the Indiana Riverboat Act, the rules and regulations of the Indiana Gaming Commission, or for an owner's license if the licensee has not begun regular riverboat excursions prior to the end of the twelve month period following receipt of a license from the Indiana

Gaming Commission or if the Indiana Gaming Commission determines that the revocation of the license is in the best interests of the State of Indiana. A holder of a gaming license is required to post bond with the Indiana Gaming Commission in an amount that a local community will expend for infrastructure and other facilities associated with a riverboat operation.

        The Indiana Riverboat Act places special emphasis upon minority and women's business enterprise participation in the riverboat industry. Any person issued a riverboat owner's license must establish goals of expending at least 10 percent of the total dollar value of the licensee's contracts for goods and services with minority business enterprises and 5 percent of the total dollar value of the licensee's contracts for goods and services with women's business enterprises. The Indiana Gaming Commission may suspend, limit or revoke the owner's license or fine or impose appropriate conditions on the licensee to ensure these goals are met. The Indiana Gaming Commission has indicated it will be vigilant in monitoring attainment of these goals.

        An institutional investor that, individually or in association with others, acquires, directly or indirectly, 5 percent or more of any class of voting securities of a holding company of a licensee is required to notify the Indiana Gaming Commission and to provide additional information, including a certification that the voting securities were acquired and are held for investment purposes only, and may be subject to a finding of suitability. An institutional investor that, individually or in association with others, acquires, directly or indirectly, 15 percent or more of any class of voting securities of a holding company of a licensee is required to apply to the Indiana Gaming Commission for a finding of suitability. A person, other than an institutional investor, who acquires a direct or indirect beneficial ownership interest of 5 percent or more of any riverboat licensee, through any class of voting securities of the licensee or a holding company or intermediary company of the licensee, other than an institutional investor, is required to apply to the Indiana Gaming Commission for a finding of suitability.

        A riverboat owner licensee may not enter into or perform any contract or transaction in which it transfers or receives consideration which is not commercially reasonable or which does not reflect the fair market value of the goods and services rendered or received. All contracts are subject to disapproval by the Indiana Gaming Commission. The Indiana Gaming Commission has a rule requiring the reporting of certain currency transactions, which is similar to that required by Federal authorities.

        A riverboat owner licensee or applicant (or affiliate thereof) may not enter into a debt transaction of $1.0 million or more without the prior approval of the Indiana Gaming Commission. The Indiana Gaming Commission rules require that:

  •
  a written request for approval of the debt transaction, along with relevant information regarding the debt transaction, be submitted to the Indiana Gaming Commission at least ten days prior to a scheduled meeting of the Indiana Gaming Commission;

  •
  a representative of the riverboat licensee or applicant be present at the meeting to answer any questions; and

  •
  a decision regarding the approval of the debt transaction be issued by the Indiana Gaming Commission at the next following meeting. The Indiana Gaming Commission rules also authorize the Executive Director of the Indiana Gaming Commission to waive certain requirements.

        The Indiana Gaming Commission did not approve the issuance of the old notes. However, the Executive Director of the Indiana Gaming Commission waived the requirement that the issuance of the old notes be approved. On April 10, 2002, the Indiana Gaming Commission approved the issuance of the exchange notes.

        Indiana Gaming Commission regulations also require a licensee or applicant (or affiliate) to conduct due diligence to ensure that each person with whom the licensee or applicant (or affiliate) enters into a debt transaction would be suitable for licensure under the Indiana Riverboat Act.

        The Indiana Riverboat Act prohibits contributions to a candidate for a state, legislative, or local office, or to a candidate's committee or to a regular party committee by the holder of a riverboat owner's license or a supplier's license, by an officer of a licensee or by an officer of a person that holds at least a 1 percent interest in the licensee. The Indiana Gaming Commission has promulgated a rule requiring quarterly reporting by the holder of a riverboat owner's license or a supplier's license of officers of the licensee, officers of persons that hold at least a 1 percent interest in the licensee, and of persons who directly or indirectly own a 1 percent interest in the licensee.

        The Indiana Gaming Commission adopted a rule which prohibits a distribution, except to allow payment of taxes, by a riverboat licensee to its partners, stockholders, itself, or any affiliated entity, if the distribution would impair the financial viability of the riverboat gaming operation. The Indiana Gaming Commission has adopted a rule which requires riverboat licensees to maintain, on a quarterly basis, a cash reserve in the amount of the actual payout for three days, and the cash reserve would include cash in the casino cage, cash in a bank account in Indiana, or cash equivalents not committed or obligated.

        The study commission on the impact of legalized wagering in Indiana appointed by the Indiana governor has called for a limit on expansion of legalized wagering in Indiana.

Queensland, Australia Gaming Laws

        Queensland, Australia, like the jurisdictions discussed above, has comprehensive laws and regulations governing the conduct of casino gaming. All persons connected with the ownership and operation of a casino, including us, our subsidiary that manages the Conrad Jupiters Gold Coast and the Conrad International Treasury Casino Brisbane and their principal stockholders, directors and officers, must be found suitable and/or licensed. A casino license once issued remains in force until surrendered or canceled. Queensland law defines the grounds for cancellation and, in that event, an administrator may be appointed to assume control of the casino hotel complex. The Queensland authorities have also conducted an investigation of, and have found suitable, us and our subsidiary BI Gaming Corp., which manages the Conrad Jupiters Gold Coast and the Conrad International Treasury Casino Brisbane.

        Queensland imposes taxes on gaming operations at the rate of 20 percent of gross gaming revenues, except that gaming revenues arising from persons or groups participating in special flight programs or "junkets" are taxed at a 10 percent rate. A casino community benefit levy of 1 percent of gross gaming revenues is also imposed.

Uruguay Gaming Laws

        Uruguay also has laws and regulations governing the establishment and operation of casino gaming. The Internal Auditors Bureau of Uruguay, under the authority of the Executive Power of the Oriental Republic of Uruguay, is responsible for establishing the terms under which casino operations are conducted, including suitability requirements of persons associated with gaming operations, authorized games, specifications for gaming equipment, security, surveillance and compliance. The Executive Power of the Oriental Republic of Uruguay has granted a concession to Baluma S.A., a corporation duly organized and existing under the laws of the Oriental Republic of Uruguay, as owner of the Conrad Punta del Este Resort and Casino to conduct casino operations. Uruguay imposes a casino concession fee on gaming operations conducted by the Punta del Este Resort and Casino at a fixed amount per fiscal year. Changes to these laws and regulations could have an adverse effect on our casino gaming operations in Uruguay.

Ontario, Canada Gaming Laws

        Our Ontario casino gaming operations are subject to the regulatory control of the Alcohol and Gaming Commission of Ontario pursuant to the Gaming Control Act and certain contractual obligations to the Ontario Lottery and Gaming Corporation, a provincial crown corporation owned by the Province of Ontario.

        Our subsidiary, Caesars World, Inc., owns 50 percent of Windsor Casino Limited, which operates Casino Windsor in Windsor, Ontario, Canada, on behalf of the Ontario Lottery and Gaming Corporation, pursuant to an operating agreement with the Ontario Lottery and Gaming Corporation. The operating agreement imposes certain obligations on Windsor Casino Limited relating to the operation of Casino Windsor. Pursuant to a support agreement between the stockholders of Windsor Casino Limited and the Ontario Lottery and Gaming Corporation, the stockholders, including our subsidiary, Caesars World, Inc., have certain obligations relating to the operation of Casino Windsor.

        Windsor Casino Limited is required under the Gaming Control Act to be registered as a casino operator with the Alcohol and Gaming Commission of Ontario and must operate in accordance with the terms and conditions of its registration.

        Pursuant to the Gaming Control Act and the terms of Windsor Casino Limited's registration, the Registrar of Alcohol and Gaming must approve any change in the directors or officers of Windsor Casino Limited. The Gaming Control Act also provides that the Alcohol and Gaming Commission of Ontario may require the submission of disclosures and informational material from any person who has an interest in Windsor Casino Limited. This includes parent companies and their directors and officers.

        The Registrar of Alcohol and Gaming has the power, subject to the Gaming Control Act, to grant, renew, suspend or revoke registrations. The Registrar is entitled to make such inquiries and conduct such investigations as are necessary to determine that applicants for registration meet the requirements of the Gaming Control Act and to require information or material from any person who has an interest in an applicant for registration. The criteria to be considered in connection with registration under the Gaming Control Act include the financial responsibility, integrity and honesty of the applicant and the public interest. The Registrar may, at any time, revoke, suspend or refuse to renew Windsor Casino Limited's registration for any reason that would have disentitled it to registration.

        Changes to these laws and regulations could have an adverse effect on our casino gaming operations in Ontario.

Nova Scotia, Canada Gaming Laws

        Our Nova Scotia casino gaming operations are subject to the regulatory control of the Nova Scotia Alcohol and Gaming Authority ("NSAGA") pursuant to the Nova Scotia Gaming Control Act and certain contractual obligations to the Nova Scotia Gaming Corporation ("NSGC"), a provincial crown corporation owned by the Province of Nova Scotia.

        One of our subsidiaries owns a 95 percent partnership interest in a registered partnership known as Metropolitan Entertainment Group ("Metropolitan") that operates casinos in Halifax and Sydney, Nova Scotia, on behalf of NSGC, pursuant to an Operating Contract with NSGC. The Operating Contract imposes certain obligations on Metropolitan relating to the operation of the Halifax and Sydney casinos.

        Metropolitan is required to maintain registration as a casino operator with the NSAGA.

        Under the Gaming Control Act the NSAGA must be notified within 15 days of any change in the information contained in the application for the license including any change in the officers or directors of a partner of a casino operator or any change in the beneficial ownership of the casino operator.

        The Gaming Control Act also provides that the Director of Registration may require information or material from Metropolitan and may conduct investigations concerning any person who has an interest in the casino. This includes parent companies and their directors and officers.

        NSAGA has the power to suspend or to revoke Metropolitan's registration at any time for any reason that would have disentitled Metropolitan to obtain registration or renewal of registration. Grounds for suspension or revocation include the lack of financial responsibility, integrity and honesty of the casino operator, parent companies of the casino operator and their officers and directors, failure to act in the public interest and failure to disclose information required by the Director of Investigations.

        Changes to these laws and regulations could have an adverse effect on our casino gaming operations in Nova Scotia.

South Africa Gaming Laws

        Our South African operations are subject to the Gauteng Gambling and Betting Act No. 4 of 1995 and the regulations issued thereunder. If an entity has directly or indirectly procured a controlling or financial interest of 1 percent or more in a casino license holder in Gauteng, then the acquiring entity will have to apply for the consent of the Gauteng Gambling Board for the holding of such an interest. The acquiring entity must apply to the Gauteng Gambling Board for consent to hold such an interest within 14 days after the transaction closes and the interest is procured.

        The application for the consent of the Gauteng Gambling Board must be made within a period and in a manner prescribed by the Gauteng Gambling Board. In making such an application, all the relevant provisions of the Gauteng Gambling and Betting Act relating to an application for a casino license apply. These include:

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  the application itself;

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  representations by interested persons;

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  response by the applicant to such representations;

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  further information and oral representations;

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  public inspection of the application and representations;

  •
  obtaining of a police report;

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  the holding of a hearing which is open to members of the public, in which the applicant is afforded an opportunity to be heard, and where witnesses may be called; and

  •
  a decision being given on the application and conditions being applied in the event of the application being granted.

        The Gauteng Gambling Board may recover from the applicant all reasonable expenses incurred by the Gauteng Gambling Board in conducting the necessary investigation in respect of the application. Where consent is not granted, the acquiring entity shall, within the prescribed period and in the manner prescribed or determined by the Gauteng Gambling Board, dispose of the interest in question. In addition, the casino license holder must notify the Gauteng Gambling Board of the acquiring entity's identity and address as soon as practicable after it becomes aware of the procurement of an interest in it. The Gauteng Gambling Board has issued a permanent license subject to certain operating conditions to our casino gaming operations in South Africa.

        Changes to these laws and regulations could have an adverse effect on our casino gaming operations in South Africa.

IRS Regulations

        The Internal Revenue Code and Treasury Regulations require operators of casinos located in the United States to file information returns for U.S. citizens, including names and addresses of winners, for keno and slot machine winnings in excess of prescribed amounts. The Internal Revenue Code and Treasury Regulations also require operators to withhold taxes on some keno, bingo, and slot machine winnings of nonresident aliens. We are unable to predict the extent, to which these requirements, if extended, might impede or otherwise adversely affect operations of, and/or income from, the other games.

        Regulations adopted by the Financial Crimes Enforcement Network of the Treasury Department and the gaming regulatory authorities in some of the domestic jurisdictions in which we operate casinos, or in which we have applied for licensing to operate a casino, require the reporting of currency transactions in excess of $10,000 occurring within a gaming day, including identification of the patron by name and social security number. This reporting obligation began in May 1985 and may have resulted in the loss of gaming revenues to jurisdictions outside the United States which are exempt from the ambit of these regulations.

Other Laws and Regulations

        Each of the casino hotels and riverboat casinos described in this annual report is subject to extensive state and local regulations and, on a periodic basis, must obtain various licenses and permits, including those required to sell alcoholic beverages. We believe that we have obtained all required licenses and permits and our businesses are conducted in substantial compliance with applicable laws.

Headquarters

        Our principal executive offices are located at 3930 Howard Hughes Parkway, Las Vegas, Nevada 89109. Our telephone number is (702) 699-5000.

DESCRIPTION OF OTHER INDEBTEDNESS

        The following is a brief summary of important terms of our material indebtedness:

        Revolving Credit Facilities.    We have revolving bank credit facilities with a syndicate of financial institutions. At December 31, 2001, the total aggregate commitment was $3.3 billion, consisting of a $1.3 billion 364-day revolving facility that matures in August 2002 and a $2.0 billion multi-year revolving facility, which matures December 2003, with a $1.4 billion 2-year extension upon expiration or voluntary termination of the existing multi-year facility. Based on the commitment of $3.3 billion, approximately $1.4 billion was available at December 31, 2001, subject to covenant restrictions.

        Borrowings under the credit facilities bear interest at a floating rate and may be obtained at our option as LIBOR advances for varying periods, or as base rate advances, plus in each case an applicable margin (as further described in the credit facilities), or as competitive bid loans. As of December 31, 2001, LIBOR advances bear an all-in interest of LIBOR plus 128 basis points, and that margin may be adjusted quarterly based on our leverage ratio or debt ratings. Base rate advances will bear interest at the base rate defined as the higher of:

  •
  the federal funds rate plus 0.50%, or

  •
  the reference rate as publicly announced by Bank of America in San Francisco plus a margin equal to the applicable margin for LIBOR loans in effect from time to time minus 1.25%. Competitive bid loans shall bear interest either on an absolute rate bid basis or on the basis of a spread above or below LIBOR. The maximum applicable margin for LIBOR loans is 1.75% under the 364-day revolver and the five-year revolver plus or minus pre-determined discounts based on our leverage ratios.

        We have established a $1.0 billion commercial paper program. To the extent that we incur debt under this program, we must maintain an equivalent amount of credit available under our credit facilities. We have borrowed under the program for varying periods during 2001 and 2000. At December 31, 2001, no amounts were outstanding under the commercial paper program. Interest under the program is at market rates, for varying periods.

        Hilton Debt.    Concurrently with our spin-off from Hilton, we assumed primary liability for $625 million of Hilton's fixed rate debt. The payment terms of this debt assumption mirror the terms of Hilton's existing $300 million 7 3/8% notes due 2002 and its $325 million 7% notes due 2004. We entered into supplemental indentures with the trustee under these notes providing for our assumption of the payment obligations under the existing indentures.

        7 7/8% Senior Subordinated Notes due 2005.    In December 1998, we issued $400 million of 7 7/8% senior subordinated notes due December 2005 in a private placement offering. The notes were subsequently exchanged for registered notes. The 7 7/8% notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing the 7 7/8% notes. The 7 7/8% notes are unsecured senior subordinated obligations and are subordinated to all of our senior debt.

        7.95% Senior Notes due 2003.    In August 1999, we issued $300 million aggregate principal amount of 7.95% senior notes due 2003 in a private placement offering. The notes were subsequently exchanged for registered notes. The 7.95% notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing the 7.95% notes. The 7.95% notes are unsecured senior obligations and rank equally with all of our senior unsecured debt and are senior to all of our subordinated debt.

        8 1/2% Senior Notes due 2006.    In November 1999, we issued $400 million aggregate principal amount of 8 1/2% senior notes due 2006 in a registered note offering. The 8 1/2% notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing the 8 1/2%

notes. The 8 1/2% notes are unsecured senior obligations and rank equally with all of our senior unsecured debt.

        9 3/8% Senior Subordinated Notes due 2007.    In February 2000, we issued $500 million of 9 3/8% senior subordinated notes due December 2007 in a private placement offering. The notes were subsequently exchanged for registered notes. The 9 3/8% notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing the 9 3/8% notes. The 9 3/8% notes are unsecured senior subordinated obligations and are subordinated to all of our senior debt.

        8 7/8% Senior Subordinated Notes due 2008.    In September 2000, we issued $400 million of 8 7/8% senior subordinated notes due 2008 in a registered note offering. The 8 7/8% notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing the 8 7/8% notes. The 8 7/8% notes are unsecured senior subordinated obligations and are subordinated to all of our senior debt.

        8 1/8% Senior Subordinated Notes due 2011.    In May 2001, we issued $350 million of 8 1/8% senior subordinated notes due 2011 in a private placement offering. In August 2001, we completed our exchange offer for identical notes registered under the Securities Act. The notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing the 8 1/8% notes. The notes are unsecured senior subordinated obligations and are subordinated to all of our senior debt.

        7.50% Senior Notes due 2009.    In August 2001, we issued $425 million of 7.50% senior notes due 2009 in a private placement offering. These notes were subsequently exchanged for registered notes. The 7.50% notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing the 7.50% notes. The notes are unsecured obligations, rank equal with our other senior debt and are senior to all of our subordinated debt. Proceeds from this offering were used to reduce borrowings under the credit facilities.

THE EXCHANGE OFFER

General

        As of the date of this prospectus, $375 million in aggregate principal amount of the old notes is outstanding. This prospectus, together with the letter of transmittal, is first being sent to holders on or about May 3, 2002.

Purpose of the Exchange Offer

        We issued the old notes on March 14, 2002 in a transaction exempt from the registration requirements of the Securities Act. Accordingly, the old notes may not be reoffered, resold, or otherwise transferred unless so registered or unless an applicable exemption from the registration and prospectus delivery requirements of the Securities Act is available.

        In connection with the sale of the old notes, we entered into the registration rights agreement, which requires us to:

  •
  file a registration statement with the Commission relating to the exchange offer not later than 30 days after the date of issuance of the old notes;

  •
  use our best efforts to cause the registration statement relating to the exchange offer to become effective under the Securities Act within 90 days after the date of issuance of the old notes; and

  •
  complete the exchange offer within 150 days from the original issuance of the old notes or, if obligated to file a shelf registration statement, to use our best efforts to cause the shelf registration statement to be declared effective by the 150th day after the original issuance of the old notes.

        We have filed a copy of the registration rights agreement as an exhibit to the registration statement of which this prospectus is a part.

        We are making the exchange offer to satisfy our obligations under the registration rights agreement. Other than pursuant to the registration rights agreement, we are not required to file any registration statement to register any outstanding old notes. Holders of old notes who do not tender their old notes or whose old notes are tendered but not accepted in the exchange offer must rely on an exemption from the registration requirements under the securities laws, including the Securities Act, if they wish to sell their old notes.

        We are making the exchange offer in reliance on the position of the staff of the Commission as set forth in interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter and we can provide no assurance that the staff would make a similar determination with respect to the exchange offer as it has in interpretive letters to third parties. Based on these interpretations by the staff, we believe that the exchange notes issued in the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by a holder other than any holder who is a broker-dealer or an "affiliate" of ours within the meaning of Rule 405 of the Securities Act, without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

  •
  the exchange notes are acquired in the ordinary course of the holder's business;

  •
  the holder has no arrangement or understanding with any person to participate in the distribution of the exchange notes; and

  •
  the holder is not engaged in, and does not intend to engage in a distribution of the exchange notes.

        For additional information, see "—Resale of exchange notes." Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For additional information, see "Plan of Distribution."

Terms of the Exchange

        We are offering to exchange, subject to the conditions described in this prospectus and in the letter of transmittal accompanying this prospectus, $1,000 in principal amount of exchange notes for each $1,000 in principal amount of the old notes. The terms of the exchange notes are identical in all material respects to the terms of the old notes, except that the exchange notes will generally be freely transferable by holders of the exchange notes and will not be subject to the terms of the registration rights agreement. The exchange notes will evidence the same indebtedness as the old notes and will be entitled to the benefits of the indenture. For additional information, see "Description of the Exchange Notes."

        The exchange offer is not conditioned upon the tender of any minimum principal amount of old notes.

        We have not requested, and do not intend to request, an interpretation by the staff of the Commission as to whether the exchange notes issued in exchange for the old notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on an interpretation by the staff of the Commission set forth in a series of no-action letters issued to third parties, we believe that exchange notes issued in the exchange offer in exchange for old notes may be offered for sale, resold and otherwise transferred by any holder of exchange notes, other than any holder that is a broker-dealer or is an "affiliate" of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

  •
  the exchange notes are acquired in the ordinary course of the holder's business;

  •
  the holder has no arrangement or understanding with any person to participate in the distribution of the exchange notes; and

  •
  the holder is not engaged in, and does not intend to engage in a distribution of the exchange notes.

        Since the Commission has not considered the exchange offer in the context of a no-action letter, we can provide no assurance that the staff of the Commission would make a similar determination with respect to the exchange offer. Any holder who is an affiliate of ours or who tenders old notes in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on the interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of exchange notes. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For additional information, see "Plan of Distribution."

        The exchange notes will accrue interest from the last interest payment date on which interest was paid on the old notes or, if no interest was paid on the old notes, from the date of issuance of the old notes, which was on March 14, 2002. Holders whose old notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the old notes.

        Tendering holders of the old notes will not be required to pay brokerage commissions or fees or, transfer taxes, except as specified in the instructions in the letter of transmittal, with respect to the exchange of the old notes in the exchange offer.

Expiration Date; Extension; Termination; Amendment

        The exchange offer will expire at 5:00 p.m., New York City time, on June 7, 2002, unless we, in our sole discretion, have extended the period of time for which the exchange offer is open. The time and date, as it may be extended, is referred to herein as the "expiration date." The expiration date will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Exchange Act. We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for exchange of any old notes. We will extend the expiration date by giving oral or written notice of the extension to the exchange agent and by timely public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During the extension, all old notes previously tendered will remain subject to the exchange offer unless properly withdrawn.

        We expressly reserve the right to:

  •
  terminate or amend the exchange offer and not to accept for exchange any old notes not previously accepted for exchange upon the occurrence of any of the events specified below under "—Conditions to the exchange offer" which have not been waived by us; and

  •
  amend the terms of the exchange offer in any manner which, in our good faith judgment, is advantageous to the holders of the old notes, whether before or after any tender of the old notes.

        If any termination or amendment occurs, we will notify the exchange agent and will either issue a press release or give oral or written notice to the holders of the old notes as promptly as practicable.

        For purposes of the exchange offer, a "business day" means any day other than Saturday, Sunday or a date on which banking institutions are required or authorized by New York State law to be closed, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. Unless we terminate the exchange offer prior to 5:00 p.m., New York City time, on the expiration date, we will exchange the exchange notes for the old notes promptly following the expiration date.

Procedures For Tendering Old Notes

        Our acceptance of old notes tendered by a holder will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions described in this prospectus and in the accompanying letter of transmittal. All references in this prospectus to the letter of transmittal are deemed to include a facsimile of the letter of transmittal.

        A holder of old notes may tender the old notes by:

  •
  properly completing and signing the letter of transmittal;

  •
  properly completing any required signature guarantees;

  •
  properly completing any other documents required by the letter of transmittal; and

  •
  delivering all of the above, together with the certificate or certificates representing the old notes being tendered, to the exchange agent at its address set forth below on or prior to the expiration date; or

  •
  complying with the procedure for book-entry transfer described below; or

  •
  complying with the guaranteed delivery procedures described below.

        The method of delivery of old notes, letters of transmittal and all other required documents is at the election and risk of the holders. If the delivery is by mail, it is recommended that registered mail properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to ensure timely delivery. Holders should not send old notes or letters of transmittal to us.

        The signature on the letter of transmittal need not be guaranteed if:

  •
  tendered old notes are registered in the name of the signer of the letter of transmittal; and

  •
  the exchange notes to be issued in exchange for the old notes are to be issued in the name of the holder; and

  •
  any untendered old notes are to be reissued in the name of the holder.

In any other case, the tendered old notes must be:

  •
  endorsed or accompanied by written instruments of transfer in form satisfactory to us;

  •
  duly executed by the holder; and

  •
  the signature on the endorsement or instrument of transfer must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution, each an "eligible institution" that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act.

If the exchange notes and/or old notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the old notes, the signature in the letter of transmittal must be guaranteed by an eligible institution.

        The exchange agent will make a request within two business days after the date of receipt of this prospectus to establish accounts with respect to the old notes at The Depository Trust Company, the "book-entry transfer facility," for the purpose of facilitating the exchange offer. We refer to the Depository Trust Company in this prospectus as "DTC." Subject to establishing the accounts, any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of old notes by causing the book-entry transfer facility to transfer the old notes into the exchange agent's account with respect to the old notes in accordance with the book-entry transfer facility's procedures for the transfer. Although delivery of old notes may be effected through book-entry transfer into the exchange agent's account at the book-entry transfer facility, an appropriate letter of transmittal with any required signature guarantee and all other required documents, or an agent's message, must in each case be properly transmitted to and received or confirmed by the exchange agent at its address set forth below prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

        The exchange agent and DTC have confirmed that the exchange offer is eligible for the DTC Automated Tender Offer Program. We refer to the Automated Tender Offer Program in this prospectus as "ATOP." Accordingly, DTC participants may, in lieu of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer by causing DTC to transfer old notes to the exchange agent in accordance with DTCs ATOP procedures for transfer. DTC will then send an agent's message.

        The term "agent's message" means a message which:

  •
  is transmitted by DTC;

  •
  received by the exchange agent and forming part of the book-entry transfer;

  •
  states that DTC has received an express acknowledgment from a participant in DTC that is tendering old notes which are the subject of the book-entry transfer;

  •
  states that the participant has received and agrees to be bound by all of the terms of the letter of transmittal; and

  •
  states that we may enforce the agreement against the participant.

        If a holder desires to accept the exchange offer and time will not permit a letter of transmittal or old notes to reach the exchange agent before the expiration date or the procedure for book-entry transfer cannot be completed on a timely basis, the holder may effect a tender if the exchange agent has received at its address set forth below on or prior to the expiration date, a letter, telegram or facsimile transmission, and an original delivered by guaranteed overnight courier, from an eligible institution setting forth:

  •
  the name and address of the tendering holder;

  •
  the names in which the old notes are registered and, if possible, the certificate numbers of the old notes to be tendered; and

  •
  a statement that the tender is being made thereby and guaranteeing that within three business days after the expiration date, the old notes in proper form for transfer, or a confirmation of book-entry transfer of such old notes into the exchange agent's account at the book-entry transfer facility and an agent's message, will be delivered by the eligible institution together with a properly completed and duly executed letter of transmittal and any other required documents.

        Unless old notes being tendered by the above-described method are deposited with the exchange agent, a tender will be deemed to have been received as of the date when:

  •
  the tendering holder's properly completed and duly signed letter of transmittal, or a properly transmitted agent's message, accompanied by the old notes or a confirmation of book-entry transfer of the old notes into the exchange agent's account at the book-entry transfer facility is received by the exchange agent; or

  •
  a notice of guaranteed delivery or letter, telegram or facsimile transmission to similar effect from an eligible institution is received by the exchange agent.

        Issuances of exchange notes in exchange for old notes tendered pursuant to a notice of guaranteed delivery or letter, telegram or facsimile transmission to similar effect by an eligible institution will be made only against deposit of the letter of transmittal and any other required documents and the tendered old notes or a confirmation of book-entry and an agent's message.

        All questions as to the validity, form, eligibility, including time of receipt, and acceptance of old notes tendered for exchange will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tenders of any old notes not properly tendered or not to accept any old notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any old notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer. The interpretation of the terms and conditions of the exchange offer including the letter of transmittal and the instructions contained in the letter of transmittal, by us will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent nor any other person has any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor will any of us incur any liability for failure to give such notification.

        If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, the old notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders appear on the old notes.

        If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, such persons must submit proper evidence satisfactory to us of their authority to so act.

        By tendering, each holder represents to us that, among other things:

  •
  the exchange notes acquired pursuant to the exchange offer are being acquired in the ordinary course of business of the holder;

  •
  the holder is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the exchange notes; and

  •
  the holder is not an "affiliate," as defined under Rule 405 of the Securities Act, of ours.

        Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For additional information, see "Plan of Distribution."

Terms and Conditions of the Letter of Transmittal

        The letter of transmittal contains, among other things, the following terms and conditions, which are part of the exchange offer.

        The party tendering old notes for exchange exchanges, assigns and transfers the old notes to us and irrevocably constitutes and appoints the exchange agent as his agent and attorney-in-fact to cause the old notes to be assigned, transferred and exchanged. We refer to the party tendering notes herein as the "transferor." The transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the old notes and to acquire exchange notes issuable upon the exchange of the tendered old notes, and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered old notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the exchange agent or us to be necessary or desirable to complete the exchange, assignment and transfer of tendered old notes or transfer ownership of such old notes on the account books maintained by a book-entry transfer facility. The transferor further agrees that acceptance of any tendered old notes by us and the issuance of exchange notes in exchange for old notes will constitute performance in full by us of various of our obligations under the registration rights agreement. All authority conferred by the transferor will survive the death or incapacity of the transferor and every obligation of the transferor will be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of the transferor.

        The transferor certifies that it is not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act and that it is acquiring the exchange notes offered hereby in the ordinary course of the transferor's business and that the transferor has no arrangement with any person to participate in the distribution of the exchange notes.

        Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of exchange notes. Each transferor which is a broker-dealer receiving exchange notes for its own account must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Withdrawal Rights

        Tenders of old notes may be withdrawn at any time prior to the expiration date.

        For a withdrawal to be effective, a written notice of withdrawal sent by telegram, facsimile transmission, with receipt confirmed by telephone, or letter must be received by the exchange agent at the address set forth in this prospectus prior to the expiration date. Any notice of withdrawal must:

  •
  specify the name of the person having tendered the old notes to be withdrawn;

  •
  identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes;

  •
  specify the principal amount of old notes to be withdrawn;

  •
  include a statement that the holder is withdrawing his election to have the old notes exchanged;

  •
  be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered or as otherwise described above, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee under the indenture register the transfer of the old notes into the name of the person withdrawing the tender; and

  •
  specify the name in which any such old notes are to be registered, if different from that of the person who tendered the old notes.

        The exchange agent will return the properly withdrawn old notes promptly following receipt of the notice of withdrawal. If old notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes or otherwise comply with the book-entry transfer facility procedure. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us and our determination will be final and binding on all parties.

        Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, the old notes will be credited to an account with the book-entry transfer facility specified by the holder. In either case, the old notes will be returned as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under "Procedures for Tendering Old Notes" above at any time prior to the expiration date.

Acceptance of Old Notes for Exchange; Delivery of Exchange Notes

        Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, on the expiration date, all old notes properly tendered and will issue the exchange notes promptly after such acceptance. See "—Conditions to the Exchange Offer" below for more detailed information. For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange when, and if, we have given oral or written notice of our acceptance to the exchange agent.

        For each old note accepted for exchange, the holder of the old note will receive an exchange note having a principal amount equal to that of the surrendered old note.

        In all cases, issuance of exchange notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after:

  •
  timely receipt by the exchange agent of certificates for the old notes or a timely book-entry confirmation of the old notes into the exchange agent's account at the book-entry transfer facility;

  •
  a properly completed and duly executed letter of transmittal, or a properly transmitted agent's message; and

  •
  timely receipt by the exchange agent of all other required documents.

        If any tendered old notes are not accepted for any reason described in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or nonexchanged old notes will be returned without expense to the tendering holder of the old notes. In the case of old notes tendered by book-entry transfer into the exchange agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, the non-exchanged old notes will be credited to an account maintained with the book-entry transfer facility. In either case, the old notes will be returned as promptly as practicable after the expiration of the exchange offer.

Conditions to the Exchange Offer

        Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer, by oral or written notice to the exchange agent or by a timely press release, if at any time before the acceptance of the old notes for exchange or the exchange of the exchange notes for such old notes, any of the following conditions exist:

  •
  any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment would reasonably be expected to impair our ability to proceed with the exchange offer; or

  •
  the exchange offer, or the making of any exchange by a holder, violates applicable law or any applicable interpretation of the staff of the Commission.

        Regardless of whether any of the conditions has occurred, we may amend the exchange offer in any manner which, in our good faith judgment, is advantageous to holders of the old notes.

        The conditions described above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to the condition or we may waive any condition in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the rights described above will not be deemed a waiver of the right and each right will be deemed an ongoing right which we may assert at any time and from time to time.

        If we waive or amend the conditions above, we will, if required by law, extend the exchange offer for a minimum of five business days from the date that we first give notice, by public announcement or otherwise, of the waiver or amendment, if the exchange offer would otherwise expire within the five business-day period. Any determination by us concerning the events described above will be final and binding upon all parties.

        The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered.

Exchange Agent

        Wells Fargo Bank Minnesota, N.A., has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below:

By Registered or
Certified Mail:
Wells Fargo Bank Minnesota, N.A.
Corporate Trust Operations
MAC N9303-121
P.O. Box 1517
Minneapolis, MN 55480-1517

By Facsimile:
(612) 667-4927

Confirm by
Telephone:
(800) 344-5128
Bondholder Communications

By Hand or Overnight
Courier:
Wells Fargo Bank Minnesota, N.A.
Corporate Trust Operations
Sixth & Marquette
MAC N9303-121
Minneapolis, MN 55479

        You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent at the address and telephone number set forth in the letter of transmittal.

        Delivery to an address other than as set forth on the letter of transmittal, or transmissions of instructions via a facsimile number other than the one set forth on the letter of transmittal, will not constitute a valid delivery.

Solicitation of Tenders; Fees and Expenses

        We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this and other related documents to the beneficial owners of the old notes and in handling or forwarding tenders for their customers.

        We will pay the estimated cash expenses to be incurred in connection with the exchange offer. We estimate the expenses to be approximately $250,000, which includes fees and expenses of the exchange agent, trustee, registration fees, accounting, legal, printing and related fees and expenses.

        No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made,

such information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made pursuant to this prospectus, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which information is given in this prospectus. The exchange offer is not being made to, nor will tenders be accepted from or on behalf of, holders of old notes in any jurisdiction in which the making of the exchange offer or the acceptance of the exchange offer would not be in compliance with the laws of the jurisdiction. However, we may, at our discretion, take such action as we may deem necessary to make the exchange offer in the jurisdiction and extend the exchange offer to holders of old notes in the jurisdiction. In any jurisdiction in which the securities laws or blue sky laws of which require the exchange offer to be made by a licensed broker or dealer, the exchange offer is being made on our behalf by one or more registered brokers or dealers which are licensed under the laws of the jurisdiction.

Transfer Taxes

        We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. However, the transfer taxes will be payable by the tendering holder if:

  •
  certificates representing exchange notes or old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the old notes tendered; or

  •
  tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

  •
  a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer.

        We will bill the amount of the transfer taxes directly to the tendering holder if satisfactory evidence of payment of the taxes or exemption therefrom is not submitted with the letter of transmittal.

Accounting Treatment

        For accounting purposes, we will not recognize gain or loss upon the exchange of the exchange notes for old notes. We will amortize expenses incurred in connection with the issuance of the exchange notes over the term of the exchange notes.

Consequences of Failure to Exchange

        Holders of old notes who do not exchange their old notes for exchange notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the old notes as described in the legend on the old notes. Old notes not exchanged pursuant to the exchange offer will continue to remain outstanding in accordance with their terms. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the old notes under the Securities Act.

        Participation in the exchange offer is voluntary, and holders of old notes should carefully consider whether to participate. Holders of old notes are urged to consult their financial and tax advisors in making their own decision on what action to take.

        As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of, this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement. Holders of old notes who do not tender their old notes in the exchange offer will continue to hold the old notes and will be entitled to all the rights and limitations applicable to the old notes under the indenture, except for any rights under the registration rights agreement that by their terms terminate or cease to have further effectiveness as a result of the making of this exchange offer. All untendered old notes will continue to be subject to the restrictions on transfer described in the indenture. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered old notes could be adversely affected.

        We may in the future seek to acquire, subject to the terms of the indenture, untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plan to acquire any old notes which are not tendered in the exchange offer.

Resale of Exchange Notes

        We are making the exchange offer in reliance on the position of the staff of the Commission as set forth in interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter and we can provide no assurance that the staff would make a similar determination with respect to the exchange offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff, we believe that the exchange notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by a holder, other than any holder who is a broker-dealer or an "affiliate" of ours within the meaning of Rule 405 of the Securities Act, without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

  •
  the exchange notes are acquired in the ordinary course of the holder's business; and

  •
  the holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution of the exchange notes.

        However, any holder who is:

  •
  an "affiliate" of ours;

  •
  who has an arrangement or understanding with respect to the distribution of the exchange notes to be acquired pursuant to the exchange offer; or

  •
  any broker-dealer who purchased old notes from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act,

could not rely on the applicable interpretations of the staff and must comply with the registration and prospectus delivery requirements of the Securities Act. A broker-dealer who holds old notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes. Each such broker-dealer that receives exchange notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge, as provided in the letter of transmittal, that it will deliver a prospectus in connection with any resale of such exchange notes. For more detailed information, see "Plan of Distribution."

        In addition, to comply with the securities laws of various jurisdictions, if applicable, the exchange notes may not be offered or sold unless they have been registered or qualified for sale in the jurisdiction or an exemption from registration or qualification is available and is complied with. We have agreed, pursuant to the registration rights agreement and subject to specified limitations therein, to register or qualify the exchange notes for offer or sale under the securities or blue sky laws of the jurisdictions as any holder of the exchange notes reasonably requests. The registration or qualification may require the imposition of restrictions or conditions, including suitability requirements for offerees or purchasers, in connection with the offer or sale of any exchange notes.

Shelf Registration Statement

        If:

  •
  any changes in law or the applicable interpretations of the staff of the Commission do not permit us to effect the exchange offer; or

  •
  for any reason the exchange offer is not consummated within 150 days following the date of original issuance of the old notes; or

  •
  any holder of the old notes, other than the initial purchasers, is not eligible to participate in the exchange offer; or

  •
  upon the request of any initial purchaser under specified circumstances,

we will, at our cost:

  •
  as promptly as practicable, file the shelf registration statement covering resales of the old notes,

  •
  use our best efforts to cause the shelf registration statement to be declared effective under the Securities Act by the 90th day after the original issuance of the old notes; and

  •
  use our best efforts to keep the shelf registration statement effective until two years after its effective date or until one year after the effective date if the shelf registration statement is filed at the request of any initial purchaser.

        We will, in the event of the filing of a shelf registration statement, provide to each holder of the old notes copies of the prospectus which is a part of the shelf registration statement, notify each holder when the shelf registration statement for the old notes has become effective and take other actions as are required to permit unrestricted resales of the old notes. A holder of old notes that sells the old notes pursuant to the shelf registration statement generally:

  •
  will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers;

  •
  will be subject to some of the civil liability provisions under the Securities Act in connection with the sales; and

  •
  will be bound by the provisions of the registration rights agreement which are applicable to the holder, including specified indemnification obligations.

In addition, each holder of the old notes will be required to deliver information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods specified in the registration rights agreement in order to have their old notes included in the shelf registration statement and to benefit from the provisions regarding liquidated damages described below.

Liquidated Damages

        If:

  •
  the exchange offer registration statement is not filed with the Commission on or prior to the 30th calendar day following the date of original issue of the old notes;

  •
  the exchange offer registration statement is not declared effective on or prior to the 120th calendar day following the date of original issue of the old notes; or

  •
  the exchange offer is not consummated or a shelf registration statement is not declared effective, in either case, on or prior to the 150th calendar day following the date of original issue of the old notes, the interest rate borne by the old notes will increase by .25% per year upon the occurrence of any of the events described in (a) through (c) above, each of which will constitute a registration default. The interest rate will increase by .25% each 90-day period that a registration default continues, provided that the maximum aggregate increase in the interest rate will in no event exceed one percent (1%) per year. Following the cure of all registration defaults the accrual of this additional interest will cease and the interest rate will revert to the original rate.

DESCRIPTION OF THE EXCHANGE NOTES

        You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the words "Park Place" refer only to Park Place Entertainment Corporation and not to any of its subsidiaries.

        Park Place will issue the exchange notes under an indenture between itself and Wells Fargo Bank Minnesota, N.A., as trustee. The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

        The following description is a summary of the material provisions of the indenture. It does not restate this agreement in its entirety. We urge you to read the indenture because the indenture, and not this description, defines your rights as holders of the exchange notes. A copy of the indenture is filed as an exhibit to the registration statement of which this prospectus is a part.

Ranking

        The exchange notes:

  •
  are unsecured general obligations of Park Place;

  •
  are subordinated in right of payment to all existing and future Senior Debt of Park Place; and

  •
  are equal in right of payment with all existing and future subordinated Debt of Park Place.

        The exchange notes will effectively rank junior to Senior Debt of Park Place and to all liabilities of Park Place's subsidiaries, including trade payables.

        Park Place's subsidiaries had approximately $4 million of indebtedness outstanding at December 31, 2001. The indenture will permit Park Place and its subsidiaries to incur additional Debt, including the incurrence of additional Senior Debt by Park Place.

Principal, Maturity and Interest

        Park Place will issue exchange notes in an aggregate principal amount of $375 million. Park Place will issue the exchange notes in denominations of $1,000 and integral multiples of $1,000. The exchange notes will mature on March 15, 2010.

        The principal amount of notes that may be issued under the indenture is unlimited. Park Place may, without the consent of the holders of the notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes. Any additional notes having such similar terms, together with the notes, would, at our option, constitute a single series of notes under the indenture.

        Interest on the exchange notes will accrue at the rate of 7 7/8% per annum. Interest will be payable semi-annually in arrears on March 15 and September 15, commencing on September 15, 2002. Park Place will make each interest payment to the holders of record of the exchange notes on the immediately preceding March 1 and September 1.

        Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the old notes, or, if no interest was paid on the old notes, from the date of issuance of the old notes, which was March 14, 2002. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

        Upon not less than 30 nor more than 60 days' notice, Park Place may redeem the exchange notes in whole but not in part at any time at a redemption price equal to 100% of the principal amount thereof plus the Make-Whole Premium, together with accrued and unpaid interest thereon, if any, to the applicable redemption date.

Selection and Notice

        Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of exchange notes to be redeemed at its registered address.

        Exchange notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on exchange notes called for redemption.

Mandatory Redemption

        Park Place will not be required to make any mandatory sinking fund payments in respect of the exchange notes.

Mandatory Disposition Pursuant to Gaming Laws

        Each holder, by accepting an exchange note, shall be deemed to have agreed that if the gaming authority of any jurisdiction in which Park Place or any of its subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or the beneficial owner of exchange notes be licensed, qualified or found suitable under applicable gaming laws, such holder or beneficial owner, as the case may be, shall apply for a license, qualification or a finding of suitability within the required time period. If such person fails to apply or become licensed or qualified or is found unsuitable, Park Place shall have the right, at its option:

  (a)
  to require such person to dispose of its exchange notes or beneficial interest therein within 30 days of receipt of notice of Park Place's election or such earlier date as may be requested or prescribed by such gaming authority, or

  (b)
  to redeem such exchange notes at a redemption price equal to the lesser of (1) such person's cost or (2) 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the earlier of the redemption date or the date of the finding of unsuitability, which redemption may be less than 30 days following the notice of redemption if so requested or prescribed by the applicable gaming authority.

        Park Place shall notify the Trustee in writing of any such redemption as soon as practicable. Park Place shall not be responsible for any costs or expenses any such holder may incur in connection with its application for a license, qualification or a finding of suitability.

Subordination

        The payment of principal, premium and interest, if any, on the exchange notes will be subordinated to the prior payment in full of all Senior Debt of Park Place.

        The holders of Senior Debt will be entitled to receive payment in full of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy, insolvency or similar proceeding at the rate specified in the applicable Senior Debt, whether or not such interest is an allowed claim in any such proceeding) before the holders of the exchange notes will be entitled to receive any payment with respect to the exchange notes (except that holders of the exchange notes may receive payments made from the trust described under "—Legal Defeasance and Covenant Defeasance"), in the event of any distribution to creditors of Park Place:

  (1)
  in a liquidation or dissolution of Park Place;

  (2)
  in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Park Place or its property;

  (3)
  in an assignment for the benefit of creditors; or

  (4)
  in any marshalling of Park Place's assets and liabilities.

        Park Place also may not make any payment in respect of the exchange notes, except from the trust described under "—Legal Defeasance and Covenant Defeasance," if:

  (1)
  a payment default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

  (2)
  any other default occurs and is continuing on Designated Senior Debt that permits holders of the Designated Senior Debt to accelerate its maturity and the trustee receives a notice of such default (a "Payment Blockage Notice") from Park Place or the holders of any Designated Senior Debt.

        Payments on the exchange notes may and shall be resumed:

  (1)
  in the case of a payment default, upon the date on which such default is cured or waived; and

  (2)
  in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated.

        No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice.

        No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 180 days.

        Park Place must promptly notify holders of Senior Debt if payment of the exchange notes is accelerated because of an Event of Default.

        As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of Park Place, holders of the exchange notes may recover less ratably than creditors of Park Place who are holders of Senior Debt. See "Risk Factors—The right to receive payments on the notes will be junior to a substantial portion of our existing, and possibly all of our future, borrowings."

        If Park Place fails to make any payment on the exchange notes when due or within any applicable grace period, whether or not on account of the subordination provisions referred to above, such failure would constitute an Event of Default under the indenture and would enable the holders of the exchange notes to accelerate the maturity thereof. See "—Events of Default and Remedies."

Additional Covenants of Park Place

Limitation on Liens

        Other than as provided below under "—Exempted Liens and Sale and Lease-Back Transactions," neither Park Place nor any Restricted Subsidiary will create, assume or suffer to exist any Lien:

  •
  upon any Principal Property;

  •
  upon any shares of capital stock of any Restricted Subsidiary owned by Park Place or any Restricted Subsidiary; or

  •
  securing Debt of any Restricted Subsidiary,

without equally and ratably securing the exchange notes with (or prior to) the Debt secured by such Lien, for so long as such Debt shall be so secured,

provided, however, that this limitation will not apply to:

  (a)
  Liens existing on the date of issuance of the old notes;

  (b)
  Liens existing:

  •
  on property at the time of acquisition through a merger, a consolidation or otherwise by Park Place or a Restricted Subsidiary; or

  •
  on property or securing Debt of, or Capital Stock of, any corporation, partnership or other entity at the time such corporation, partnership or other entity becomes a Restricted Subsidiary;

  (c)
  Liens to secure Debt with respect to all or any part of the acquisition cost or the cost of construction or improvement of property, provided, such Debt is incurred and related Liens are created within 24 months of the acquisition, completion of construction or improvement or commencement of full operation, whichever is later, and such Debt does not exceed the aggregate amount of the acquisition cost and/or the construction cost thereof;

  (d)
  Liens on shares of capital stock or property of a Restricted Subsidiary to secure Debt with respect to all or part of the acquisition cost of such Restricted Subsidiary, provided that such Debt is incurred and related Liens are created within 24 months of the acquisition of such Restricted Subsidiary and such Debt does not exceed the acquisition cost of such Restricted Subsidiary;

  (e)
  Liens to secure Debt incurred to construct additions to, or to make Capital Improvements to, properties of Park Place or any Restricted Subsidiary, provided such Debt is incurred and related Liens are created within 24 months of completion of construction or Capital Improvements and such indebtedness does not exceed the cost of such construction or Capital Improvements;

  (f)
  Liens in favor of Park Place or another Restricted Subsidiary;

  (g)
  Liens to secure Debt on which interest payments are exempt from Federal income tax under Section 103 of the Internal Revenue Code of 1986, as amended;

  (h)
  Liens on the equity interest of Park Place or any Restricted Subsidiary in any Joint Venture or any Restricted Subsidiary which owns an equity interest in such Joint Venture to secure Debt, provided the amount of such Debt is contributed and/or advanced solely to such Joint Venture;

  (i)
  Liens securing Senior Debt and Liens on assets of a Subsidiary securing Debt of that Subsidiary;

  (j)
  any extension, renewal or replacement, in whole or in part, of any Liens referred to in the foregoing clauses (a) through (i) or of any Debt secured thereby, including premium, if any, provided that the aggregate principal amount secured does not exceed:

  •
  the greater of (1) the principal amount secured thereby at the time of such extension, renewal or replacement, or, as the case may be, repayment or extinguishment and (2) 80% of the fair market value (in the opinion of Park Place's board of directors) of the properties subject to such extension, renewal or replacement plus

  •
  any reasonable fees and expenses associated with such extension, renewal or replacement,

    and provided, further, that in the case of a replacement thereof, such Debt is incurred and related Liens are created within 24 months of the repayment or extinguishment of the Debt or Liens referred to in the foregoing clauses (a) through (i);

  (k)
  purchase money Liens on personal property;

  (l)
  Liens to secure payment of workers' compensation or insurance premiums, or relating to tenders, bids or contracts (except contracts for the payment of money);

  (m)
  Liens in connection with tax assessments or other governmental charges, or as security required by law or governmental regulation as a condition to the transaction of any business or the exercise of any privilege or right;

  (n)
  mechanic's, materialman's, carrier's or other like Liens, arising in the ordinary course of business; and

  (o)
  Liens in favor of any domestic or foreign government or governmental body in connection with contractual or statutory obligations.

Limitation on Sale and Lease-Back Transactions

        Other than as provided below under "—Exempted Liens and Sale and Lease-Back Transactions," neither Park Place nor any Restricted Subsidiary will enter into any arrangement with any lessor (other than Park Place or a Restricted Subsidiary), providing for the lease to Park Place or a Restricted Subsidiary for a period of more than three years (including renewals at the option of the lessee) of any Principal Property that has been or is to be sold or transferred by Park Place or any Restricted Subsidiary to such lessor or to any other Person, and for which funds have been or are to be advanced by such lessor or other Person on the security of the leased property ("Sale and Lease-Back Transaction"), unless either:

  (a)
  Park Place or such Restricted Subsidiary would be entitled, pursuant to the provisions described in clauses (a) through (o) under "—Limitation on Liens" above, to create, assume or suffer to exist a Lien on the property to be leased without equally and ratably securing the exchange notes, or

  (b)
  an amount equal to:

  •
  the greater of the net cash proceeds of such sale or the fair market value of such property (in the opinion of Park Place's board of directors) less

  •
  the fair market value (in the opinion of Park Place's board of directors) of any noncash proceeds of the sale of such property (provided such noncash proceeds constitute "Principal Property," acquired on the date the property sold in the Sale and Lease-Back Transaction was acquired by Park Place or any of its Restricted Subsidiaries),

is applied within 180 days to the retirement or other discharge of the exchange notes or Debt ranking on a parity with the exchange notes.

Exempted Liens and Sale and Lease-Back Transactions

        Notwithstanding the restrictions set forth in "—Limitation on Liens" and "—Limitation on Sale and Lease-Back Transactions" above, Park Place or any Restricted Subsidiary may create, assume or suffer to exist Liens or enter into Sale and Lease-Back Transactions not otherwise permitted as described above, provided that at the time of such event, and after giving effect thereto, the sum of outstanding Debt secured by such Liens (not including Liens permitted under "—Limitation on Liens" above) plus all Attributable Debt in respect of such Sale and Lease-Back Transactions entered into (not including Sale and Lease-Back Transactions permitted under "—Limitation on Sale and Lease-Back

Transactions" above), measured, in each case, at the time any such Lien is incurred or any such Sale and Lease-Back Transaction is entered into, by Park Place and its Restricted Subsidiaries does not exceed 15% of Consolidated Net Tangible Assets.

Merger, Consolidation, or Sale of Assets

        Park Place may not: (a) consolidate or merge with or into another Person; or (b) sell, assign, transfer or convey its properties and assets substantially in their entirety (computed on a consolidated basis) to any Person, unless:

  (1)
  either: (A) Park Place is the surviving entity; or (B) the Person formed by or surviving any such consolidation or merger (if other than Park Place) or to which such sale, assignment, transfer or conveyance shall have been made is an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia;

  (2)
  the Person formed by or surviving any such consolidation or merger (if other than Park Place) or the Person to which such sale, assignment, transfer or conveyance shall have been made assumes all the obligations of Park Place under the exchange notes and the indenture; and

  (3)
  immediately after such transaction no Default or Event of Default exists.

        This "Merger, Consolidation, or Sale of Assets" covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of properties or assets solely between or among Park Place and any of its wholly owned Subsidiaries.

Gaming Approvals

        Restrictions on the transfer of the equity securities of Park Place's licensed Nevada subsidiaries, and agreements not to encumber such equity securities, in each case in respect of the old notes, require the prior approval of the Nevada Gaming Commission in order to become effective. This approval, for which an application has been filed, is required only in respect of such restrictions and agreements contained in indentures for notes that have not been registered under the Securities Act. Similar approvals are required by, and have been received from, the Mississippi Gaming Commission with respect to these restrictions. For more information, see "Regulation and Licensing—Nevada Gaming Laws," "—Mississippi Gaming Laws."

Events of Default and Remedies

        Each of the following is an Event of Default:

  (a)
  default in the payment of any interest upon the notes when it becomes due and payable, and continuance of such default for a period of 30 days;

  (b)
  default in the payment of principal of or premium, if any, on the notes when due;

  (c)
  default in the performance, or breach, of any covenant or warranty of Park Place in the indenture which default continues uncured for a period of 60 days after written notice to Park Place by the trustee or to Park Place and the trustee by the holders of at least 25% in principal amount of the outstanding notes;

  (d)
  the acceleration of the maturity of indebtedness of Park Place (other than Non-recourse Indebtedness), at any one time, in an aggregate amount in excess of the greater of:

  •
  $25 million and

  •
  5% of Consolidated Net Tangible Assets,

    if such acceleration is not annulled within 30 days after written notice to Park Place by the trustee and the holders of at least 25% in principal amount of the outstanding notes;

  (e)
  certain events of bankruptcy, insolvency or reorganization in respect of Park Place or any of its Significant Subsidiaries.

        In the case of an Event of Default arising from certain events of bankruptcy or insolvency of Park Place, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

        Holders of the exchange notes may not enforce the indenture or the exchange notes except as provided in the indenture. Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

        The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.

        Park Place is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Park Place is required to deliver to the trustee a statement specifying such Default or Event of Default.

Amendment, Supplement and Waiver

        Park Place and the trustee may amend any provisions of the indenture or the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding. The holders of a majority in principal amount of the notes may waive compliance by Park Place with any such provision; provided, however that without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

  (1)
  reduce the principal amount of the notes whose holders must consent to an amendment, supplement or waiver;

  (2)
  reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes in a manner adverse to the holders;

  (3)
  reduce the rate of or extend the time for payment of interest on any note;

  (4)
  make any note payable in money other than that stated in the notes;

  (5)
  make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of or premium, if any, or interest on the notes; or

  (6)
  make any change in the preceding amendment and waiver provisions.

        Notwithstanding the preceding, without the consent of any holder of notes, Park Place and the trustee may amend or supplement the indenture or the notes:

  (1)
  to cure any ambiguity, defect or inconsistency;

  (2)
  to provide for uncertificated notes in addition to or in place of certificated notes;

  (3)
  to provide for the assumption of Park Place's obligations to holders of notes in the case of a merger or consolidation or sale of assets in accordance with the covenant "Merger, Consolidation, or Sale of Assets;"

  (4)
  to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

  (5)
  to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act; or

  (6)
  to provide for a successor trustee.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No past, present or future director, officer, employee, incorporator or stockholder of Park Place, as such, shall have any liability for any obligations of Park Place or any successor entity or any of Park Place's Affiliates under the exchange notes or the indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of exchange notes by accepting an exchange note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the exchange notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Reports

        Whether or not required by the Commission, so long as any notes are outstanding, Park Place will file with the applicable trustee such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 or Section 15(d) of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations.

Legal Defeasance and Covenant Defeasance

        Park Place may elect to have all of its obligations discharged with respect to the outstanding notes ("Legal Defeasance") except for:

  (1)
  the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due from the trust referred to below;

  (2)
  Park Place's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

  (3)
  the rights, powers, trusts, duties and immunities of the trustee, and Park Place's obligations in connection therewith; and

  (4)
  the Legal Defeasance provisions of the indenture.

        In addition, Park Place may, at its option, elect to have the obligations of Park Place released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

  (1)
  Park Place must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants or a nationally recognized investment banking firm, to pay the principal of, premium, if any, and interest on such outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and Park Place must specify whether such notes are being defeased to maturity or to a particular redemption date;

  (2)
  in the case of Legal Defeasance, Park Place shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to such trustee confirming that (A) Park Place has received from, or there has been published by the Internal Revenue Service, a ruling or (B) since the date of the applicable indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the applicable outstanding notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Legal Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

  (3)
  in the case of Covenant Defeasance, Park Place shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to such trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Covenant Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  (4)
  no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and with respect to Legal Defeasance only, insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

  (5)
  such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the applicable indenture) to which Park Place or any of its Restricted Subsidiaries is a party or by which Park Place or any of its Restricted Subsidiaries is bound; and

  (6)
  Park Place must deliver to the trustee an Officers' Certificate stating that the deposit was not made by Park Place with the intent of preferring the holders of such notes over the other creditors of Park Place with the intent of defeating, hindering, delaying or defrauding creditors of Park Place or others.

Book-Entry; Delivery and Form

        The exchange notes will be issued in the form of one or more global notes. The global notes will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of DTC or its nominee, who will be the global notes holder. Except as set forth below, the global notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Investors may hold their beneficial interests in the global notes directly through DTC if they are participating organizations or "participants" in such system or indirectly through organizations that are participants in such system.

Depository Procedures

        DTC has advised Park Place that DTC is a limited-purpose trust company that was created to hold securities for its participants and to facilitate the clearance and settlement of transactions in such securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies, which we refer to as "indirect participants," that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants.

        Park Place expects that pursuant to procedures established by DTC:

  •
  upon deposit of the global notes, DTC will credit the accounts of participants designated by the exchange agent with portions of the principal amount of the global notes; and

  •
  ownership of the exchange notes evidenced by the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of the participants), the participants and the indirect participants.

        So long as the global notes holder is the registered owner of any exchange notes, the global notes holder will be considered the sole holder under the indenture of any exchange notes evidenced by the global notes. Beneficial owners of exchange notes evidenced by the global notes will not be considered the owners or holders thereof under the indentures for any purpose, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder. Neither Park Place nor the applicable trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the exchange notes.

        Payments in respect of the principal of, premium, if any, interest and Additional Interest (as defined herein), if any, on any exchange notes registered in the name of the global notes holder on the applicable record date will be payable by the applicable trustee to or at the direction of the global notes holder in its capacity as the registered holder under the indenture. Under the terms of the indenture, Park Place and the applicable trustee may treat the persons in whose names exchange notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither Park Place nor the applicable trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of exchange notes. Park Place believes, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of exchange notes will be governed by standing instructions and customary practice and will be the responsibility of the participants or the indirect participants.

Certificated Securities

        Subject to certain conditions, any person having a beneficial interest in a global note may, upon request to the trustee, exchange such beneficial interest for exchange notes in the form of certificated securities. Upon any such issuance, the trustee is required to register such certificated securities in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if:

  (a)
  Park Place notifies the trustee in writing that DTC is no longer willing or able to act as a depositary and Park Place is unable to locate a qualified successor within 90 days, or

  (b)
  Park Place, at its option, notifies the trustee in writing that it elects to cause the issuance of exchange notes in the form of certificated securities under the indenture,

then, upon surrender by the global notes holder of its global notes, exchange notes in such form will be issued to each person that the global notes holder and DTC identify as being the beneficial owner of the related exchange notes.

        Neither Park Place nor the trustee will be liable for any delay by the global notes holder or DTC in identifying the beneficial owners of exchange notes and Park Place and the trustee may conclusively rely on, and will be protected in relying on, instructions from the global notes holder or DTC for all purposes.

Same-Day Settlement and Payment

        The indenture requires that payments in respect of the exchange notes represented by the global notes (including principal, premium, if any, interest and Additional Interest, if any) be made by wire transfer of immediately available funds to the accounts specified by the global notes holder. With respect to certificated securities, Park Place will make all payments of principal premium, if any, interest and Additional Interest, if any, by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address.

Methods of Receiving Payments on the Exchange Notes

        If a holder has given wire transfer instructions to Park Place, Park Place will make all principal, premium and interest payments on those exchange notes in accordance with those instructions. All other payments on these exchange notes will be made at the office or agency of the payment agent and registrar within the City and State of New York unless Park Place elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Exchange Notes

        The trustee will initially act as paying agent and registrar for the exchange notes. Park Place may change the paying agent or registrar without prior notice to the holders of the exchange notes, and Park Place or any of its subsidiaries may act as paying agent or registrar.

Transfer and Exchange

        A holder may transfer or exchange its exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and Park Place may require a holder to pay any taxes and fees required by law or permitted by the indenture. Park Place is not required to transfer or exchange any exchange note selected for redemption. Also, Park Place is not required to transfer or exchange any exchange note for a period of 15 days before a selection of exchange notes to be redeemed.

        The registered holder of an exchange note will be treated as the owner of it for all purposes.

Concerning the Trustee

        If the trustee becomes a creditor of Park Place, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

        The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default shall occur and be continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of exchange notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

        Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the term "controlling," "controlled by" and "under common control with") as used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by agreement or otherwise.

        "Attributable Debt" with respect to any Sale and Lease-Back Transaction that is subject to the restrictions described under "—Additional Covenants of Park Place—Limitation on Sale and Lease-Back Transactions" means the present value of the minimum rental payments called for during the terms of the lease (including any period for which such lease has been extended), determined in accordance with generally accepted accounting principles, discounted at a rate that, at the inception of the lease, the lessee would have incurred to borrow over a similar term the funds necessary to purchase the leased assets.

        "Capital Improvements" means additions to properties or renovations or refurbishing of properties which are designed to substantially upgrade such properties or significantly modernize the operation thereof.

        "Capital Stock" means with respect to any Person, any and all shares, interests, participations, rights in or other equivalents (however designated) of such Person's capital stock, and any rights (other than debt securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock.

        "Consolidated Net Tangible Assets" means the total amount of assets (including investments in Joint Ventures) of Park Place and its Subsidiaries (less applicable depreciation, amortization and other valuation reserves) after deducting therefrom (a) all current liabilities of Park Place and its Subsidiaries (excluding (i) the current portion of long-term indebtedness, (ii) intercompany liabilities and (iii) any liabilities which are by their terms renewable or extendible at the option of the obligor thereon to a time more than 12 months from the time as of which the amount thereof is being computed) and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and any other like intangibles, all as set forth on the most recent consolidated balance sheet of Park Place and computed in accordance with generally accepted accounting principles.

        "Credit Facilities" means, with respect to Park Place, one or more debt facilities or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

        "Debt" means notes, bonds, debentures, letters of credit or other similar evidences of Debt for borrowed money or any guarantee of any of the foregoing.

        "Default" means any event that after notice or lapse of time, or both, would become an Event of Default.

        "Designated Senior Debt" means any Senior Debt permitted under the indenture the principal amount of which is $100.0 million or more and that has been designated by Park Place as "Designated Senior Debt."

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

        "Hedging Obligations" means, with respect to any Person, the obligations of such Person under:

  (1)
  interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

  (2)
  other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

        "Joint Venture" means any partnership, corporation or other entity, in which up to and including 50% of the partnership interests, outstanding voting stock or other equity interest is owned, directly or indirectly, by Park Place and/or one or more Subsidiaries.

        "Lien" means, with respect to any asset, any mortgage, pledge, lien, encumbrance or other security interest to secure payment of Debt.

        "Make-Whole Premium" means, with respect to any exchange note at any redemption date, the excess, if any, of (a) the present value of the sum of the principal amount and premium, if any, that would be payable on such exchange note on its maturity date and all remaining interest payments (not including any portion of such payments of interest accrued as of the redemption date) to and including such maturity date, discounted on a semi-annual bond equivalent basis from such maturity date to the redemption date at a per annum interest rate equal to the sum of the Treasury Yield (determined on the Business Day immediately preceding the date of such redemption), plus 50 basis points, over (b) the principal amount of the exchange note being redeemed.

        "Non-recourse Indebtedness" means indebtedness the terms of which provide that the lender's claim for repayment of such indebtedness is limited solely to a claim against the property which secures such indebtedness.

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Debt.

        "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof or any other entity.

        "Principal Property" means any real estate or other physical facility or depreciable asset, the net book value of which on the date of determination exceeds the greater of $25 million or 2% of Consolidated Net Tangible Assets of Park Place.

        "Redeemable Capital Stock" means any class or series of Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to the stated maturity of the notes or is redeemable at the option of the holder thereof at any time prior to the stated maturity of the notes, or is convertible into or exchangeable for debt securities at any time prior to the stated maturity of the notes.

        "Restricted Subsidiary" means any Subsidiary of Park Place organized and existing under the laws of the United States of America and the principal business of which is carried on within the United States of America (x) which owns, or is a lessee pursuant to a capital lease of, any Principal Property or (y) in which the investment of Park Place and all its Subsidiaries exceeds 5% of Consolidated Net Tangible Assets as of the date of such determination other than, in the case of either clause (x) or (y), (i) each Subsidiary whose business primarily consists of finance, banking, credit, leasing, insurance, financial services or other similar operations, or any combination thereof, and (ii) each Subsidiary formed or acquired after the date hereof for the purpose of developing new assets or acquiring the business or assets of another Person and which does not acquire any part of the business or assets of Park Place or any Restricted Subsidiary.

        "Senior Debt" means:

  (1)
  all Debt outstanding under Credit Facilities and all Hedging Obligations with respect thereto;

  (2)
  any other Debt, unless the instrument under which such Debt is incurred expressly provides that it is on a parity with or subordinated in right of payment to the exchange notes or to other Debt which ranks equally with, or is subordinated to, the exchange notes; and

  (3)
  all Obligations with respect to the items listed in the preceding clauses (1) and (2).

        Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

  (1)
  any liability for federal, state, local or other taxes owed or owing by Park Place;

  (2)
  any Indebtedness of Park Place to any of its Subsidiaries or other Affiliates; or

  (3)
  any trade payables.

        "Significant Subsidiary" of Park Place means any Restricted Subsidiary of Park Place that is a "significant subsidiary" as defined in Rule 1.02(v) of Regulation S-X under the Securities Act.

        "Subsidiary" means any corporation of which at least a majority of the outstanding Capital Stock having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation is, at the time directly or indirectly, owned by Park Place or by one or more Subsidiaries thereof, or by Park Place and one or more Subsidiaries.

        "Treasury Securities" mean any investment in obligations issued or guaranteed by the United States government or any agency thereof.

        "Treasury Yield" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the date fixed for redemption (or, if such Statistical Release is no longer published, any publicly available source of similar data)) most nearly equal to the then remaining average life of the notes, provided that if the average life of the notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury yield shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the average life of the notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

        "Wholly owned" with respect to any Subsidiary, means any Subsidiary of any Person of which at least 99% of the outstanding Capital Stock is owned by such Person or another wholly-owned Subsidiary of such Person. For purposes of this definition, any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE

        The following is a summary of the material United States federal income tax considerations relating to the exchange of your old notes for exchange notes in the exchange offer, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretation possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

        This discussion only applies to you if you exchange your old notes for exchange notes in the exchange offer. This discussion also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to your particular circumstances or if you are subject to special tax rules, including, without limitation, if you are:

  •
  a bank;

  •
  a holder subject to the alternative minimum tax;

  •
  a tax-exempt organizations;

  •
  an insurance company;

  •
  a foreign person or entity;

  •
  a dealer in securities or currencies;

  •
  a person that will hold notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes; or

  •
  a person deemed to sell notes under the constructive sale provisions of the Internal Revenue Code.

        YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

        The exchange of old notes for exchange notes will be treated as a "non-event" for federal income tax purposes because the exchange notes will not be considered to differ materially in kind or extent from the old notes. As a result, no material federal income tax consequences will result to you from exchanging old notes for exchange notes.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Broker-dealers may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of exchange notes received in exchange for old notes where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities. To the extent a broker-dealer participates in the exchange offer and so notifies us, we have agreed to make this prospectus, as amended or supplemented, available to the broker-dealer for use in connection with any such resale. We will promptly send additional copies of this prospectus and any amendment or supplement to any broker-dealer that requests the documents in the letter of transmittal.

        We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Broker-dealers may sell exchange notes received by them for their own account pursuant to the exchange offer from time to time in one or more transactions:

  •
  in the over-the-counter market;

  •
  in negotiated transactions;

  •
  through the writing of options on the exchange notes; or

  •
  through a combination of the above methods of resale,

at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Broker-dealers may resell exchange notes directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incident to the exchange offer, other than commissions and concessions of any broker-dealer. We also will provide indemnification against specified liabilities, including liabilities that may arise under the Securities Act, to broker-dealers that make a market in the old notes and exchange old notes in the exchange offer for exchange notes.

        By its acceptance of the exchange offer, any broker-dealer that receives exchange notes pursuant to the exchange offer agrees to notify us before using the prospectus in connection with the sale or transfer of exchange notes. The broker-dealer further acknowledges and agrees that, upon receipt of notice from us of the happening of any event which:

  •
  makes any statement in the prospectus untrue in any material respect;

  •
  requires the making of any changes in the prospectus to make the statements in the prospectus not misleading; or

  •
  may impose upon us disclosure obligations that my have a material adverse effect on us,

which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of the prospectus until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished copies of any amendment or supplement to the prospectus to the broker-dealer.

LEGAL MATTERS

        Gibson, Dunn & Crutcher LLP, Los Angeles, California, will pass upon various legal matters for us in connection with the exchange notes offered hereby.

EXPERTS

        The consolidated financial statements and the related financial statement schedule as of and for the years ended December 31, 2001 and 2000, included in or incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which reports express an unqualified opinion and include an explanatory paragraph relating to the Company's adoption of Emerging Issues Task Force ("EITF") 00-14 "Accounting for Certain Sales Incentives" and EITF 00-22 "Accounting for 'Points' and Certain Other Time-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future"), which are included or incorporated by reference herein, and have been so included or incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements and schedules, included in and/or incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said report.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Park Place Entertainment Corporation:

        We have audited the accompanying consolidated balance sheets of Park Place Entertainment Corporation (a Delaware corporation) and Subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 1999 before the reclassification described in Note 2 to the financial statements, were audited by other auditors whose report, dated February 22, 2000, expressed an unqualified opinion on those statements.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

        We also audited the adjustments described in Note 2 that were applied to reclassify the 1999 consolidated financial statements to give retroactive effect to the Company's adoption of Emerging Issues Task Force ("EITF") 00-14 "Accounting for Certain Sales Incentives" and EITF 00-22 "Accounting for 'Points' and Certain Other Time-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future." In our opinion, such adjustments are appropriate and have been properly applied.

DELOITTE & TOUCHE LLP
Las Vegas, Nevada
January 29, 2002, except for paragraph 8 of Note 8,
as to which the date is March 14, 2002, and Note 17, as to
which the date is February 20, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Park Place Entertainment Corporation:

        We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of Park Place Entertainment Corporation (a Delaware corporation) and subsidiaries (the "Company") for the year ended December 31, 1999, prior to the reclassification (and, therefore, are not presented herein) for the Company's adoption of EITF 00-14 "Accounting for Certain Sales Incentives" and EITF 00-22 "Accounting for 'Points' and Certain Other Time-Based Sales Incentive Offers, and Offers for Free Products of Services to Be Delivered in the Future" as described in Note 2 to the reclassified consolidated financial statements. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the results of Park Place Entertainment Corporation and subsidiaries' operations and their cash flows for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

        As explained in Note 2 of notes to the consolidated financial statements, effective January 1, 1999, the Company changed its method of accounting for pre-opening expenses.

                      ARTHUR ANDERSEN LLP

Las Vegas, Nevada
February 22, 2000

PARK PLACE ENTERTAINMENT CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(dollars in millions, except par value)

	December 31,
	2001	2000
Assets
Cash and equivalents	$328	$321
Accounts receivable, net	222	253
Inventories, prepaids, and other	141	148
Income taxes receivable	9	31
Deferred income taxes	111	94

Total current assets	811	847
Investments	201	250
Property and equipment, net	7,731	7,805
Goodwill, net	1,811	1,843
Other assets	254	250

Total assets	$10,808	$10,995

Liabilities and stockholders' equity
Accounts payable	$46	$70
Current maturities of long-term debt	7	1
Accrued expenses	583	606

Total current liabilities	636	677
Long-term debt, net of current maturities	5,301	5,397
Deferred income taxes, net	1,021	1,044
Other liabilities	83	93

Total liabilities	7,041	7,211

Commitments and contingencies
Stockholders' equity
Common stock, $0.01 par value, 400.0 million shares authorized, 322.4 million and 313.5 million shares issued at December 31, 2001 and 2000, respectively	3	3
Additional paid-in capital	3,788	3,702
Retained earnings	255	279
Accumulated other comprehensive income (loss)	(35)	(15)
Common stock in treasury, at cost, 21.1 million shares and 15.9 million shares, respectively	(244)	(185)

Total stockholders' equity	3,767	3,784

Total liabilities and stockholders' equity	$10,808	$10,995

See notes to consolidated financial statements

PARK PLACE ENTERTAINMENT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in millions, except per share amounts)

	Years ended December 31,
	2001	2000	1999
Revenues
Casino	$3,271	$3,242	$2,118
Rooms	554	568	392
Food and beverage	452	460	287
Other revenue	354	388	228

	4,631	4,658	3,025

Expenses
Casino	1,764	1,658	1,077
Rooms	185	186	142
Food and beverage	410	414	268
Other expense	1,137	1,111	724
Depreciation and amortization	526	496	306
Pre-opening expense	2	3	47
Impairment losses and other, net	143	45	26
Corporate expense	57	49	36

	4,224	3,962	2,626

Operating income	407	696	399
Interest and dividend income	11	21	11
Interest expense	(385)	(441)	(146)
Interest expense, net from unconsolidated affiliates	(11)	(11)	(11)
Investment loss	(32)	—	—

Income (loss) before income taxes, minority interest and cumulative effect of accounting change	(10)	265	253
Provision for income taxes	12	121	113
Minority interest, net	2	1	2

Income (loss) before cumulative effect of accounting change	(24)	143	138
Cumulative effect of accounting change, net of tax	—	—	(2)

Net income (loss)	$(24)	$143	$136

Basic earnings (loss) per share
Income (loss) before cumulative effect of accounting change	$(0.08)	$0.48	$0.46
Cumulative effect of accounting change	—	—	(0.01)

Net income (loss) per share	$(0.08)	$0.48	$0.45

Diluted earnings (loss) per share
Income (loss) before cumulative effect of accounting change	$(0.08)	$0.46	$0.45
Cumulative effect of accounting change	—	—	(0.01)

Net income (loss) per share	$(0.08)	$0.46	$0.44

See notes to consolidated financial statements

PARK PLACE ENTERTAINMENT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(dollars in millions)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, December 31, 1998	$3	$3,613	$—	$(8)	$—	$3,608
Net income	—	—	136	—	—	136
Currency translation adjustment	—	—	—	3	—	3

Comprehensive income						139
Options exercised (including tax benefits)	—	26	—	—	—	26
Treasury stock acquired	—	—	—	—	(29)	(29)
Adjustment to spin-off of the Company	—	(4)	—	—	—	(4)

Balance, December 31, 1999	3	3,635	136	(5)	(29)	3,740
Net income	—	—	143	—	—	143
Currency translation adjustment	—	—	—	(10)	—	(10)

Comprehensive income						133
Options exercised (including tax benefits)	—	59	—	—	—	59
Treasury stock acquired	—	—	—	—	(156)	(156)
Adjustment to spin-off of the Company	—	8	—	—	—	8

Balance, December 31, 2000	3	3,702	279	(15)	(185)	3,784
Net loss	—	—	(24)	—	—	(24)
Currency translation adjustment	—	—	—	(20)	—	(20)

Comprehensive loss						(44)
Options exercised (including tax benefits)	—	85	—	—	—	85
Treasury stock acquired	—	—	—	—	(59)	(59)
Supplemental retention plan	—	1	—	—	—	1

Balance, December 31, 2001	$3	$3,788	$255	$(35)	$(244)	$3,767

See notes to consolidated financial statements

PARK PLACE ENTERTAINMENT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in millions)

	Years Ended December 31,
	2001	2000	1999
Operating activities
Net income (loss)	$(24)	$143	$136
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	526	496	306
Pre-opening expense	2	3	47
Impairment losses and other, net	143	37	26
Investment loss	32	—	—
Amortization of debt issue costs	10	10	6
Change in working capital components:
Accounts receivable, net	34	35	(50)
Inventories, prepaids, and other	19	4	(16)
Accounts payable and accrued expenses	(76)	(7)	54
Income taxes payable/receivable	22	(45)	13
Change in deferred income taxes	(34)	73	3
Distributions from equity investments in excess of earnings	2	20	3
Other	(23)	(17)	(9)

Net cash provided by operating activities	633	752	519

Investing activities
Capital expenditures	(459)	(468)	(653)
Pre-opening expense	(2)	(3)	(47)
Acquisitions, net of cash acquired	(48)	—	(2,920)
Other	(29)	36	10

Net cash used in investing activities	(538)	(435)	(3,610)

Financing activities
Change in credit facilities and commercial paper	(870)	(1,114)	3,078
Payments on debt	—	(12)	(631)
Proceeds from issuance of notes	772	900	694
Payments to Hilton	—	—	(71)
Purchases of treasury stock	(59)	(156)	(29)
Proceeds from exercise of stock options	80	48	26
Other	(11)	(8)	(12)

Net cash provided by (used in) financing activities	(88)	(342)	3,055

Increase (decrease) in cash and equivalents	7	(25)	(36)
Cash and equivalents at beginning of year	321	346	382

Cash and equivalents at end of year	$328	$321	$346

Supplemental Disclosures of Cash Flow Information
Cash paid for:
Interest, net of amounts capitalized	$368	$392	$120

Income taxes, net of refunds	$2	$70	$87

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation and Organization

        Park Place Entertainment Corporation ("Park Place" or the "Company"), a Delaware corporation, was formed in June 1998. On December 31, 1998, Hilton Hotels Corporation ("Hilton") completed the transfer of the operations, assets and liabilities of its gaming business to the Company. Also on December 31, 1998, immediately following the Hilton distribution, the Company acquired, by means of a merger, the Mississippi gaming business of Grand Casinos, Inc. ("Grand") in exchange for the assumption of debt and the issuance of Company common stock on a one-for-one basis. On December 29, 1999, the Company acquired all of the outstanding stock of Caesars World, Inc. and interests in several other gaming entities ("Caesars") from Starwood Hotels & Resorts Worldwide, Inc. for cash.

        The Company is primarily engaged in the ownership, operation and development of gaming facilities. The operations of the Company currently are conducted under the Caesars, Bally's, Paris, Flamingo, Grand, Hilton, and Conrad brands. The Company operates a total of twenty-eight casinos, including seventeen wholly owned casino hotels located in the United States; of which eight are located in Nevada; four are located in Atlantic City, New Jersey; and five are located in Mississippi. The Company has a 49.9 percent owned and managed riverboat casino in New Orleans and an 82 percent interest in a joint venture, which owns a riverboat casino in Harrison County, Indiana. The Company partially owns and manages two casino hotels in Australia, one casino hotel in Punta del Este, Uruguay, two casinos in Nova Scotia, Canada, one casino in South Africa, and has an interest in two casinos on cruise ships. The Company provides management services to a casino in Windsor, Canada and the slot operations at the Dover Downs racetrack in Delaware.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company, its subsidiaries and investments in unconsolidated affiliates, which are 50 percent or less owned, accounted for under the equity method. All material intercompany accounts and transactions are eliminated. Minority interests for consolidated entities that are less than 100 percent owned were $14 million and $15 million at December 31, 2001 and 2000, respectively, and are included in other liabilities on the consolidated balance sheets.

Cash and Equivalents

        Cash and equivalents include investments with initial maturities of three months or less.

Concentrations of Credit Risk

        Financial instruments that potentially subject the Company to concentration of credit risk consist principally of short-term investments and receivables.

        The Company extends credit to certain casino customers following an evaluation of the creditworthiness of the individual. The Company maintains an allowance for doubtful accounts to reduce the casino receivables to their estimated collectible amount. As of December 31, 2001, management believes that there are no concentrations of credit risk for which an allowance has not been established and recorded. The collectibility of foreign and domestic receivables could be affected by future economic or other significant events in the United States or in the countries in which such foreign customers reside.

Currency Translation

        Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at year-end exchange rates. Income accounts are translated at the average of exchange rates during the year. Gains and losses, net of applicable deferred income taxes, are reflected in stockholders' equity. Gains and losses from foreign currency transactions are included in the statements of operations.

Inventories

        Inventories, prepaids, and other at December 31, 2001 and 2000, include inventories of $49 million and $50 million, respectively. Inventories consist primarily of food and beverage items and are stated at the lower of cost or market. Cost is determined by the first-in first-out method.

Property and Equipment

        Property and equipment are stated at cost. Interest incurred during construction of facilities or expansions is capitalized at the Company's weighted-average borrowing rate and amortized over the life of the related asset. Interest capitalization is ceased when a project is substantially completed or construction activities are no longer underway. Interest capitalized for the years ended December 31, 2001, 2000, and 1999 was $13 million, $7 million, and $37 million, respectively. Costs of improvements are capitalized. Costs of normal repairs and maintenance are charged to expense as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the respective accounts, and the resulting gain or loss, if any, is included in the statement of operations.

        Depreciation is provided on a straight-line basis over the estimated useful life of the assets. Leasehold improvements are amortized over the shorter of the asset life or lease term. The service lives of assets are generally 30 to 40 years for buildings and riverboats and 3 to 10 years for furniture and equipment.

        The carrying values of the Company's assets are reviewed when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Asset impairment is determined to exist if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount. If it is determined that an impairment loss has occurred, then an impairment loss is recognized in the statement of operations.

Goodwill

        Through December 31, 2001, the excess of the purchase price over the fair value of net assets of businesses acquired (goodwill) has been amortized using the straight-line method over 40 years. Cumulative goodwill amortization was $202 million and $152 million at December 31, 2001 and 2000, respectively. Goodwill amortization of $50 million in 2001, $50 million in 2000 and $34 million in 1999 is included in depreciation and amortization. (See Recently Issued Accounting Pronouncements.)

Unamortized Debt Issue Costs

        Debt discount and issuance costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense based on the related debt agreements using the straight line method which approximates the effective interest method. The unamortized amounts are included in other assets on the consolidated balance sheets.

Self Insurance

        The Company is self-insured for various levels of general liability, workers' compensation, and employee medical and life insurance coverage. Self-insurance reserves are estimated based on the Company's claims experience and are included in accrued expenses on the consolidated balance sheets.

Casino Revenue and Promotional Allowances

        Casino revenue is the aggregate of gaming wins and losses. The revenue components presented in the consolidated financial statements exclude the retail value of rooms, food and beverage, and other goods or services provided to customers on a complimentary basis. For additional information, the complimentary revenues which have been excluded from the accompanying statements of operations are as follows:

	2001	2000	1999
	(in millions)
Rooms	$206	$190	$105
Food and beverage	330	312	192
Other	30	29	20

Total complimentary revenues	$566	$531	$317

        The estimated departmental costs of providing these complimentaries are classified in the statements of operations as an expense of the department issuing the complimentary, primarily the casino department.

	2001	2000	1999
	(in millions)
Rooms	$79	$71	$43
Food and beverage	276	259	159
Other	29	27	17

Total cost of promotional allowances	$384	$357	$219

Pre-Opening Expense

        Pre-opening expense includes operating expenses and incremental salaries and wages directly related to a facility or project during its construction.

        In the first quarter of 1999, the Company adopted Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." The provisions of SOP 98-5 require that the Company expense costs of start-up activities (pre-opening, pre-operating, and organizational costs) as those costs are incurred and required the write-off of any unamortized balances upon implementation. Adoption of the SOP resulted in an expense of approximately $2 million, net of tax, which has been accounted for as a cumulative effect of accounting change. Pre-opening expenses in 1999 primarily related to the opening of Paris Las Vegas in September 1999.

Earnings (Loss) Per Share ("EPS")

        In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," basic EPS is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. The weighted-average number of common shares outstanding for the years ended December 31, 2001, 2000 and 1999 was 299 million, 301 million and 303 million, respectively. Diluted EPS reflects the effect of potential common stock, which consists solely of assumed stock option exercises. The dilutive effect of the assumed exercise of stock options would have increased the weighted-average number of common shares by 3 million for the year ended December 31, 2001, however, the additional shares were excluded from the EPS calculation because of the net loss experienced during that period. The dilutive effect of the assumed exercise of stock options increased the weighted-average number of common shares by 7 million and 6 million for the years ended December 31, 2000 and 1999, respectively.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

        In the first quarter of 2001, the Emerging Issues Task Force ("EITF") reached a consensus on certain issues in EITF 00-22 "Accounting for 'Points' and Certain Other Time-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future." EITF 00-22 requires that cash rebates or refunds as part of a customer loyalty program be shown as a reduction of revenues. The majority of the customer loyalty programs at the Company's casinos have a "cash back" feature, to which EITF 00-22 applies. The Company adopted the consensus provisions of EITF 00-22 in the first quarter of 2001.

        EITF 00-14 "Accounting for Certain Sales Incentives," which is effective January 1, 2002, focuses on the accounting for, and presentation of, discounts, coupons, and rebates. EITF 00-14 requires that cash or equivalent amounts provided or returned to customers as part of a transaction should not be shown as an expense but should be an offset to the related revenue. The Company's casinos offer cash inducements and match-play coupons to customers to encourage visitation and play at the casinos. The Company early adopted the provisions of EITF 00-14 for 2001 year-end reporting.

        With the adoption of the new standards, all prior-year periods presented have been reclassified to conform to the new presentation. This resulted in a reduction of casino revenues (and a corresponding reduction in casino expenses) of $238 million in 2000 and $151 million in 1999. The requirements of EITF 00-14 and EITF 00-22 do not have an impact on previously reported operating income or net income.

        The consolidated financial statements for prior years reflect certain other reclassifications to conform with classifications adopted in 2001. These classifications have no effect on previously reported net income.

Recently Issued Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. It also further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS No. 141 are effective for business combinations initiated after June 30, 2001.

        Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30,

2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, Park Place is required to adopt SFAS No. 142 effective January 1, 2002. Goodwill amortization, which is included in depreciation and amortization on the consolidated statements of operations, was $50 million in 2001, $50 million in 2000, and $34 million in 1999. Pursuant to SFAS No. 142, this goodwill amortization ceased on January 1, 2002.

        At December 31, 2001, the Company had approximately $1.8 billion of unamortized goodwill. Approximately two-thirds of the total relates to the acquisition of the Bally's properties in 1996, while the remainder relates primarily to the Caesars acquisition in December 1999. In accordance with the initial adoption of SFAS No. 142, each property with assigned goodwill will need to be valued as an operating entity. If the fair value of the operating entity is greater than the book value, including assigned goodwill, no further testing is required. However, if the book value, including goodwill, is greater than the fair value of the operating entity, the assets and liabilities of the operating entity will need to be valued. The difference between the fair value of the operating entity and the fair value of the assets is the implied fair value of goodwill. To the extent that the implied fair value of goodwill is less than the book value of goodwill, an impairment exists that will be recognized as a cumulative effect of a change in accounting in the first quarter of 2002.

        The Company has engaged an independent company to assist in the valuation of properties with a significant amount of assigned goodwill. Based on the preliminary estimates of fair value of the operating entities, the assets and liabilities of certain properties will need to be valued to determine the implied fair value of goodwill. The valuation of these assets and liabilities has not been completed, however, it is likely that there will be an impairment charge relating to goodwill associated with prior acquisitions.

        In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. The requirements of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 is not expected to have a material effect on the Company's financial position or results of operations. (See Note 18.)

Note 3. Acquisitions

Caesars Acquisition

        Effective December 29, 1999, the Company acquired Caesars pursuant to an agreement dated April 27, 1999. Aggregate consideration consisted of approximately $3.0 billion in cash. The acquisition was accounted for using the purchase method of accounting. The purchase price was allocated based on estimated fair values at the date of acquisition. A total of approximately $620 million, representing the excess of acquisition cost over the estimated fair value of Caesars tangible net assets, was allocated to goodwill. Goodwill amortization was based on a 40-year life.

Unaudited Pro Forma Information

        The following unaudited pro forma information has been prepared assuming that this acquisition had taken place at the beginning of the period. This pro forma information does not purport to be indicative of future results or what would have occurred had this acquisition been made as of such date.

1999
(unaudited) (in millions, except per share amounts)
Revenue	$4,393
Operating income	555
Net income	62
Basic and Diluted EPS	0.20

Claridge Acquisition

        In August 2000, Park Place submitted a letter of intent to purchase the Claridge Casino Hotel in Atlantic City, which was in a Chapter 11 proceeding. In November 2000, Claridge submitted its reorganization plan supporting a purchase by Park Place for $65 million. After bankruptcy court and regulatory approvals, the purchase closed and Park Place commenced operating the property on June 1, 2001.

Note 4. Accounts Receivable

        Accounts receivable at December 31, 2001 and 2000 are as follows:

	2001	2000
	(in millions)
Casino accounts receivable	$234	$272
Less allowance for doubtful accounts	(60)	(83)

	174	189
Hotel and other accounts receivable, net	48	64

Total	$222	$253

        The provision for estimated uncollectible receivables, primarily included in casino expenses, was $143 million in 2001, $117 million in 2000, and $53 million in 1999.

Note 5. Investments

        Investments in and notes from affiliates at December 31, 2001 and 2000 are as follows:

	2001	2000
	(in millions)
Equity investments
Casino hotels	$119	$140
Notes receivable	80	50
Other	2	60

Total	$201	$250

        Investments in casino hotels consist of investments in less than 50 percent owned unconsolidated affiliates which includes two partially owned and managed casino hotels in Australia, one casino hotel in Punta del Este, Uruguay, one casino in Windsor, Canada, and one casino in South Africa.

        During 2001, the Company recognized impairment losses on investments totaling $32 million primarily related to senior discount notes of Aladdin Gaming Holdings, LLC. In addition, investments in other bonds were exchanged or converted in connection with the acquisition of the Claridge Casino Hotel in June 2001.

Investment in Aladdin Notes

        In February 1999, the Company purchased approximately 30 percent of the senior discount notes of Aladdin Gaming Holdings, LLC, the parent company of Aladdin Gaming, LLC d.b.a. Aladdin Resort and Casino ("Aladdin") in the open market. The Aladdin is adjacent to Paris/Bally's on the Las Vegas Strip. During the next two years, the Company purchased an additional 3 percent of the senior discount notes for a total ownership of approximately one-third of the outstanding notes. These notes are subordinate to the Aladdin's senior bank debt and asset-secured bank financing. In September 2001, the Aladdin filed for bankruptcy. Based on that event and the property's poor operating results and general economic slow-down, the Company decided to write-off its total investment in the Aladdin Gaming Holdings, LLC notes.

Note 6. Property and Equipment

        Property and equipment at December 31, 2001 and 2000 are as follows:

	2001	2000
	(in millions)
Land	$1,714	$1,704
Buildings, riverboats and leasehold improvements	5,932	5,758
Furniture and equipment	1,387	1,236
Construction in progress	82	107

	9,115	8,805
Less accumulated depreciation and amortization	(1,384)	(1,000)

Total	$7,731	$7,805

Note 7. Accrued Expenses

        Accrued expenses at December 31, 2001 and 2000 are as follows:

	2001	2000
	(in millions)
Compensation and benefits	$170	$182
Customer deposits	40	47
Outstanding casino chip liability	35	44
Gaming and property taxes	53	53
Interest	76	72
Other	209	208

Total	$583	$606

Note 8. Debt

        Long-term debt at December 31, 2001 and 2000 consists of the following:

	2001	2000
	(in millions)
Credit facilities	$1,904	$2,720
Commercial paper	—	54
7 3/8% Senior Notes, due 2002, net of unamortized discount of $1 million in 2000	300	299
7.95% Senior Notes, due 2003, net of unamortized discount of $1 million	299	299
7% Senior Notes, due 2004	325	325
8 1/2% Senior Notes, due 2006, net of unamortized discount of $3 million	397	397
7.50% Senior Notes, due 2009	425	—
7 7/8% Senior Subordinated Notes, due 2005	400	400
9 3/8% Senior Subordinated Notes, due 2007	500	500
8 7/8% Senior Subordinated Notes, due 2008	400	400
8 1/8% Senior Subordinated Notes, due 2011, net of unamortized discount of $3 million	347	—
Other	11	4

	5,308	5,398
Less current maturities	(7)	(1)

Net long-term debt	$5,301	$5,397

        Debt maturities during the next five years are as follows:

(in millions)
2002	$7
2003	1,104
2004	325
2005	1,800
2006	397
Thereafter	1,675

$5,308

        The debt maturities schedule above and the consolidated balance sheet exclude from current maturities the $300 million of 7 3/8% Senior Notes due in 2002 because the Company intends to use its availability under the multi-year credit facility to pay off these Notes.

        The Company's credit facilities were amended in August 2001 and modified in November 2001 resulting in the following credit facilities being in place: (1) a $1.3 billion 364-day revolving credit facility and (2) a $2.0 billion multi-year facility expiring in December 2003 with a $1.4 billion 2-year extension upon expiration or termination of the existing multi-year facility.

        The credit facilities contain financial covenants including a maximum leverage ratio (total debt to ebitda, as defined) of 5.50 to 1.00 and a minimum interest coverage ratio (ebitda, as defined, to interest expense) of 2.50 to 1.00. The maximum leverage covenant adjusts to 5.25 to 1.00 as of September 2002, 5.00 to 1.00 as of December 2002, and 4.50 to 1.00 for each quarterly testing period thereafter. The minimum interest coverage covenant adjusts to 2.75 to 1.00 after September 2002. As of December 31, 2001, the Company was in compliance with the applicable covenants.

        Borrowings under the credit facilities bear interest at a floating rate and may be obtained at the Company's option as LIBOR advances for varying periods, or as base rate advances, each adjusted for an applicable margin (as further described in the credit facilities), or as competitive bid loans. As of December 31, 2001, LIBOR advances under the 364-day revolving credit facility bear interest at LIBOR plus 112.5 basis points and LIBOR advances under the multi-year facility bear interest at LIBOR plus 107.5. These rates may be adjusted quarterly based on the Company's leverage ratio or debt ratings. In addition, there is a facility fee for borrowed and unborrowed amounts which was 15 basis points under the 364-day revolving credit facility and 20 basis points under the multi-year facility. Base rate advances will bear interest at the base rate (defined as the higher of: (1) the federal funds rate plus 0.50%, or (2) the reference rate as publicly announced by Bank of America in San Francisco) plus a margin equal to the applicable margin for LIBOR loans in effect from time to time minus 1.25%. Competitive bid loans bear interest either on an absolute rate bid basis or on the basis of a spread above or below LIBOR. The maximum applicable margin for LIBOR loans is 1.75% plus or minus pre-determined discounts based on the Company's leverage ratios. The weighted-average interest rate on outstanding borrowings under the credit facilities was 3.14% at December 31, 2001 and 8.09% at December 31, 2000.

        The Company has established a $1.0 billion commercial paper program. To the extent that the Company incurs debt under this program, it must maintain an equivalent amount of credit available under its credit facilities. The Company has borrowed under the program for varying periods during 2001 and 2000. At December 31, 2001, there were no amounts outstanding under the commercial paper program. At December 31, 2000, $54 million was outstanding under this program. The weighted-average interest rate at December 31, 2000 was 7.40%.

        In May 2001, the Company issued $350 million of 8 1/8% senior subordinated notes due 2011 through a private placement offering to institutional investors. In August 2001, the Company completed its exchange offer for identical notes registered under the Securities Act of 1933, as amended. The notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing such notes. The notes are unsecured obligations, rank equal with the Company's other senior subordinated indebtedness and are junior to all of the Company's senior indebtedness. Proceeds from this offering were used to reduce borrowings under the credit facilities.

        In August 2001, the Company issued $425 million of 7.50% senior notes due 2009 through a private placement offering to institutional investors. These notes were subsequently exchanged for notes registered under the Securities Act of 1933, as amended. The notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing such notes. The notes are unsecured obligations, rank equal with the Company's other senior indebtedness and are senior to all of the Company's junior indebtedness. Proceeds from this offering were used to reduce borrowings under the credit facilities.

        On March 14, 2002, the Company issued $375 million of 7 7/8% senior subordinated notes due 2010 through a private placement offering to institutional investors. The Company plans to exchange these notes for notes registered under the Securities Act of 1933, as amended. The notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing such notes. The notes are unsecured obligations, rank equal with the Company's other senior subordinated indebtedness and are junior to all of the Company's senior indebtedness. Proceeds from this offering were used to reduce borrowings under the credit facilities.

        The estimated fair value of long-term debt (including current maturities) at December 31, 2001 and 2000 was $5,352 million and $5,424 million, respectively. The fair values are based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

Note 9. Income Taxes

        The provisions for income taxes for the three years ended December 31 are as follows:

	2001	2000	1999
	(in millions)
Current
Federal	$21	$23	$99
State, foreign and local	31	30	15

	52	53	114
Deferred	(40)	68	(1)

Total	$12	$121	$113

        The income tax effects of temporary differences between financial and income tax reporting that gave rise to deferred income tax assets and liabilities at December 31, 2001 and 2000 are as follows:

	2001	2000
	(in millions)
Deferred tax assets
Accrued expenses	$72	$62
Insurance and other reserves	44	47
Benefit plans	13	17
Pre-opening expense	4	7
Foreign tax credit carryovers (began expiring in 2001)	56	46
Capital loss carryover (expires in 2002)	15	21
Other	50	48

	254	248
Valuation allowance	(32)	(36)

	222	212

Deferred tax liabilities
Fixed assets, primarily depreciation	(972)	(1,029)
Other	(160)	(133)

	(1,132)	(1,162)

Net deferred tax liability	$(910)	$(950)

        A reconciliation of the federal income tax rate to the Company's effective tax rate is as follows:

	2001	2000	1999
Federal income tax rate	35.0%	35.0%	35.0%
Foreign, state and local income taxes, net of federal tax benefits	(137.8)	6.1	2.0
Goodwill amortization	(192.2)	6.6	4.7
Tax return true-up and permanent items	175.0	(2.0)	3.0

Effective tax rate	(120.0)%	45.7%	44.7%

Note 10. Stockholders' Equity

        Four hundred million shares of common stock with a par value of $0.01 per share are authorized. As of December 31, 2001, 322.4 million shares were issued and 301.3 million were outstanding. As of December 31, 2000, 313.5 million shares were issued and 297.6 million shares were outstanding. One hundred million shares of preferred stock with a par value of $0.01 per share are authorized, of which no amounts have been issued.

        The Board of Directors has approved an aggregate of 40 million shares under a common stock repurchase program. Cumulatively, through December 31, 2001, the Company repurchased a total of 21.1 million shares of its common stock at an average price of $11.52 resulting in 18.9 million shares remaining available under the stock repurchase program.

        The Company has a Preferred Share Purchase Rights Plan under which a right is attached to each share of the Company's common stock. The Rights may only become exercisable under certain circumstances involving actual or potential acquisitions of the Company's common stock by a specified person or affiliated group. Depending on the circumstances, if the Rights become exercisable, the holder may be entitled to purchase units of the Company's junior participating preferred stock, shares of the Company's common stock or shares of common stock of the acquiror. The Rights remain in existence until 2008 unless they are terminated, exercised or redeemed.

Note 11. Stock Options

        At December 31, 2001 and 2000, 55.6 million shares and 45.6 million shares, respectively, of common stock were reserved for the exercise of options under the Company's Stock Incentive Plans. Options may be granted to salaried officers, directors, and other key employees of the Company to purchase common stock at not less than the fair market value at the date of grant. Generally, options may be exercised in installments commencing one year after the date of grant. The Stock Incentive Plans also permit the granting of Stock Appreciation Rights ("SARs"). No SARs have been granted as of December 31, 2001.

        The following table summarizes information for the stock option plans for the years ended December 31, 2001, 2000 and 1999:

	2001		2000		1999
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	33,378,300	$8.97	35,773,113	$8.27	32,810,464	$8.24
Granted	3,563,880	11.12	4,637,400	11.77	6,938,660	7.92
Exercised	(8,494,639)	8.98	(6,424,211)	7.07	(3,341,807)	7.00
Cancelled	(1,179,690)	10.65	(608,002)	9.45	(634,204)	9.34

Outstanding at end of year	27,267,851	9.17	33,378,300	8.97	35,773,113	8.27

Options exercisable at end of year	17,984,474	$8.46	22,460,785	$8.58	19,248,145	$8.17
Options available at end of year	10,071,492		2,455,682		5,950,080

        The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.27 - $ 6.38	7,089,316	4.45 years	$6.31	6,589,316	$6.30
6.50 - 9.11	6,957,245	5.93	7.37	5,207,125	7.59
9.27 - 11.23	7,050,880	7.18	10.82	3,326,573	10.45
11.28 - 14.44	6,170,410	6.97	12.60	2,861,460	12.72

$ 4.27 - $14.44	27,267,851	6.10	$9.17	17,984,474	$8.46

        The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, compensation expense recognized was different than what would have otherwise been recognized under the fair value based method defined in SFAS No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
	(in millions, except per share amounts)
Net income (loss)
As reported	$(24)	$143	$136
Pro forma	(35)	114	111
Basic EPS
As reported	$(0.08)	$0.48	$0.45
Pro forma	(0.12)	0.38	0.37
Diluted EPS
As reported	$(0.08)	$0.46	$0.44
Pro forma	(0.12)	0.37	0.36

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yield of zero percent for each of the three years; expected volatility of 40 percent for each of the three years; risk-free interest rates of 4.92, 6.45 and 5.30 percent and expected life of six years for each of the options granted. As a result of the distribution, the fair values of the Hilton options were adjusted and prior periods were restated based on the relative values of Hilton and Park Place common stock at December 31, 1998. The weighted-average grant date fair value of options granted by Park Place was $5.19 for 2001, $5.82 for 2000 and $3.30 for 1999.

Note 12. Employee Pension and Savings Plans

        A significant number of the Company's employees are covered by union sponsored, collectively bargained, multi-employer pension plans. The Company contributed and charged to expense $18 million, $22 million and $13 million in 2001, 2000, and 1999, respectively, for such plans. Information from the plans' administrators is not sufficient to permit the Company to determine its share, if any, of unfunded vested benefits.

        The Company and its subsidiaries also sponsor several defined contribution plans (401(k) savings plans). These plans allow for pretax and after tax employee contributions and employer matching contributions. Such amounts contributed to the plans are invested at the participants' direction. The Company's matching contribution expense for such plans was $22 million in 2001, $19 million in 2000, and $11 million in 1999.

        The Company also maintains a Non-qualified Deferred Compensation Plan for certain employees. This plan allows participants to defer a portion of their salary on a pretax basis and accumulate tax-deferred earnings plus interest. The Company provides a matching contribution of 50 percent of the employee contribution, subject to a maximum Company contribution of 5 percent of an employee's annual compensation. These deferrals are in addition to those allowed in the Company's 401(k) plans.

        In November 2001, the Company established a Supplemental Retention Plan for selected executives. Participants in this non-qualified unfunded retirement plan are granted rights that vest over four years. At retirement, or in other circumstances as defined, shares of Company common stock are distributed equal to the number of rights credited to a participant's account. The shares issued under the plan will be treasury shares and are limited to a maximum of 2.5 million shares.

        The Company maintains an Employee Stock Purchase Plan by which the Company is authorized to issue up to five million shares of common stock to its full-time employees. Under the terms of the Plan, employees can elect to have a percentage of their earnings withheld to purchase the Company's common stock at 95 percent of the lower of the market price on the first day of the purchase period or the last day of the purchase period.

Note 13. Leases

        The Company and its subsidiaries lease both real estate and equipment used in operations, which are classified as operating leases. Rental costs relating to operating leases and charged to expense were approximately $40 million in 2001, $41 million in 2000, and $30 million in 1999, including contingent rental payments of $19 million in 2001, $21 million in 2000, and $17 million in 1999.

        The following is a schedule of future minimum lease commitments under noncancellable operating leases as of December 31, 2001 (in millions):

2002	$21
2003	18
2004	16
2005	15
2006	11
Thereafter	194

Total minimum lease payments	$275

        The Company leases the land and building for the Caesars Tahoe facility. This lease expires in 2028 and is renewable for an additional 25-year period. The lease provides for a minimum rental payment of $4.6 million for 2002, increasing by 2.5 percent in each subsequent year, and for percentage rent of 1 percent of the casino hotel's gross revenue (as therein defined).

        The Company has also entered into various operating leases for land adjacent to its dockside casinos in Mississippi. The lease for land adjacent to the Grand Casino Gulfport is for the period from July 1, 1997, through June 30, 2002, and contains renewal options for an additional 40 years. The Company is required to make annual rental payments of $1.3 million subject to adjustment as defined, plus 5 percent of gross annual gaming revenues in excess of $25 million and 3 percent of all non-gaming revenues. The lessor of the Grand Casino Gulfport site has the right to cancel the lease at any time for reason of port expansion, in which case the lessor will be liable to the Company for the depreciated value of improvements and other structures placed on the leased premises, as defined.

        The lease for land adjacent to the Grand Casino Biloxi has an initial term of 99 years and provides for rental payments of 5 percent of casino revenues (as defined therein) with a minimum payment of $2.5 million per year. Park Place can cancel the lease by making a payment equal to six months of lease payments. The Company also entered into a 15-year lease for submerged land adjacent to the Grand Casino Biloxi with an option to extend the lease for five years after the expiration of the initial 15-year term in 2008. The lease provides for annual rental payments of $0.9 million and subsequent increases as defined in the agreement.

        The lease for land adjacent to the Grand Casino Tunica provides for annual rental payments of $3.3 million in 2002, subject to adjustment as defined in each subsequent year. The initial term of the lease was for six years beginning in 1993 with nine six-year renewal options, for a total of 60 years.

Note 14. Impairment Losses and Other

        During 2001, the Company recognized impairment losses on the Las Vegas Hilton and the sale of the Flamingo Reno totaling $143 million.

Las Vegas Hilton

        In July 2000, a definitive agreement was signed that would have resulted in the sale of the property, building and equipment of the Las Vegas Hilton for a base price of $300 million. The agreement provided that Park Place would retain receivables relating to high-end casino play, and would attempt to service high-end customers at other properties. As anticipated by the agreement, and once it was announced, high-end gaming customers gradually ceased play at the Las Vegas Hilton.

        During the third and fourth quarters of 2000, revenues began to reflect the loss of the high-end play without incremental locals' play or increased convention business. Operating income was also negatively impacted as costs associated with the high-end play could not be reduced as quickly because the property continued to provide service to the remaining high-end market pending closing of the sale. Additionally, the held-for-sale status affected the property's ability to compete for other casino business.

        In January 2001, the purchaser failed to further extend the closing date and did not complete the transaction, thereby breaching the terms of the agreement. The Company ceased its efforts to sell the property and continued to operate it in the normal course, but with a focus on locals' play and convention business. However, the facilities were originally designed to cater to and accommodate high-end play as well as convention patrons.

        During 2001, revenues declined from $73 million in the first quarter to $48 million in the third quarter. Operating income during 2001 was $7 million in the first quarter, a loss of $3 million in the second quarter, and a loss of $14 million in the third quarter. The successive quarters of operating losses coupled with the significant reduction in convention and group visitation into Las Vegas resulting from the events of September 11 necessitated a review of the Las Vegas Hilton assets for impairment.

        Based on an analysis of expected future cash flows, an impairment existed. An independent appraisal company using a combination of future cash flow analysis and market/sales comparison analysis made an appraisal of the Las Vegas Hilton resulting in a fair value that was $124 million less than the carrying value of the assets. A $124 million write-down of fixed assets was made in the third quarter of 2001.

Flamingo Reno

        On October 5, 2001, the Company entered into an agreement to sell the Flamingo Reno. In anticipation of the sale, the facility was closed on October 23, 2001. The Company provided employees with 60 days of salary continuation from October 5, 2001 and health benefits through the end of 2001. The sale was completed in December 2001. As a result of the sales agreement, a $19 million loss was recognized in the third quarter of 2001. The loss includes the write-down of the assets to be sold and employee termination and other incremental costs of closing the property, net of the sales price.

2000 Transactions

        In conjunction with the spin-off from Hilton in December 1998, the Company entered into a disposition agreement with Hilton with respect to the Flamingo Hilton Riverboat Casino located in Kansas City, Missouri. This asset was not part of the tax-free spin-off transaction at December 31, 1998 due to lack of regulatory approvals. However, the agreement provided for the Company to receive the equivalent economic value of this asset upon sale or other disposition. In June 2000, Hilton sold this asset to a third party. As a result of this sale and in accordance with the disposition agreement, the Company recognized a pretax gain of $18 million in 2000.

        In July 2000, the Company entered into an agreement to sell the Las Vegas Hilton to an unrelated third party, subject to regulatory approvals. The Company was to receive $300 million for the property, building, and equipment plus an amount for net working capital (excluding certain gaming customer receivables to be retained by Park Place). In connection with this planned disposition, the Company recognized a pretax non-cash impairment loss of $55 million in 2000. By November 2000, all regulatory approvals related to the transaction had been received. In January 2001, the purchaser did not complete the transaction thereby breaching the terms of the agreement. Legal actions regarding the failed transaction and the $20 million in letter of credit and escrow funds have been filed by the Company and the purchaser (see Note 15 for further discussion).

        In connection with the purchase of Bally by Hilton in 1996 and the subsequent spin-off, Park Place obtained the rights to the "Bally" trademarks. In October 2000, the Company recognized a pretax gain of $7 million in connection with the sale of certain trademark rights associated with the Bally name.

        In October 2000, Arthur M. Goldberg, the Company's president and chief executive officer passed away. In fulfillment of this executive's employment contract obligations, the Company recognized a pretax charge of approximately $15 million for salary commitments and certain life insurance benefits.

1999 Transaction

        In December 1999, the Company entered into a definitive agreement to sell the Flamingo Reno for approximately $20 million in cash. In connection with this agreement, the Company recognized an impairment loss of $26 million in 1999. In July 2000, the Company announced that the sales agreement had been cancelled.

Note 15. Commitments and Contingencies

New Projects

Saint Regis Mohawk Tribe

        Park Place entered into an agreement in April 2000 with the Saint Regis Mohawk Tribe in Hogansburg, New York. Park Place paid $3 million for exclusive rights to develop a Class II or Class III casino project with the Tribe in the State of New York for a period of three years, or extended thereafter by mutual agreement. The parties also agreed to enter into a seven-year definitive management agreement for Park Place to manage the casino in return for a management fee equal to 30 percent of ebitda, as defined in the agreement. The agreement is subject to the approval of the National Indian Gaming Commission.

        The Company has entered into a definitive agreement, as amended, to acquire approximately 66 acres of the Kutsher's Resort Hotel and Country Club in Sullivan County, New York, for approximately $10 million, with an option to purchase the remaining 1,400 acres for $40 million. Approximately 66 acres will be transferred to be held in trust for the Saint Regis Mohawk Tribe subject to approval of the Bureau of Indian Affairs ("BIA").

        The facility will include a 750-room hotel, 130,000 square feet of gaming space, 15,000 square feet of meeting space, 8 restaurants and a spa.

        All of the agreements and plans relating to the development and management of this project are contingent upon various regulatory approvals, including a compact between the Saint Regis Mohawk Tribe and the State of New York, and receipt of approvals from the BIA, National Indian Gaming Commission and local planning and zoning boards.

        In October 2001, the New York State Legislature enacted a bill, which the governor signed, authorizing a total of six Indian casinos in the state of New York—three in Western New York and three in the Catskill Region. The legislation also gives the governor the authority to negotiate state compacts with the tribes without further approval by the legislature.

Litigation

        The Company's subsidiaries are involved in various legal proceedings relating to routine matters of business. The Company is also party to legal proceedings relating to the Bally, Hilton, Grand and Caesars gaming businesses. The Company believes that all the actions brought against it are without merit and will continue to vigorously defend against them. While any proceeding or litigation has an element of uncertainty, the Company believes that the final outcome of these matters is not likely to have a material adverse effect upon its results of operations or financial position.

Belle of Orleans

        The Company's wholly owned subsidiary, Bally's Louisiana, Inc., owns 49.9 percent of the Belle of Orleans, L.L.C. The Belle owns and holds the riverboat gaming license to operate Bally's Casino New Orleans. Metro Riverboat Associates, Inc. owns the remaining 50.1 percent in the Belle. Bally's Louisiana and Metro entered into an operating agreement defining the rights and obligations of the members of Belle, and the Belle entered into a management agreement providing for Bally's Louisiana to manage the casino. The parties are involved in numerous lawsuits, appeals and administrative hearings regarding their rights and obligations under those agreements. Cases are pending between the parties in the Civil District Court for the Parish of Orleans, the Nineteenth Judicial District Court for the Parish of East Baton Rouge, the Louisiana First and Fourth Circuit Courts of Appeal, the Louisiana Supreme Court, and the U.S. District Court for the Eastern District of Louisiana. Metro's claims involve assignments of the management agreements by previous wholly owned Bally's entities to Bally's Louisiana, as well as the effects of Hilton's merger with Bally Entertainment Corporation in 1996, and Hilton's subsequent spin-off of its gaming operations to Park Place in 1998. Metro asserts that Bally's Louisiana is not entitled to manage the casino. Metro is seeking injunctive relief and unspecified damages. Metro has also filed an action in the United States District Court for the Eastern District of Louisiana against certain of Park Place's officers and directors and Bally's Louisiana. The lawsuit alleges civil racketeering and conspiracy activities among the named defendants and members of the Louisiana State Judiciary, the Louisiana Gaming Control Board, the Louisiana State Police, and the Louisiana Attorney General's office.

Bally Merger Litigation

        On December 19, 2001, the Delaware Supreme Court affirmed the trial court's decision dismissing all of the plaintiff's claims in a purported class action against Bally Entertainment Corporation, its directors and Hilton Hotels Corporation, under the caption Parnes v. Bally Entertainment Corporation, et al. The action arose from the merger of Bally into Hilton in December 1996.

Slot Machine Litigation

        On April 26, 1994, William H. Poulos brought a purported class action in the U.S. District Court for the Middle District of Florida, Orlando Division captioned William H. Poulos, et al. v. Caesars World, Inc. et al., against 41 manufacturers, distributors and casino operators of video poker and electronic slot machines, including Park Place. On May 10, 1994, another plaintiff filed a class action complaint in the United States District Court for the Middle District of Florida—William Ahearn, et al. v. Caesars World, Inc. et al.—alleging substantially the same allegations against 48 defendants, including Park Place. On September 26, 1995, a third action was filed against 45 defendants, including Park Place, in the U.S. District Court for the District of Nevada—Larry Schreier, et al. v. Caesars World, Inc. et al. The court consolidated the three cases in the U.S. District Court for the District of Nevada under the case caption William H. Poulos, et al. v. Caesars World, Inc. et al. The consolidated complaints allege that the defendants are involved in a scheme to induce people to play electronic video poker and slot machines based on false beliefs regarding how such machines operate and the extent to which a player is likely to win on any given play. The actions included claims under the federal Racketeering Influenced and Corrupt Organizations Act, fraud, unjust enrichment and negligent misrepresentation, and seek unspecified compensatory and punitive damages. The case has not been certified as a class action.

Las Vegas Hilton Sale Litigation

        In July 2000, the Company entered into an agreement to sell the Las Vegas Hilton to Las Vegas Convention Hotel, LLC, which failed to complete the transaction on the date set for closing. The Company filed a complaint in the Eighth Judicial District Court for the State of Nevada against Las

Vegas Convention Hotel LLC, et al. seeking declaratory relief to retain the $20 million in deposits and recover additional damages for breach of contract. The Company also filed a complaint in the United States District Court for the District of Nevada for damages against Edward Roski, Jr. as guarantor of the transaction. The defendants have filed actions against Park Place and Hilton Hotels Corporation in the Eighth Judicial District Court, which actions have been consolidated with Park Place's action in that Court, alleging breach of contract and tortious interference with contract, and seeking non-specific general, special, and punitive damages, specific performance to compel the sale of the property to plaintiffs at a purchase price less than that required under the original contract, and injunctive relief to prevent Park Place from selling the property to any other person.

Flixcorp Litigation

        Bally Data Systems, Inc. and Bally Entertainment Inc. are defendants in an action entitled Flixcorp of America, Ltd. v. Bally Data Systems, et al., filed in the Circuit Court of Cook County, Illinois in 1987. The litigation involves a breach of contract claim arising out of a purported agreement to develop and manufacture videotape dispensing machines. Plaintiffs allege $167 million in damages, while the companies strongly dispute both liability and damages. The matter is currently scheduled for trial in the third quarter of 2002.

Mohawk Litigation

        In April 2000, the Company entered into an agreement with the Saint Regis Mohawk Tribe pursuant to which we obtained the exclusive rights to develop a Class II or Class III casino project in the state of New York with the Tribe. There are various other parties alleging that the grant of rights to the Company somehow infringed upon their rights. Such parties have commenced the various lawsuits discussed below.

        On April 26, 2000, certain individual members of the Saint Regis Mohawk Tribe purported to commence a class action proceeding in a "tribal court" in Hogansburg, New York, against Park Place and certain of its executives. The proceeding seeks to nullify Park Place's agreement with the Saint Regis Mohawk Tribe to develop and manage gaming facilities in the State of New York. The Company believes that the purported tribal court in which the proceeding has been invoked is an invalid forum and is not recognized by the lawful government of the Saint Regis Mohawk Tribe or by the United States Department of the Interior. On June 2, 2000, Park Place and certain of its executives filed an action in the United States District Court for the Northern District of New York seeking to enjoin the dissident Tribe members from proceeding in the tribal court with an action that Park Place believes has been unlawfully convened and is without merit. In September 2000, the District Court dismissed the Park Place action on the grounds that the Court lacked jurisdiction. In October 2000, Park Place appealed the judgment to the United States Court of Appeals for the Second Circuit. In January 2002, the Second Circuit remanded the matter to the District Court. During the pendency of the appeal, on March 21, 2001, the purported tribal court rendered a purported default judgment against Park Place in the approximate amount of $1.8 billion, which judgment Park Place refuses to recognize as valid. On or about June 27, 2001, the plaintiffs in the purported tribal court action commenced an action in the United States District Court for the Northern District of New York, seeking recognition and enforcement of the purported tribal court judgment as well as punitive damages of $5 million and certain other costs. Both Park Place and plaintiffs have moved for summary judgment and are awaiting a determination of their motions. Park Place is pursuing all necessary actions to enjoin any efforts to enforce the purported judgment.

        On June 6, 2000, President R.C.-St. Regis Management Company and its principal, Ivan Kaufman, filed an action in the Supreme Court of the State of New York, County of Nassau, against Park Place and certain of its executives seeking compensatory and punitive damages in the amount of approximately $550 million. The action alleges claims based on breach of a proposed letter agreement between plaintiffs, Park Place, and the Saint Regis Mohawk Tribe concerning the Tribe's existing casino in Hogansburg, New York, fraudulent inducement, tortious interference with contract, and defamation. Alternatively, plaintiffs seek specific performance and/or injunctive relief in connection with the proposed letter agreement. In September 2000, plaintiffs voluntarily dismissed three of the contract-related claims that had been brought against the individually named defendants.

        On November 13, 2000, Catskill Development, LLC, Mohawk Management LLC and Monticello Raceway Development Company LLC (collectively, "Catskill Development") filed an action against Park Place in the United States District Court for the Southern District of New York. The action arises out of Catskill Development's efforts to develop land in Sullivan County as an Indian gaming facility in conjunction with the Saint Regis Mohawk Tribe. Catskill Development claims that Park Place wrongfully interfered with several agreements between itself and the Tribe pertaining to the proposed gaming facility. The plaintiffs alleged tortious interference with contract and prospective business relationships, unfair competition and state anti-trust violations and sought over $3 billion in damages. On May 11, 2001, the District Court granted Park Place's motion to dismiss three of the four claims made by Catskill Development. On May 30, 2001, Catskill Development moved for reconsideration of that ruling and the District Court reinstated one of the dismissed claims.

        On March 29, 2001, Park Place and its then general counsel, Clive Cummis, sued thirty individual tribal members in the Supreme Court of the State of New York, New York County, in the case of Park Place Entertainment et al. v. Marlene Arquette, et al., alleging malicious defamation and interference with contract in connection with the individuals' purported tribal court proceedings and media publication of their purported "default judgment" against Park Place, all of which has been injurious to the good name and reputation of Park Place and Plaintiffs. On November 14, 2001, the Court granted defendants' motion to transfer venue to Franklin County.

        On or about October 23, 2001, Scutti Enterprise, LLC commenced an action seeking over $500 million alleging that Park Place wrongfully interfered with its relationship with the Saint Regis Mohawk Tribe pertaining to the proposed redevelopment and management of the Mohawk Bingo Palace. The court has dismissed the complaint with prejudice.

        On or about January 29, 2002 two actions were filed in the Supreme Court of the State of New York, County of Albany, challenging legislation that, among other things, authorized the Governor of the State of New York to execute tribal-state gaming compacts, approved the use of slot machines as "games of chance," approved the use of video lottery terminals at racetracks and authorized the participation of New York State in a multi-state lottery. The matters are captioned Dalton v. Pataki, et al. and Karr v. Pataki, et al. Plaintiffs seek a declaratory judgment declaring the legislation unconstitutional and enjoining the implementation thereof. Park Place has received consent of all parties in each action to intervene, and has sought to do so.

Stratosphere Stand-By Equity Commitment

        Grand is a defendant in Stratosphere Litigation, L.L.C. v. Grand Casinos, Inc. a Minnesota Corporation, pending in the United States District Court of Nevada. In March 1995, Grand entered into a Standby Equity Commitment Agreement with Stratosphere in which Grand agreed, subject to certain terms and conditions, to purchase up to $20 million of additional equity in Stratosphere during each of the first three years Stratosphere operated if Stratosphere's consolidated cash flow during each of such years did not exceed $50 million. The enforceability of the Standby Equity Commitment was the subject of litigation in the U.S. District Court as a result of an action brought by the Trustee in Bankruptcy for the Stratosphere. On February 19, 1998, the U.S. Bankruptcy Court for the District of Nevada ruled in favor of Grand that the Standby Equity Commitment is not enforceable in Bankruptcy Court as a matter of law. On April 4, 2001, the U.S. District Court entered a judgment in favor of Grand on all counts and on May 4, 2001, plaintiffs appealed the judgment to the Ninth Circuit Court of Appeals.

This lawsuit to which Grand and its subsidiaries are parties arose out of actions prior to Grand's merger with Park Place. Any liabilities with respect thereto are an obligation of Grand, and Grand is to be indemnified by Lakes Gaming, Inc. (the company that retained the non-Mississippi business of Grand prior to the merger). If Lakes is unable to satisfy its indemnification obligations, Grand will be responsible for any liabilities, which could have a material adverse effect on Park Place.

Note 16. Quarterly Financial Data (Unaudited)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
	(dollars in millions, except per share amounts)
Year Ended December 31, 2001
Revenues(1)	$1,161	$1,171	$1,189	$1,110	$4,631
Operating income (loss)	184	179	(18)	62	407
Net income (loss)	45	48	(101)	(16)	(24)
Basic EPS(2)	0.15	0.16	(0.34)	(0.05)	(0.08)
Diluted EPS(2)	0.15	0.16	(0.34)	(0.05)	(0.08)
Year Ended December 31, 2000
Revenues(1)	$1,177	$1,189	$1,212	$1,080	$4,658
Operating income	197	167	222	110	696
Net income (loss)	52	31	67	(7)	143
Basic EPS(2)	0.17	0.10	0.22	(0.02)	0.48
Diluted EPS(2)	0.17	0.10	0.22	(0.02)	0.46

(1)
As discussed in Note 2, the Company adopted the provisions of EITF 00-14 and EITF 00-22 in 2001 relating to cash rebates, refunds, coupons and discounts. The revenues shown above differ from those previously reported on Form 10-Q because of the required "cash back" reclassifications. Operating income (loss) and net income (loss) were not affected.

(2)
The sum of Basic and Diluted EPS for the four quarters may differ from the annual EPS due to the required method of computing weighted average number of shares in the respective periods.

Note 17. Subsequent Event

        On February 20, 2002, we entered into an agreement with Jupiters Limited, whereby it will purchase 50 percent of our equity in Jupiters Limited. We also entered into a separate agreement to sell our remaining equity in Jupiters Limited to institutional investors. After-tax proceeds of these two transactions are currently estimated at $100 million and will be used to repay bank debt. The agreements are subject to shareholder, regulatory, and governmental approvals and financing arrangements by Jupiters Limited. The transactions are expected to be completed in the second quarter of 2002. Although we have agreed to sell our equity in Jupiters Limited, we will continue to manage the two Jupiters' Queensland casinos.

Note 18. Subsequent Events (unaudited)

        As detailed in "Note 17. Subsequent Event," in February 2002, Park Place entered into agreements to sell its 19.9% equity in Jupiters Limited. On April 17, 2002, we completed the sale of the Jupiters Limited equity and received total gross proceeds of approximately $120 million. The proceeds were used to pay down company debt. We continue to manage the two Jupiters' Queensland casino hotels.

        As detailed in "Note 2. Summary of Significant Accounting Policies," in accordance with SFAS No. 142, we conducted an independent appraisal of the relevant assets and recorded in the first quarter 2002 a non-cash charge of $979 million to write down the value of goodwill carried on its books. The majority of the write down relates to goodwill associated with the 1996 acquisition of Bally Entertainment by Hilton Hotels Corporation, from which Park Place was spun off in 1998.

Offer to Exchange up to $375,000,000 of Our
7 7/8% Senior Subordinated Notes due 2010
Which Have Been Registered Under the Securities Act,

For up to $375,000,000 of Our
Outstanding 7 7/8% Senior Subordinated Notes due 2010

PROSPECTUS

April 29, 2002

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TABLE OF CONTENTS
DOCUMENTS INCORPORATED BY REFERENCE
AVAILABLE INFORMATION
MARKET DATA
SUMMARY
Park Place Entertainment Corporation
Recent Developments
Summary of the Exchange Offer
Summary of The Exchange Notes
Risk Factors
Summary Selected Historical Financial Information
RISK FACTORS
FACTORS THAT MAY AFFECT FUTURE RESULTS (Cautionary Statements Under the Private Securities Litigation Reform Act of 1995)
USE OF PROCEEDS
CAPITALIZATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS AND PROPERTIES
REGULATION AND LICENSING
DESCRIPTION OF OTHER INDEBTEDNESS
THE EXCHANGE OFFER
DESCRIPTION OF THE EXCHANGE NOTES
MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
PARK PLACE ENTERTAINMENT CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (dollars in millions, except par value)
PARK PLACE ENTERTAINMENT CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (dollars in millions, except per share amounts)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS